One Company.
One Brand.

i3 VERTICALS

ANNUAL REPORT 2023



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To Our Shareholders

At i3, we continue to focus on evolving our software technology to exceed market and client expectations.

In 2023 we successfully unified our product offerings and increased collaboration across our functional groups. Our employees have readily embraced our accelerating vision and produced market leading solutions in Justice Tech, Motor Carrier, Motor Vehicle, Revenue Cycle Management, Billing & Electronic Health Records, Payer Solutions, Education and Payments Technology. Delivery of our software solutions is enhanced by cohesive Shared Services teams including RFP, Implementation, Integration and Development teams across the US and India.

"One Company. One Brand." has been a top priority in 2023. This was a companywide effort – now fully under the "i3 Verticals" banner – to further integrate our businesses, unify our product offerings and increase collaboration across our functional groups. Not surprisingly, our employees have welcomed this change as they know it will increase efficiency and result in better service for our customers.

We are stronger than ever, and the future is bright. We've set financial records, acquired a thriving location in India, developed additional products and resources, entered new markets, and strengthened our internal teams. I could not be prouder of our progress, and I am energized by what is ahead.

I want to thank each of you for your continued support. While change may be inevitable, one thing that has not changed is our vision – increasing recurring revenues and maintaining healthy margins while fostering an inviting culture. We have come so far since 2012, and I know great things lie ahead. One Company. One Brand.



GREG DAILY
Chairman & Chief Executive Officer

Leadership Team

GREG DAILY
Chairman & Chief Executive Officer

CLAY WHITSON
Chief Financial Officer

RICK STANFORD
President

PAUL CHRISTIANS
Chief Operating Officer

PAUL MAPLE
General Counsel & Secretary

PETE PANAGAKIS
Chief Technology Officer

GEOFF SMITH
Senior Vice President - Finance

Board of Directors

GREG DAILY
Chairman

DAVID WILDS
Managing Partner, First Avenue Partners

BURTON HARVEY
Managing Partner, Capital Alignment Partners

DECOSTA JENKINS
Former Chief Executive Officer, Nashville Electric Service

ELIZABETH SEIGENTHALER COURTNEY
Managing Partner, Southeast, Finn Partners Inc.

CLAY WHITSON
Director

TIMOTHY MCKENNA
Former President of Fidelity Capital Markets Fidelity Investment

JOHN HARRISON
Director, Harbert Management Corporation

DAVID MORGAN
Chairman and Vice President, LBMC Financial Services, LLC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 001-38532

i3 Verticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**82-4052852**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

40 Burton Hills Blvd., Suite 415	
Nashville, TN	**37215**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (615) 465-4487

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 Par Value	**IIIV**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of March 31, 2023, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the Class A common stock held by non-affiliates was approximately $562.7 million based on the number of shares of Class A common stock held by non-affiliates and the closing price of the Class A common stock on the Nasdaq Global Select Market on such date. The determination of affiliate status for purposes of the foregoing calculation is not necessarily a conclusive determination for any other purpose.

As of November 21, 2023, there were 23,272,496 outstanding shares of Class A common stock, $0.0001 par value per share, and 10,093,394 outstanding shares of Class B common stock, $0.0001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report may be forward-looking statements. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "pro forma," "continues," "anticipates," "expects," "seeks," "projects," "intends," "plans," "may," "will," "would" or "should" or, in each case, their negative or other variations or comparable terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These factors include, but are not limited to, the following:

- our indebtedness and our ability to maintain compliance with the financial covenants in our 2023 Senior Secured Credit Facility (as defined below);
- our ability to meet our liquidity needs;
- our ability to raise additional funds on terms acceptable to us, if at all, whether through debt, equity or a combination thereof;
- our ability to protect our systems and data from continually evolving cybersecurity risks or other technological risks, including the impact of any cybersecurity incidents or security breaches;
- liability and reputation damage from unauthorized disclosure, destruction or modification of data or disruption of our services;
- technical, operational and regulatory risks related to our information technology systems and third-party providers' systems;
- our ability to successfully manage our intellectual property;
- the triggering of impairment testing of our fair-valued assets, including goodwill and intangible assets, in the event of a decline in the price of our Class A common stock or otherwise;
- our ability to generate revenues sufficient to maintain profitability and positive cash flow;
- competition in our industry and our ability to compete effectively;
- consolidation in the banking and financial services industry;
- risk of shortages, price increases, changes, delays or discontinuations of hardware due to supply chain disruptions with respect to our limited number of suppliers;
- our dependence on non-exclusive distribution partners to market our products and services;
- our ability to keep pace with rapid developments and changes in our industry and provide new products and services;
- reliance on third parties for significant services;
- exposure to economic conditions and political risks affecting consumer and commercial spending, including the use of credit cards;
- our ability to increase our existing vertical markets, expand into new vertical markets and execute our growth strategy;
- our ability to successfully identify acquisition targets, complete those acquisitions and effectively integrate those acquisitions into our services;
- potential degradation of the quality of our products, services and support;
- our ability to retain customers;
- our ability to attract, recruit, retain and develop key personnel and qualified employees;
- risks related to laws, regulations and industry standards;
- risk of significant chargeback liability if our customers refuse or cannot reimburse chargebacks resolved in favor of their customers;
- our ability to comply with complex laws and regulations applicable to the healthcare industry and to adjust our operations in response to changing laws and regulations;
- the impact of government investigations, claims and litigation;

- *the effects of health reform initiatives;*
- *risks related to our international operations;*
- *operating and financial restrictions imposed by our 2023 Senior Secured Credit Facility (as defined below);*
- *risks related to the accounting method for i3 Verticals, LLC's 1.0% Exchangeable Notes due February 15, 2025 (the "Exchangeable Notes");*
- *our ability to raise the funds necessary to settle exchanges of the Exchangeable Notes or to repurchase the Exchangeable Notes upon a fundamental change;*
- *risks related to the conditional exchange feature of the Exchangeable Notes; and*
- *the risk factors included in Part I, Item 1A of this Annual Report on Form 10-K.*

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this Annual Report on Form 10-K. The matters summarized in "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, and in subsequent filings could cause our actual results to differ significantly from those contained in our forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this filing, those results or developments may not be indicative of results or developments in subsequent periods.

In light of these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this filing speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments, except as required by applicable law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

As used in this Annual Report on Form 10-K, unless the context otherwise requires, the terms "i3 Verticals," the "Company," "we," "us" and "our" and similar references refer (1) before the completion of our initial public offering ("IPO") completed in June 2018 or the reorganization transactions entered into in connection therewith (the "Reorganization Transactions"), which are described in the notes to consolidated financial statements, to i3 Verticals, LLC and, where appropriate, its subsidiaries, and (2) after the Reorganization Transactions to i3 Verticals, Inc. and, where appropriate, its subsidiaries.

RISK FACTORS SUMMARY

Our business faces significant risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. Set forth below is a summary list of the principal risk factors as of the date of the filing this Annual Report on Form 10-K:

- Unauthorized disclosure, destruction or modification of data or disruption of our services or other cybersecurity or technological risks could expose us to liability, protracted and costly litigation and damage our reputation.
- Our software and systems and our third-party providers' software and systems may fail, or our third-party providers may discontinue providing their services or technology generally or to us specifically, which in either case could interrupt our business, cause us to lose business and increase our costs.
- Some of our solutions contain "open source" software, and any failure to comply with the terms of one or more of applicable open-source licenses could negatively affect our business.
- We have a history of operating losses and will need to generate significant revenues to attain and maintain profitability and positive cash flow and continue our acquisition program.
- The vertical market software and payment processing industries are highly competitive. Such competition could adversely affect the revenue we receive, and as a result, our margins, business, financial condition and results of operations.
- To acquire and retain customers, we depend in part on distribution partners that generally do not serve us exclusively, may not aggressively market our products and services, are subject to attrition and are not under our control.
- If we cannot keep pace with rapid developments and changes in our industry, the use of our products and services could decline, causing a reduction in our revenues.
- If we fail to comply with the applicable requirements of the Visa and Mastercard payment networks, those payment networks could seek to fine us, suspend us or terminate our registrations through our bank sponsors.
- If our bank sponsorships are terminated and we are not able to secure or successfully migrate customer portfolios to new bank sponsors, we will not be able to conduct our business.
- Consolidation in the banking and financial services industry could adversely affect our business, results of operations and financial condition.
- We have faced, and may in the future face, significant chargeback liability if our customers refuse or cannot reimburse chargebacks resolved in favor of their customers, and we may not accurately anticipate these liabilities.
- On occasion, we experience increases in interchange and sponsorship fees; if we cannot pass these increases along to our customers, our profit margins will be reduced.
- Third-party hardware that we sell to our customers is generally procured from a limited number of suppliers. Thus, we are at risk of shortages, price increases, changes, delays or discontinuations of hardware, which could disrupt our business.
- We are subject to economic and political risk, the business cycles of our customers and distribution partners and changes in the overall level of consumer and commercial spending, which could negatively impact our business, financial condition and results of operations and risks associated with rapidly evolving domestic and global conditions which are beyond our control.
- A decline in the use of cards and ACH as payment mechanisms for consumers and businesses or adverse developments in the electronic payment industry in general could adversely affect our business, financial condition and operating results.
- We may not be able to successfully execute our strategy of growth through acquisitions.
- Revenues and profits generated via acquisition may be less than anticipated, the integration process could experience delays or difficulties, and we may fail to uncover all liabilities of acquisition targets through the due diligence process prior to an acquisition, resulting in unanticipated costs, losses or a decline in profits, as well as potential impairment charges.
- We may not be able to successfully manage our intellectual property and we may be subject to infringement claims.

- If we lose key personnel, or if their reputations are damaged, our business, financial condition and results of operations may be adversely affected, and proprietary information of our company could be shared with our competitors.
- In a dynamic industry like ours, our success and growth depend on our ability to attract, recruit, retain and develop qualified employees.
- Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.
- We are the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations.
- We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results.
- Our international operations subject us to additional risks.
- We are subject to extensive government regulation, and any new laws and regulations, industry standards or revisions made to existing laws, regulations or industry standards affecting the electronic payments industry, and the other industries in which we provide services, or our actual or perceived failure to comply with such obligations, may have an unfavorable impact on our business, financial condition and results of operations.
- Changing laws and governmental rules and regulations designed to protect or limit access to or use of personal information could adversely affect our ability to effectively provide our products and services, and actual or perceived failure to comply with such legal and regulatory obligations may negatively impact our business, financial condition and results of operations.
- Actual or perceived failures to comply with applicable healthcare laws and regulations could result in a material breach of contract with one or more of our customers in our Healthcare vertical, harm our reputation and subject us to substantial civil and criminal penalties.
- We could be adversely affected by violations of the FCPA and similar anti-bribery laws of other countries in which we provide services or have employees.
- Changes in tax laws or their interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to our customers, could negatively affect our business, financial condition and results of operations.
- Our indebtedness could adversely affect our financial health and competitive position.
- We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.
- We may not have the ability to raise the funds necessary to settle exchanges of the Exchangeable Notes or to repurchase the Exchangeable Notes upon a fundamental change.
- The conditional exchange feature of the Exchangeable Notes, if triggered, may adversely affect our financial condition and operating results.
- In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
- Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a significant and adverse effect on our business, financial condition, results of operations and reputation.
- Certain provisions of Delaware law and anti-takeover provisions in our organizational documents could delay or prevent a change of control.

PART I

Item 1.   Business

Our Company

i3 Verticals builds, acquires and grows software solutions in strategic vertical markets. Our broad array of specialized solutions meet our customers' specific enterprise needs which leads to long-term partnerships. Our payments platform seamlessly integrates into our solutions, unlocking additional value.

Revenue from software and related services accounts for 50% of our total revenue for the twelve months ended September 30, 2023, up from 5% for the twelve months ended September 30, 2017.

Since our founding in 2012, we have steadily increased our market share and solution breadth through a combination of organic growth initiatives and acquisitions. Our cash flow generation has positioned us to capitalize on strategic opportunities and position ourselves to expand our product offerings for years to come.

We focus on strategic vertical markets where we can build lasting customer relationships. Our primary markets are underserved, fragmented, large, and growing. Our primary strategic vertical markets include:

- *Public Sector*—We have products and solutions that create an efficient flow of information throughout a variety of public sector entities, including states and local governments. Our solutions help our customers provide more responsive and efficient services to their citizens. We have products that enable upper and lower court case management, collections, finance and accounting, motor vehicle and carrier registration, e-filing and taxation, license plate inventory, property tax management, utility billing, professional licensing, document workflow, and law enforcement software. We deliver integrated payments solutions throughout many of these products and these solutions allow our customers to efficiently process court, tax, registration, utility and other payments. We also assist public schools in completing payment processing functions such as accepting payments for school lunches (online or at school) and school activities.
- *Healthcare*—We provide entities in the healthcare market with software platforms that drive process efficiency and ensure compliance. These include electronic healthcare records ("EHR") and revenue cycle management solutions, often paired together. We offer our software as a service and often bundle it with professional services that specialize in outsourced revenue cycle management, including coding. We also provide insurance adjudication, patient engagement platforms, billing, scheduling and integrated payments solutions. Our payment solutions in the healthcare market seamlessly integrate into our own proprietary software, as well as that of our distribution partners, consisting of independent software vendors ("ISVs"). We also provide workflow software and associated professional services to medical insurance payers. Our customers include multiple large academic medical institutions, multiple large payer networks, billing organizations and individual physician practices.

A core component of our growth strategy includes a disciplined approach to acquisitions of companies and technology, evidenced by 48 acquisitions since our inception in 2012. Our acquisitions have opened new strategic vertical markets, increased the number of businesses and organizations to whom we provide solutions and extended our existing software solutions and capabilities. We target vertical markets where businesses and organizations often lack integrated payment functionality within their business management systems. When we present software solutions that integrate the customer's operations with their payments, we can build a long-term relationship primed to grow together. Our management team has significant experience acquiring and integrating vertical market software businesses that complement our existing suite of products and solutions. Due to our team's longstanding relationships and domain expertise, we maintain a strong pipeline of acquisition targets and are constantly evaluating businesses against our acquisition criteria.

We generate revenue from software licenses and subscriptions, ongoing support, and other software-related solutions. We also generate revenue from volume-based fees generated by payment processing services provided to customers throughout North America. Our software and integrated payment solutions coupled with our distribution network derive significant scale from operating efficiencies, which enables us to generate strong operating margins and cash flows.

Our Segments

We have two reportable segments, Software and Services and Merchant Services, and an Other category. For additional information on our segments, see Note 17 to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Software and Services

Our Software and Services segment delivers vertical market software solutions to customers across all of our strategic vertical markets. These solutions often include embedded payments or other recurring services.

Merchant Services

Our Merchant Services segment provides comprehensive payment solutions to businesses and organizations. Our Merchant Services segment includes third-party integrated payment solutions as well as traditional merchant processing services across our strategic vertical markets.

Other

Our Other category includes corporate overhead expenses, when presenting reportable segment information.

Our Products and Solutions

We deliver a comprehensive array of vertical market software solutions and integrated payment technology to our customers and distribution partners. Our products and solutions are strategically aligned to support new customer growth and promote customer retention. Some solutions are broadly applicable across many different types of entities and departments, while others are specific to certain markets.

Public Sector

Our Public Sector vertical is comprised of more than 100 unique software products designed to make governments run more efficiently. Payments are often embedded into these software products, providing customers with a seamless experience as well as an additional revenue stream. We serve customers at both the state and local level and our geographic reach covers most of the United States and some of Canada.

Our software products are designed to align with the specific needs of our customers and their communities. Solutions categories include:

- Judiciary & Courts - Fully integrated digital solutions offering dynamic processes to plan, coordinate, evaluate, record, and provide up to date information within court systems.

- Motor Vehicle - Comprehensive solutions for driver license, vehicle title and registration and motor carrier compliance for departments of transportation in the United States and Canada.

- Utility Billing - Complete suite of billing and back-office management software solutions and services to enhance enterprise applications, improve customer experience, and increase efficiency of utility operations.

- Digital Customer Engagement - Digital customer engagement platform, including web, mobile, chat, and voice options, enables intuitive self-service options for customers to manage their data & accounts.

- Finance and ERP - Enterprise resource planning ("ERP") solutions connect the organization and its data to create a flow of information providing insight across multiple departments.

- School Lunches - Comprehensive solution for schools and districts including meal account management, point of sale, menu planning, nutritional analysis, food inventory and free and reduced meal applications.

- Land & Records Management - Fully digital solutions to boost proficiency and maintain records to enable submission of index information, scanning of document images and secure instantaneous retrieval of information.

- Public Safety - Solutions for computer aided dispatch, law records management, evidence management, jail management, mobile solutions, and livescan.

- Licensing & Permitting - Automation for every step of the licensing application, renewal process and payment process. These include workflow and user driven customization solutions.

- Property, Recording and Tax – Digital solutions designed for appraisal information, tax collection management, revenue collection, and Computer Assisted Mass Appraisal.

Healthcare

Our Healthcare vertical is dedicated to delivering integrated solutions across the healthcare ecosystem, catering to providers and payers, with a strong emphasis on enhancing process efficiency and ensuring compliance. Our core offering is our versatile care delivery platform, which encompasses a range of solutions, including EHR, practice management tools, patient engagement applications, and patient payment solutions. These solutions are designed to adapt to the diverse needs of healthcare organizations, from small physician practices to large academic medical institutions and multi-location health systems. By providing flexible and scalable technology solutions, we empower our clients to navigate the evolving landscape of healthcare.

Complementing our technology platform, we offer a comprehensive portfolio of revenue cycle management services. These services provide our clients with a full end-to-end experience, covering all aspects of their financial operations. From revenue optimization and billing to claims processing and coding, our services are designed to streamline financial processes and maximize revenue performance for healthcare organizations.

Finally, our healthcare payer solutions provide payers with the tools to manage the complex healthcare industry more effectively. We offer tailored solutions for managing compliance requirements, including Appeals & Grievances. Additionally, our Network Management platform assists payers in provider contracting, credentialing, and outreach, enabling them to expand and adapt to changing market dynamics.

Payment Technology

In addition to our broad suite of vertical market software described above, we have developed a suite of payment technology solutions that serves customers across our vertical markets. Capabilities include:

- traditional merchant processing or payment facilitator models,
- integration with customer business management systems, risk management,
- validated point-to-point encryption, and
- PCI-compliant security and extensive reporting tools.

We offer our customers a single point of access through our powerful, simple and capable proprietary core platform. From there we offer a suite of payment and software solutions, enabling omni-channel POS, spanning brick and mortar locations and electronic- and mobile-commerce, including app-based payments.

Our payment technology platforms include an Application Programming Interface ("API") suite that provides access to traditional merchant processing, ACH processing and payment facilitator merchant processing capabilities. The platform APIs allow access to Europay, Mastercard and Visa ("EMV") devices using an implementation that shields software providers from the requirements of PCI or payment application data security standard certifications.

Our Technology

As a forward-thinking software company that excels in delivering cutting edge solutions, we are committed to agile delivery, scalable platforms, and secure solutions. Our team of highly skilled and experienced technologists is dedicated to implementing software products that cater to the diverse and evolving needs of our customers. We continuously refine and expand our software offerings to stay aligned with the latest industry and current market trends.

Agile Development

Our flexible approach to digital delivery is centered around agility. We prioritize rapid development, continuous improvement, and dynamic responsiveness in our ever-changing environment. This means our customers receive software solutions that evolve with their needs as well as the market, ensuring they stay ahead of the curve.

Our product management lifecycle ensures our products remain robust and flexible. Product roadmaps drive our investments and ensure our solutions remain innovative and never grow stale. Continuous investment is the key to our success.

Scalable Platforms

We understand that scalability is critical to meeting the growing demands of the digital landscape. Our cloud-first strategy drives solutions that are designed to expand seamlessly, empowering our systems to adapt, grow, and thrive without constraints.

Remaining cloud agnostic allows us to choose best of breed solutions allowing us to meet the needs of our customers. Our strategic partnerships with multiple cloud providers give us capabilities beyond that of many of our competitors.

Secure Solutions

Cybersecurity is at the core of our digital strategy. We employ the latest security measures to safeguard our customers' data and systems, which are designed to protect the integrity and confidentiality of their valuable information. Our increasing investment in security protects against the ever-evolving threats in the digital realm.

We rigorously adhere to data protection regulations, industry-specific compliance standards, and best practices to ensure that our customers' sensitive data is handled with the utmost care. Our solutions are designed to meet the requirements of regulatory and legal compliance.

Our Sales and Marketing

Our sales strategy includes both employee sales representatives and a broad network of distribution partners.

We utilize our direct sales team, our largest channel, to sell our proprietary software and payment technology solutions directly to customers in our vertical markets. Sales teams are organized and coordinated by vertical, leading to extensive cross-selling opportunities across our broad array of solutions. Leveraging our vertically focused suite of products and services, we are able to maximize the performance of our employee sales force, and our external distribution channels, as we continue to attract new partners.

Our external channel partners are comprised of ISVs, value-added resellers ("VARs") and a few select independent sales organizations ("ISOs"). These distribution partners are a consistent and scalable source for new customer acquisition.

Our product and partner marketing is delivered through a shared-services model which is coordinated with each vertical market. Marketing is tightly aligned with our sales efforts by providing event coordination, demand generation resources, physical and electronic marketing campaigns and partner marketing collateral. Our enterprise marketing function establishes our overall corporate marketing strategy to enhance brand awareness and demand generation. We use a broad variety of traditional and digital marketing mediums to engage prospective customers.

Our Operations

Our operations team is uniquely structured to optimize the experience of our customers and distribution partners. These vertically focused business support teams allow us to establish a level of expertise that delivers a scalable support structure and enables us to align our services with the economic goals and specific expectations of the respective business unit. Each operations team is positioned to support the functions of their customer base. Key performance indicators mark their progress toward achieving the goals established by each business unit. A strong network of shared services, such as marketing, legal, finance and HR, support our decentralized operating units and ensure they are focused on providing best in-class service to our customers. Our corporate technology department is structured to rapidly enhance, deploy and effectively maintain our products and services.

Our operations team is structured to effectively support the individual needs of our customers. This includes:

- customer onboarding;
- data conversions and migrations;
- software configurations and integrations;
- customer support and retention;
- customer training and activations;
- contract renewals, billing and financial review;
- credit underwriting and risk management;
- payment processing support; and
- end-user customer support.

Our technical operations team oversees the execution of development, quality control, delivery and support for our vertical software and payment processing applications. Products are developed and tested according to the software development lifecycle, composed of iterative backlog refinement, feature prioritization, development and testing with a dedicated focus on planning and execution. Releases are modeled on continuous deployment and added to the live environment on a routine basis. Each application is built with redundancy to foster resiliency and built to be easily managed during a disaster recovery scenario. Our hosted solutions are maintained within a managed, dedicated environment which upholds multiple compliance standards according to the vertical, including but not limited to PCI, Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and National Institute of Standards and Technology ("NIST"), to protect all personal and transactional data.

Our Competition

We compete with a variety of vertical market software providers that have different business models, go-to-market strategies and technical capabilities. We believe the most significant competitive factors in our markets are:

1. quality, including the ability of our products and solutions to addresses the specific needs of our customers;
2. service, including our ability to bring value-added solutions and strong customer support;
3. trust, including a strong reputation for quality service and trusted distribution partners;
4. convenience, such as speed in customer onboarding and approving applications;
5. pricing, including fees charged to customers and residuals and incentives offered to distribution partners.

Our competitors range from large and well established companies to smaller, earlier-stage businesses. See "Risk Factors—Risks Related to Our Business and Industry— The vertical market software and payment processing industries are highly competitive. Such competition could adversely affect the revenue we receive, and as a result, our margins, business, financial condition and results of operations." in Part I, Item 1A of this Annual Report on Form 10-K.

Human Capital

To facilitate talent attraction and retention, we strive to make i3 Verticals a safe and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by competitive compensation and benefits programs and opportunities for advancement.

The success of our business is fundamentally connected to the well-being of our people. Accordingly, we provide our eligible employees with access to flexible and convenient medical programs intended to meet their needs and the needs of their families. In addition to standard medical coverage, for our domestic employees, we offer dental and vision coverage, health savings and flexible spending accounts, paid time off, flexible work schedules on a case-by-case basis, employee assistance programs, voluntary short term and long-term disability insurance and term life insurance. For our non-U.S. employees, in addition to standard medical coverage, we offer benefits that are consistent with local practices for similarly situated companies.

We provide competitive compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs (which vary across our businesses) include bonus opportunities and, for our domestic employees, a 401(k) Plan. We use targeted stock option grants and restricted stock units ("RSUs") with vesting conditions to facilitate retention of personnel, and we are proud that a large percentage of our workforce owns i3 Verticals shares, RSUs or options to purchase i3 Verticals shares. We believe this dynamic aligns important economic incentives and encourages an entrepreneurial spirit.

We have built a collaborative culture that recognizes and rewards innovation and offers employees a variety of opportunities and experiences. We believe that our culture is critical to our success. As of September 30, 2023, 60% of our employees work in one of our 38 offices and 40% of our employees are fully remote or hybrid. We encourage our employees to take advantage of our flexible work arrangements to meet their individual circumstances. We are an acquisitive company and regularly add new employees and locations as a result of our acquisition activity. Our employee headcount has significantly increased since our Initial Public Offering in June 2018, and as of November 21, 2023, we have approximately 1663 employees in 42 states and two countries. No employees are represented by unions. We believe that our employee retention rates are competitive and we think this is a result of strong emphasis on workforce culture in our acquisition process and in our operational decision making.

As of September 30, 2023, the Company's workforce was 48% female and 52% male. In addition, our workforce ethnicity, as of September 30, 2023, was as follows: 66% White, 15% Asian, 8% Black or African American, 6% Hispanic or Latino and 5% Other. Race and gender disclosures are based on information self-reported by employees.

Government Regulation

We operate in an increasingly complex legal and regulatory environment. Our business and the products and services that we offer are subject to a variety of federal, state and local laws and regulations and the rules and standards of the payment networks that we utilize to provide our electronic payment services, as more fully described below.

Dodd-Frank Act

The 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the related rules and regulations have resulted in significant changes to the regulation of the financial services industry. Changes impacting the electronic payment industry include providing merchants with the ability to set minimum dollar amounts for the acceptance of credit cards and to offer discounts or incentives to entice consumers to pay with cash, checks, debit cards or credit cards, as the merchant prefers. The Durbin Amendment to the Dodd-Frank Act provides that the Federal Reserve regulate interchange fees that certain issuers charge merchants for debit transactions and these fees must be "reasonable and proportional" to the cost incurred by the issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for issuers with assets of $10 billion or greater. Federal Reserve approval of a final rule effective October 1, 2021 permit debit card issuers to receive a fraud-prevention adjustment to the interchange fee standards. New rules effective July, 2023 contain certain prohibitions on payment network exclusivity and merchant routing restrictions of debit card transactions.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau (the "CFPB"), which has assumed responsibility for most federal consumer protection laws of a financial nature, and the Financial Stability Oversight Council, which has the authority to determine whether any non-bank financial company, such as us, should be supervised by the Board of Governors of the Federal Reserve System because it is systemically important to the U.S. financial system. Any new rules or regulations implemented by the CFPB or the Financial Stability Oversight Council or in connection with the Dodd-Frank Act that are applicable to us, or any changes that are adverse to us resulting from litigation brought by third parties challenging such rules and regulations, could increase our cost of doing business or limit permissible activities.

Privacy and Information Security Regulations

We provide services that are subject to privacy laws and regulations of a variety of jurisdictions. Relevant federal privacy laws include the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. These laws and regulations restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These laws also impose requirements for safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Our business also may be subject to the Fair Credit Reporting Act and the Fair and Accurate Credit Transactions Act of 2003, which regulate the use and reporting of consumer credit information and impose disclosure requirements on entities who take adverse action based on information obtained from credit reporting agencies.

All fifty states, Puerto Rico, and the U.S. Virgin Islands have enacted data breach notification laws requiring businesses that experience a security breach of their computer databases that contain personal information to notify affected individuals, consumer reporting agencies and governmental agencies. Eleven states have implemented (though not all laws, including Texas, are presently in effect) comprehensive data security laws. Certain of these laws restrict the ability to collect and utilize certain types of personal information, such as Social Security and driver's license numbers, impose secure disposal requirements for personal data and contain regulations surrounding data protection and information security. For example, Massachusetts requires any business that processes the personal information of a Massachusetts resident to adopt and implement a written information security program. In addition, states are increasingly legislating data protection requirements for a broader list of personal data and are strengthening protections for students' personal information. For example, Illinois regulates the collection of biometric information under its Biometric Information Privacy Act. Texas and Washington have also passed legislation regulating the collection of biometric information, and at least ten other states have legislation pending regarding the collection of biometric data. Additionally, the California Consumer Privacy Act of 2018 (the "CCPA"), requires companies that process personal information of California residents to make certain disclosures to consumers about data practices, grants consumers specific access rights to their data, allows consumers to opt out of certain data sharing activities and creates a private right of action for data breaches. The California Privacy Rights Act of 2020 (the "CPRA"), which came into effect on January 1, 2023, applies to certain personal information collected on or after January 1, 2022, amends and expands the CCPA to create additional consumer privacy rights, such as the right of correction and right to limit the use of sensitive personal information, and establishes a privacy enforcement agency known as the California Privacy Protection Agency (the "CPPA"). Virginia passed the Consumer Data Protection Act, effective January 1, 2023 which offers consumers some rights similar to those offered by the CCPA. Colorado (the Colorado Privacy Act) and Connecticut (Public Act 22-15) both passed privacy laws that went into effect on July 1, 2023, and Utah updated its code with respect to a number of privacy and data security-related issues that go into effect on December 31, 2023. In addition, various other states are expected to enact in the near future, new laws and regulations concerning privacy, data protection and information security. To the extent we are subject to such legislation, the potential effects on our business are often far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. The recently enacted laws often provide for civil penalties or fines for violations. Each privacy law and regulation that applies to us could increase our cost of doing business or limit permissible activities. We are also subject to numerous federal and state laws and regulations related to the privacy and security of health information. See "—*Healthcare Regulatory Matters*" below.

As an entity that provides services to educational institutions, we are indirectly subject to the Family Educational Rights and Privacy Act ("FERPA") or Protection of Pupil Rights Amendment ("PPRA"), and we may not transfer or otherwise disclose or use any personally identifiable information from a student record to another party other than on a basis and in a manner permitted under the statutes. See "Risk Factors—If we violate the FERPA or PPRA, it could result in a material breach of contract with one or more of our customers in our Education vertical and could harm our reputation. Further, if we disclose student information in violation of FERPA or PPRA, our access to student information could be suspended."

Healthcare Regulatory Matters

Our Healthcare vertical business provides services to healthcare providers who are highly regulated and subject to frequently changing political, legislative, regulatory and other influences. Although some regulatory requirements do not directly apply to our operations, these requirements affect the business of our healthcare customers and the demand for our services.

Failure to satisfy those legal and regulatory requirements, or the adoption of new laws or regulations, could have a significant negative impact on our Healthcare vertical operations and financial condition. U.S. federal, state, local laws and regulations are evolving and can be subject to significant change.

In addition, the application and interpretation of these laws and regulations are often uncertain. These laws are enforced by federal, state and local regulatory agencies in the jurisdictions where we operate, and in some instances also through private civil litigation.

Examples of the most significant of these laws include, but are not limited to, the following:

HIPAA Privacy and Security Requirements

There are numerous federal and state laws and regulations related to the privacy and security of health information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic Clinical Health Act of 2009 ("HITECH") and other laws (collectively "HIPAA")establish privacy and security standards that limit the use and disclosure of certain individually identifiable health information (known as "protected health information") and require covered entities, including health plans and most healthcare providers, to implement administrative, physical and technical safeguards to protect the privacy of PHI and ensure the confidentiality, integrity and availability of electronic PHI. In addition, the HIPAA administrative simplification provisions require the use of uniform electronic data transmission standards of healthcare claims and payment transactions submitted or received electronically.

Certain provisions of the security and privacy regulations promulgated pursuant to HIPAA apply to business associates (entities that handle PHI on behalf of covered entities), and business associates are subject to direct liability for violation of these provisions. As a provider of services to entities subject to HIPAA, we are a "business associate" of our customers and must safeguard the PHI we handle. To the extent permitted by applicable regulations and contracts and associated business associate agreements with our customers, we are permitted to use and disclose PHI to perform our services and for other limited purposes, but other uses and disclosures, such as marketing communications, require written authorization from the patient or must meet an exception specified under the privacy regulations. Violations of the HIPAA privacy and security regulations may result in substantial civil monetary penalties and, in certain circumstances, criminal penalties. The U.S. Department of Health and Human Services ("HHS") enforces the privacy and security regulations, and state attorneys general may also enforce the regulations in response to violations that threaten the privacy of state residents. To the extent we are permitted under our customer contracts, we may de-identify PHI and use de-identified information for our purposes without obtaining patient authorization or further complying with HIPAA. Determining whether PHI has been sufficiently de-identified to comply with the HIPAA privacy standards and our contractual obligations may require complex factual and statistical analyses. Any failure by us to meet HIPAA requirements with respect to de-identification could subject us to penalties and harm our reputation.

Other Privacy and Security Requirements

In addition to HIPAA, numerous other U.S. federal and state laws govern the collection, dissemination, use, access to and confidentiality of personal information, including health and wellness data that is not protected health information. In many cases, state laws are more restrictive than, and not preempted by, HIPAA, and may allow personal rights of action with respect to privacy or security breaches, as well as fines. State laws are contributing to increased enforcement activity and are subject to interpretation by various courts and other governmental authorities. Further, a number of states have introduced or passed legislation relating to the collection, storage, handling and transfer of personal data, as discussed above. Also, the Substance Abuse Confidentiality Regulations, restrict the use and disclosure of certain information that relates to substance abuse disorders.

Data Protection and Breaches

Most states require holders of personal information to maintain safeguards, and all states have laws that require such holders to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals or the state's attorney general. In some states, these laws are limited to electronic data, but states increasingly are enacting or considering stricter and broader requirements. The laws are inconsistent across states, which can increase the costs of compliance. Additionally, HIPAA imposes certain notification requirements on business associates. In certain circumstances involving large breaches, media notice is required. A non-permitted use or disclosure of PHI is presumed to be a breach under HIPAA unless the business associate or covered entity establishes that there is a low probability the information has been compromised consistent with the risk assessment requirements enumerated under HIPAA.

Further, the FTC regulations require creditors, which may include some of our customers, to implement identity theft prevention programs to detect, prevent and mitigate identity theft in connection with customer accounts. Although Congress passed legislation that restricts the definition of "creditor" and exempts many healthcare providers from complying with this identity theft prevention rule, we may be required to apply additional resources to our existing processes to assist our affected customers in complying with this rule.

Information Blocking and Interoperability Requirements

Government initiatives promoting interoperability of electronic health information ("EHI") have driven increasing demand among customers, industry groups, and patients for health information technology ("HIT") products that are compatible with one another and capable of facilitating access, exchange, and use of EHI without delay or other interference. For example, the 21st Century Cures Act ("The Cures Act") and implementing regulations (the "Information Blocking Rule"), prohibit information blocking by health care providers, health information exchanges ("HIEs"), and developers that offer or develop one or more HIT modules certified by the Office of the National Coordinator of Health Information Technology ("ONC"). One of our subsidiaries is considered to be a HIT developer since its product, iMed EMR, is ONC certified and is, therefore, subject to these restrictions.

Information blocking by an HIT developer or HIE is any practice that the actor knows or should know is likely to interfere with, prevent or materially discourage access, exchange or use of EHI, unless it is required by law or meets an exception. Under the Cures Act and a final rule published in July 2023 by the HHS Office of the Inspector General ("OIG"), developers of certified HIT that commit information blocking may be subject to civil penalties of up to $1 million per violation.

In 2020, ONC published a final rule that imposes HIT technology standards, implementation specifications, certification criteria, and conditions and maintenance of certification requirements that apply to HIT developers ("HIT Standards and Certification Criteria Final Rule"). The HIT Standards and Certification Criteria Final Rule includes new criteria related to EHI export and standardized APIs for patient services. As a result of this rule, HIT developers of certified HIT must ensure that their products and services meet the requisite technical standards by the relevant deadlines, which roll out through 2024, and that their HIT continues to evolve as developers and other stakeholders release revised versions of these standards. In addition, to participate in the ONC Health IT Certification Program, HIT developers must make various certifications regarding their HIT, and attest to compliance with applicable conditions of certification, including those related to information blocking.

In 2020, the Centers for Medicare & Medicaid Services ("CMS") published the Interoperability and Patient Access Final Rule, which, among other things, requires hospitals with certain EHR capabilities to send admission, discharge, and transfer notifications to other providers, and imposes requirements on certain payors to support Patient Access and Provider Directory APIs. While not directly applicable to HIT developers, the Interoperability and Patient Access Final Rule further demonstrates the government's drive toward interoperability of EHI and the resulting need of healthcare providers and other consumers of HIT for tools that meet these requirements.

In January 2022, ONC published the Trusted Exchange Framework, Common Agreement - Version 1 ("TEFCA") and Qualified Health Information Network ("QHIN") Technical Framework - Version 1. In November 2023, ONC published TEFCA Version 1.1. The overall goal of the TEFCA is to establish a universal floor for interoperability across the country. The TEFCA will establish the infrastructure model and governing approach for users in different networks to securely share basic clinical information with each other—all under commonly agreed-to expectations and rules, agnostic to the network in which they participate. The Trusted Exchange Framework describes a common set of non-binding, foundational principles for trust policies and practices that can help facilitate exchange among HINs. Although implementation of the Trusted Exchange Framework is not mandatory, the federal government encourages its adoption through the establishment of a publicly available directory of networks that are capable of trusted exchange and by permitting federal agencies to require implementation of the Trusted Exchange Framework by network contractors as the contractors update their health IT or operational practices. In February 2023, ONC approved the first group of networks to implement the TEFCA as prospective QHINs, and these candidate QHINs are expected to go live by the end of 2023.

Anti-Kickback Laws

A number of federal and state laws govern patient referrals, financial relationships with physicians and other referral sources and inducements to providers and patients, including restrictions commonly known as the federal Anti-Kickback Statute ("AKS"). The AKS prohibits any person or entity from offering, paying, soliciting or receiving, directly or indirectly, anything of value with the intent of generating referrals of items or services covered by Medicare, Medicaid or other federal healthcare programs. Courts have interpreted the law broadly and held that there is violation of the statute if any one of the purposes of an arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. Actual knowledge of the statute or specific intent to violate it is not required to commit a violation. Violation of the AKS is a felony, and penalties for AKS violations can be severe, and include imprisonment, criminal fines, civil penalties with treble damages and exclusion from participation in federal healthcare programs. In addition, submission of a claim or services or items generated in violation of the AKS may be subject to additional penalties under the federal False Claims Act ("FCA").

The AKS contains a limited number of exceptions, and the OIG has created regulatory safe harbors to the AKS. Activities that comply with a safe harbor are deemed protected from prosecution under the AKS. Failure to meet a safe harbor does not automatically render an arrangement illegal under the AKS. The arrangement, however, does risk increased scrutiny by government enforcement authorities, based on our particular facts and circumstances. Our contracts and other arrangements may not meet an exception or a safe harbor. Additionally, many states have similar anti-kickback laws or laws that otherwise prohibit fraudulent or abusive arrangements within the healthcare industry. These laws are often broad in scope and may apply regardless of the source of payment for care.

Although we believe that our relationships with referral sources and recipients have been structured to comply with current law and available interpretations, we cannot provide assurance that regulatory authorities enforcing these laws will determine these financial arrangements comply with the AKS or other applicable laws.

False or Fraudulent Claim Laws; Medical Billing and Coding

Medical billing, coding and collection activities are governed by numerous federal and state civil and criminal laws, regulations, and sub-regulatory guidance. We provide billing and coding services, claims processing and other solutions to providers that relate to, or directly involve, the reimbursement of health services covered by Medicare, Medicaid, other federal and state healthcare programs and private payers. These services may subject us to, or we may be contractually required to comply with, numerous federal and state laws that prohibit false or fraudulent claims including but not limited to the FCA, the federal Civil Monetary Penalties Law ("CMP Law"), and state equivalents. We rely on our customers to provide us with accurate and complete information and to appropriately use the solutions we provide to them, but they may not always do so.

The FCA prohibits the knowing submission of false claims or statements to the federal government, including to the Medicare and Medicaid programs. The FCA defines the term "knowingly" broadly to include not only actual knowledge of a claim's falsity, but also reckless disregard of the truth of the information, or deliberate ignorance of the truth or falsity of a claim. Specific intent to defraud is not required. The FCA may be enforced by the federal government directly or by a qui tam plaintiff, or whistleblower, on the government's behalf. The government may use the FCA to prosecute Medicare and other government program fraud in areas such as coding errors and billing for services not rendered. Further, submission of a claim for an item or service generated in violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA. When an entity is determined to have violated the FCA, it may be required to pay three times the actual damages sustained by the government, plus substantial civil penalties for each false claim, and may be excluded from participation in federal healthcare programs.

Exclusion from Participation in Government Healthcare Programs

The OIG is required to or may choose to exclude individuals and entities involved in misconduct related to federal healthcare programs, including Medicare and Medicaid, from participation in those programs. Federal law prohibits federal healthcare programs from paying for items or services furnished, ordered, or prescribed by an individual or entity excluded from participation. The prohibition against federal program payment extends to payment for administrative and management services not directly related to patient care. Civil penalties may be imposed against providers and entities that employ or enter into contracts with excluded individuals or entities to provide items or services to federal healthcare program beneficiaries and submit a claim for reimbursement to a federal healthcare program, or cause such a claim to be submitted. In addition to civil monetary penalties, violations may result in exclusion and treble damages, for each item or service furnished during the period in which the individual or entity was excluded. Our customers have an affirmative duty to check the exclusion status of individuals and entities prior to entering into contractual relationships and periodically re-check thereafter. We have implemented compliance policies and procedures to screen for excluded individuals. However, if we employ or contract with an excluded individual or entity, we could face significant consequences as outlined above. In addition, we could be liable under our customer contracts if we are excluded by the OIG or employ or contract with an excluded individual or entity.

Anti-Money Laundering and Counter-Terrorism Regulation

Our business is subject to U.S. federal anti-money laundering laws and regulations, including the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, which we refer to collectively as the "BSA." The BSA, among other things, requires money services businesses to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity and maintain transaction records. We are also subject to certain economic and trade sanctions programs that are administered by the Office of Foreign Assets Control ("OFAC") that prohibit or restrict transactions to or from (or transactions dealing with) specified countries, their governments and, in certain circumstances, their nationals, such as those who might be narcotics traffickers and terrorists or terrorist organizations. Similar anti-money laundering, counter terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified on lists maintained by organizations similar to OFAC in several other countries and which may impose specific data retention obligations or prohibitions on intermediaries in the payment process. We have developed and continue to enhance compliance programs and policies to monitor and address related legal and regulatory requirements and developments.

Unfair or Deceptive Acts or Practices

We and many of our customers are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices. In addition, laws prohibiting these activities and other laws, rules and or regulations, including the Telemarketing Sales Act, may directly impact the activities of certain of our customers, and in some cases may subject us, as the customer's payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of the customer through our services. Various federal and state regulatory enforcement agencies, including the Federal Trade Commission and the states attorneys general, have authority to take action against non-banks that engage in unfair or deceptive acts or practices or violate other laws, rules and regulations and to the extent we are processing payments or providing services for a customer that may be in violation of laws, rules and regulations, we may be subject to enforcement actions and as a result may incur losses and liabilities that may impact our business.

In addition, the CFPB has recently attempted to extend certain provisions of the Dodd-Frank Act that prevent the employment of unfair, deceptive or abusive acts or practices ("UDAAP") to payment processors. Though there is still litigation involving whether payment processing companies are subject to these requirements (and the extent of their application), these requirements may apply or be applicable in the future. UDAAPs could involve omissions or misrepresentations of important information to consumers or practices that take advantage of vulnerable consumers, such as elderly or low-income consumers.

Prepaid Products

General-use prepaid cards, store gift cards and gift certificates issued as a card, code or other device, often referred to as stored value, are subject to various federal and state laws and regulations, which may include laws and regulations related to consumer and data protection, licensing, consumer disclosures, escheat, anti-money laundering, banking, trade practices and competition and wage and employment. The customers who utilize the gift card processing products and services that we may sell may be subject to these laws and regulations. In the future, if we seek to expand these stored value card products and services, or as a result of regulatory changes, we may be subject to additional regulation and may be required to obtain additional licenses and registrations which we may not be able to obtain.

The Credit Card Accountability Responsibility and Disclosure Act of 2009 (the "Card Act") gift card provisions created requirements applicable to general-use prepaid cards, store gift cards and gift certificates. The Card Act, along with the Federal Reserve's amended Regulation E, created new requirements with respect to general-use prepaid cards, store gift cards and gift certificates. These include restrictions to impose dormancy, inactivity or service fees, expiration date not less than five years from the date of issuance and revised pre-purchase disclosure obligations. Products offered on a prepaid basis may also be subject to the rules and regulations of Visa, Mastercard, Discover and American Express and other payment networks with which our customers and the card issuers do business. The customers who utilize the gift card processing products and services that we may sell are responsible for compliance with all applicable rules and requirements relating to their gift product program.

Additionally, the Financial Crimes Enforcement Network of the U.S. Department of the Treasury ("FinCEN"), issued a final rule in July 2011 regarding the applicability of the BSA's regulations to "prepaid access" products and services. This rulemaking clarifies the anti-money laundering obligations for entities engaged in the provision and sale of prepaid access including prepaid gift cards. We are not registered with FinCEN based on our determination that our current products and services do not constitute a "prepaid program" as defined in the BSA and we are not a "provider" of prepaid access. We may in the future need to register with FinCEN as a "money services business-provider of prepaid access" in accordance with the rule based on changes to our products or services.

Indirect Regulatory Requirements

Certain of our distribution partners are financial institutions that are directly subject to various regulations and compliance obligations issued by the CFPB, the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the National Credit Union Administration and other agencies responsible for regulating financial institutions, which includes state financial institution regulators. While these regulatory requirements and compliance obligations do not apply directly to us, many of these requirements materially affect the services we provide to our customers and us overall. The financial institution regulators have imposed requirements on regulated financial institutions to manage their third-party service providers. Among other things, these requirements include performing appropriate due diligence when selecting third-party service providers; evaluating the risk management, information security, and information management systems of third-party service providers; imposing contractual protections in agreements with third-party service providers (such as performance measures, audit and remediation rights, indemnification, compliance requirements, confidentiality and information security obligations, insurance requirements, and limits on liability); and conducting ongoing monitoring, diligence and audits of the performance of third-party service providers. Additionally, certain of our customers are governmental entities, which may be subject to further federal, state or local requirements. Accommodating these requirements applicable to our customers imposes additional costs and risks in connection with both our operations and our financial institution relationships. We expect to expend significant resources on an ongoing basis in an effort to assist our customers in meeting their legal requirements.

Payment Network Rules and Standards

Payment networks establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the PCI DSS, govern a variety of areas of the payments industry, including how we can process transactions, how consumers and customers may use their cards, how our customers may conduct their business regarding the acceptance of payments (including the types and amounts of fees that can be assessed for the acceptance of payments), the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks and may impose additional costs and expenses on or be disadvantageous to certain participants. Changes to these rules and standards could alter or prohibit certain current industry business practices which could impact our ability to provide services to various market segments we service. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

A significant network rule is the "chip and pin" or "chip and signature" card requirement, known as EMV, which was mandated by Visa, Mastercard, American Express and Discover to be supported by payment processors by April 2013 and merchants by October 2015. This mandate set new requirements and technical standards, including requiring integrated point of sale systems to be capable of accepting the more secure "chip" enabled cards that utilize the EMV standard and setting new rules for data handling and security. Processors and customers that do not comply with the mandate or do not use systems that are EMV compliant risk fines and liability for fraud-related charges. We have invested significant resources to ensure our systems' compliance with the mandate, and to assist our customers in fulfilling their EMV compliance responsibilities.

To provide our electronic payment services, we must be registered either indirectly or directly as a service provider with each of the payment networks that we utilize. Because we are not a bank, we are not eligible for primary membership in certain payment networks, including Visa and Mastercard, and are therefore unable to directly access these networks. The operating regulations of certain payment networks, including Visa and Mastercard, require us to be sponsored by a member bank as a service provider. We are registered with certain payment networks, including Visa and Mastercard, through various sponsor banks. The agreements with our bank sponsors give them substantial discretion in approving certain aspects of our business practices including our solicitation, application and qualification procedures for customers and the terms of our agreements with customers. We are also subject to network operating rules and guidelines promulgated by the National Automated Clearing House Association ("NACHA") relating to payment transactions we process using the ACH Network. Like the card networks, NACHA may update its operating rules and guidelines at any time and we will be subject to these changes. For example, NACHA's Micro-Entry Rule to improve the means of account validation was implemented in two stages effective September 16, 2022 and March 17, 2023, and requires originators of ACH transaction to use commercially reasonable fraud detection and to monitor forward and return micro-entry volumes. The NACHA Operating Rules and Guidelines allocate responsibility and liabilities to the various participants in the payment network, including us and our partner financial institutions. NACHA continues to focus on data security and privacy and delegation of responsibilities. We are subject to audit by our partner financial institutions for compliance with the rules and guidelines. Our sponsor financial institutions have substantial discretion in approving certain aspects of our business practices, including the terms of our agreements with our ACH processing customers.

Money Transmitter Regulation

We are subject to various U.S. federal, state, and foreign laws and regulations governing money transmission and the issuance and sale of payment instruments, including various prepaid access products we may sell.

In the United States, each state besides Montana has money transmitter license requirements and many have licenses for issuers of payment instruments and stored value. These states not only regulate and control money transmitters, but they also license entities engaged in the transmission of funds. Many states exercise authority over the operations of our services related to money transmission and payment instruments and, as part of this authority, subject us to periodic examinations. Many states require, among other things, that proceeds from money transmission activity and payment instrument sales be invested in high-quality marketable securities before the settlement of the transactions or otherwise restrict the use and safekeeping of such funds. Such licensing laws may cover matters including regulatory approval of consumer forms, required consumer disclosures, the filing of periodic and updated reports by the licensee and require the licensee to demonstrate and maintain specified levels of net worth. Many states also require money transmitters, issuers of payment instruments and stored value, and their agents to comply with federal and/or state anti-money laundering laws and regulations.

Other Regulation

We are subject to U.S. federal and state unclaimed or abandoned property (escheat) laws which require us to remit to certain government authorities property of others we hold that has been unclaimed for a specified period of time such as account balances due to a distribution partner or customer following discontinuation of its relationship with us. The Housing Assistance Tax Act of 2008 requires certain merchant acquiring entities and third-party settlement organizations to provide information returns for each calendar year with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements.

The foregoing is not an exhaustive list of the laws and regulations to which we are subject and the regulatory framework governing our business is changing continuously. See "Risk Factors—Risks Related to Our Business and Industry" in Part I, Item 1A of this Annual Report on Form 10-K.

Our Intellectual Property

Certain of our products and services are based on proprietary software and related payment systems solutions. We rely on a combination of copyright, trademark, and trade secret laws, as well as employee and third-party non-disclosure, confidentiality, and contractual arrangements to establish, maintain, and enforce our intellectual property rights in our technology, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties that is integrated into some of our solutions.

We own a number of registered federal service marks, including, without limitation, i3 Verticals®, PaySchools® and Axia®. We also own a number of domain names, including, without limitation, www.i3verticals.com.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are filed with the Securities and Exchange Commission (the "SEC"). We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. We also maintain a website at www.i3verticals.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this Annual Report on Form 10-K and the inclusion of our website address in this report is an inactive textual reference only.

Item 1A. Risk Factors

Our business faces significant risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. The following risk factors, some of which contain statements that constitute forward-looking statements, should be read in conjunction with

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.

**Risks Related to Our Business and Industry**

Unauthorized disclosure, destruction or modification of data or disruption of our services or other cybersecurity or technological risks, including as result of a cybersecurity incident, could expose us to liability, protracted and costly litigation and damage our reputation.

We are responsible both for our own business and to a significant degree for acts and omissions by certain of our distribution partners and third-party vendors under the rules and regulations established by the payment networks, such as Visa and Mastercard, Discover and American Express, and the debit networks. We and other third parties collect, process, store and transmit sensitive data, such as names, addresses, social security numbers, credit or debit card numbers and expiration dates, drivers' license numbers and bank account numbers, and we have ultimate liability to the payment networks and member financial institutions that register us with the payment networks for our failure, or the failure of certain distribution partners and third parties with whom we contract, to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of customer or cardholder data could result in significant fines, sanctions and proceedings or actions against us by the payment networks, governmental bodies, consumers or others, which could have a material adverse effect on our business, financial condition and results of operations. Any such sanction, fine, proceeding or action could damage our reputation, force us to incur significant expenses in defense of these proceedings, disrupt our operations, distract our management, increase our costs of doing business and may result in the imposition of monetary liability.

We are subject to risk associated with information technology and cybersecurity matters. For example, on June 2, 2021, the State of Louisiana, Division of Administration (the "State") and a putative class of Louisiana law enforcement districts filed a petition in the 19th Judicial District Court for the Parish of East Baton Rouge against i3-Software & Services, LLC ("S&S"), a subsidiary of the Company located in Shreveport, Louisiana, seeking monetary damages related to a third-party remote access software product used in connection with services provided by S&S to certain Louisiana Parish law enforcement districts and alleged inadequacies in the Company's cybersecurity practices. For additional information about this litigation, see Note 15 to our consolidated financial statements.

The current cyber threat environment presents increased risk for all companies, in our industry and otherwise, including as a result of cyberattacks, and in some cases, ransomware attacks, through which an attacker gains access to the organization's computer files, renders them temporarily inaccessible and threatens to permanently delete them if a cash ransom is not paid by a specified deadline. Like other companies in our industry, our systems are subject to recurring attempts by third parties to access information, manipulate data or disrupt our operations. Although we proactively employ multiple measures to defend our systems against intrusions and attacks and to protect the data we collect, our measures may not prevent unauthorized access or use of sensitive data. In addition, the cybersecurity-related threats that we face may remain undetected for an extended period of time.

While we have experienced cyber threats and incidents, we have not (and, to our knowledge, our distribution partners, third-party vendors or customers have not) been subject to a material ransomware or cyber-extortion attack impacting us. If such an event were to occur it could significantly disrupt our operations, expose us to liability under HIPAA and/or state data breach laws, adversely impact our reputation, impact our customer relationships or subject us to other material losses or liability. In addition, a breach of our system or a third-party system upon which we rely may subject us to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter our customers and potential customers from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under state and federal laws (including HIPAA) or by the payment networks. These risks may be heightened in connection with employees working from remote work environments, as our dependency on certain service providers, such as video conferencing and web conferencing services, has significantly increased. In addition, to access our network, products and services, customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and subject to their own security risk. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. A significant cybersecurity breach could also result in payment networks prohibiting us from processing transactions on their networks or the loss of our financial institution sponsorship that facilitates our participation in the payment networks, either of which could materially impede our ability to conduct business. In addition, as cybersecurity threats continue to evolve, we have expended, and expect to continue to expend, significant resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities, but we still might be unable to successfully prevent certain cyberattacks.

Although we generally require that our agreements with our distribution partners and service providers who have access to customer data include confidentiality obligations that restrict these parties from using or disclosing any customer data except as necessary to perform their services under the applicable agreements, there can be no assurance that these contractual measures will prevent the unauthorized disclosure of business or customer data, nor can we be sure that such third parties would be willing or able to satisfy liabilities arising from their breach of these agreements. Any failure by such third parties to adequately take these protective measures could result in protracted or costly litigation.

In addition, our agreements with our bank sponsors (as well as payment network requirements) require us to take certain protective measures to ensure the confidentiality of business and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation or termination of our bank sponsor agreements.

Any significant unauthorized disclosure of sensitive data entrusted to us would cause significant damage to our reputation, impair our ability to attract new integrated technology and distribution partners and may cause parties with whom we already have such agreements to terminate them.

Our software and systems and our third-party providers' software and systems may fail, or our third-party providers may discontinue providing their services or technology generally or to us specifically, which in either case could interrupt our business, cause us to lose business and increase our costs.

Our services are based on software and computing systems that often encounter development delays, and the underlying software may contain undetected errors, viruses or defects. Defects in our software services or errors or delays could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential customers, harm to our reputation and exposure to liability claims.

Our systems and operations or those of our third-party technology vendors could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency and similar events. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Likewise, while we have disaster recovery policies and arrangements in place, they have not been tested under actual disasters or similar events. Although we seek to minimize these risks through security measures, controls, back-up data centers and emergency planning, there can be no assurance that such efforts will be successful or effective. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

- loss of revenues;
- loss of customers;
- loss of customer and cardholder data;
- fines imposed by payment networks or regulators;
- harm to our business or reputation resulting from negative publicity;
- exposure to fraud losses or other liabilities;
- additional operating and development costs; or

- diversion of management, technical and other resources, among other consequences.

We rely on third parties for specific services, software and hardware used in providing our products and services. Some of these organizations and service providers are our competitors or provide similar services and technology to our competitors, and we may not have long-term contracts with them. If these contracts are canceled or we are unable to renew them on commercially reasonable terms, or at all, our business, financial condition and results of operation could be adversely impacted. The termination by our service or technology providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with our customers and, if we cannot find alternate providers quickly, may cause those customers to terminate their processing agreements with us.

We also rely in part on third parties for the development and access to new technologies, or for updates to existing products and services for which they provide ongoing support. Failure by these third-party providers to devote an appropriate level of attention to our products and services could result in delays in introducing new products or services, or delays in resolving any issues with existing products or services for which third-party providers provide ongoing support. In addition, in the remote work environments, the daily activities and productivity of our workforce is now more closely tied to key vendors, such as video conferencing services, consistently delivering their services without material disruption. Our ability to deliver information using the internet and to operate in a remote working environment may be impaired because of infrastructure failures, service outages at third-party internet providers, malicious attacks or other factors.

Some of our solutions contain "open-source" software, and any failure to comply with the terms of one or more of applicable open-source licenses could negatively affect our business.

We use certain software licensed under open-source licenses and may continue to use such software in the future. Some open-source licenses require us to make available source code for modifications or derivative works that we create based upon the open-source software, and that we license such modifications or derivative works pursuant to a particular open source license or other license allowing further use by third parties. Some open-source licenses could require us to release the source code of our proprietary software if we combine our proprietary software with the open-source software subject to that license. Additionally, the terms of many open-source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. Using open-source software can also be riskier than using software subject to a more restrictive license because open-source licenses generally do not contain such protections as warranties. Many of the risks associated with using open-source software cannot be eliminated and using such software could adversely affect us.

We have a history of operating losses and will need to generate significant revenues to attain and maintain profitability and positive cash flow and continue our acquisition program.

Since inception in 2012, we have been engaged in growth activities and have made a significant number of acquisitions that have grown our business. This acquisition activity requires substantial capital and other expenditures. Taking these factors into account, we incurred net losses attributable to i3 Verticals, Inc. in the years ended September 30, 2023, 2022 and 2021, and we may continue to incur losses in the future. A substantial portion of our historical revenue growth has resulted from acquisitions. For the year ended September 30, 2023, revenues attributable to the acquisitions we completed in 2022 and 2023 were $21.5 million, or 5.8% of our total revenues. We expect our cash needs to increase significantly for the next several years as we:

- make additional acquisitions;
- market our products and services;
- expand our customer support and service operations;
- hire additional marketing, customer support and administrative personnel; and
- implement new and upgraded operational and financial systems, procedures and controls.

As a result of these continuing costs and expenses, we need to generate significant revenues to attain and maintain profitability and positive cash flow. To date, our operations have been supported by equity and debt financings. If we do not continue to increase our revenues, our business, results of operations and financial condition could be materially and adversely affected.

The vertical market software and payment processing industries are highly competitive. Such competition could adversely affect the revenue we receive, and as a result, our margins, business, financial condition and results of operations.

The market for payment processing services is highly competitive and has relatively low barriers to entry. Other providers of payment processing services have established a sizable market share in the merchant acquiring sector and service more customers than we do. Our growth will depend, in part, on a combination of the continued growth of the electronic payment market and our ability to increase our market share.

Our payment and software solutions compete against many peers. Our competitors include, among others, Tyler Technologies, Inc., EverCommerce, Inc., EngageSmart, LLC, Constellation Software, Inc., Roper Technologies, Inc., Global Payments, Inc., Axon Technologies, and PowerSchool Holdings, Inc.

Many of our competitors have substantially greater financial, technological, and marketing resources than we have. Accordingly, if these competitors specifically target our business model, they may be able to offer more attractive solutions to our customers and more attractive compensation to our distribution partners. They also may be able to offer and provide products and services that we do not offer. Additionally, larger financial institutions may decide to perform in-house some or all of the services we provide or could provide, which may give them with a competitive advantage in the market. There are also a large number of small providers of vertical market software services or payment processing services that provide various ranges of services to our customers and our potential customers. This competition may effectively limit the prices we can charge and requires us to control costs aggressively in order to maintain acceptable profit margins. Competition could also result in a loss of existing distribution partners and customers and greater difficulty attracting new distribution partners and customers. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are also subject to risks as a result of changes in business habits of our vendors and customers as they adjust to the competitive marketplace. Because our standing arrangements and agreements with our vendors and customers typically contain no purchase or sale obligations and are terminable by either party upon no or relatively short notice, we are subject to significant risks associated with the loss or change at any time in the business habits and financial condition of key vendors as they adapt to changes in the market. ***To acquire and retain customers, we depend in part on distribution partners that generally do not serve us exclusively, may not aggressively market our products and services, are subject to attrition and are not under our control.***

We rely heavily on the efforts of our distribution partners to market our products and services to existing customers and potential customers. Generally, our agreements with distribution partners are not exclusive and these partners retain the right to refer potential customers to other merchant acquirers. Gaining and maintaining loyalty or exclusivity may require financial concessions to maintain current distribution partners or to attract potential distribution partners from our competitors who may be offering significantly more enticing pricing terms, such as increased signing bonuses or residuals payable to our referral partners, which could have a negative impact on our results of operations. If these distribution partners switch to another merchant acquirer, focus more heavily on promoting the products and services of one or more other merchant acquirers, cease operations or become insolvent, we may no longer receive new referrals from them or may receive fewer new referrals from them, and we also risk losing existing customers with whom the distribution partner has a relationship. Additionally, some of our distribution partners are subject to the requirements imposed by our bank sponsors, which may result in fines to them for non-compliance and may, in some cases, result in these entities ceasing to market our products and services. If we are unable to maintain our existing base of distribution partners or develop relationships with new distribution partners, our business, financial condition and results of operations would be materially adversely affected. Further, we may be named in legal proceedings in connection with the actions of our distribution partners where it is alleged that our distribution partners have intentionally or negligently misrepresented pricing or other contractual terms to customers or potential customers related to our processing solutions or related products. Our distribution partners are independent businesses and we have no control over their day-to-day business activities, including their customer marketing and solicitation practices. While in some cases we may have indemnification rights against our distribution partners for these activities, there is no guarantee that we will be able to successfully enforce those indemnification rights or that our distribution partners are adequately capitalized in a manner necessary to satisfy their indemnification obligations to us. If one or more judgments or settlements in any litigation or other investigation, plus related defense and investigation costs, significantly exceed our insurance coverage and we are unable to enforce our indemnification rights against a distribution partner or partners, our business, financial condition and results of operations could materially suffer.

If we cannot keep pace with rapid developments and changes in our industry, the use of our products and services could decline, causing a reduction in our revenues.

The electronic payments market is subject to constant and significant changes. This market is characterized by rapid technological evolution, new product and service introductions, evolving industry standards, changing customer needs and the entrance of non-traditional competitors, including products and services that enable card networks and banks to transact with consumers directly. To remain competitive, we continually pursue initiatives to develop new products and services to compete with these new market entrants. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of customer acceptance. In addition, new products and offerings may not perform as intended or generate the business or revenue growth expected. Additionally, we look for acquisition opportunities, investments and alliance relationships with other businesses that will increase our market penetration and enhance our technological capabilities, product offerings and distribution capabilities. Any delay in the delivery of new products and services or the failure to differentiate our products and services or to accurately predict and address market demand could render our products and services less desirable, or even obsolete, to our customers and to our distribution partners. Furthermore, even though the market for integrated payment processing products and services is evolving, it may develop too rapidly or not rapidly enough for us to recover the costs we have incurred in developing new products and services targeted at this market. Any of the foregoing could have a material and adverse effect on our operating results and financial condition.

The continued growth and development of our payment processing activities will depend on our ability to anticipate and adapt to changes in consumer behavior. For example, consumer behavior may change regarding the use of payment card transactions, including the relative increased use of cash, crypto-currencies, other emerging or alternative payment methods and payment card systems that we or our processing partners do not adequately support or that do not provide adequate commissions to parties like us. Any failure to timely integrate emerging payment methods into our software, to anticipate consumer behavior changes or to contract with processing partners that support such emerging payment technologies could cause us to lose traction among our customers or referral sources, resulting in a corresponding loss of revenue, if those methods become popular among end-users of their services.

The products and services we deliver are designed to process complex transactions and provide reports and other information on those transactions, all at very high volumes and processing speeds. Our technology offerings must also integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and services to adapt to changes and innovation in these technologies. Any failure to deliver an effective, reliable and secure service or any performance issue that arises with a new product or service could result in significant processing or reporting errors or other losses. If we do not deliver a promised new product or service to our customers or distribution partners in a timely manner or the product or service does not perform as anticipated, our development efforts could result in increased costs and a loss in business that could reduce our earnings and cause a loss of revenue. We also rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to new technologies, including software and hardware. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations would be materially adversely affected.

If we fail to comply with the applicable requirements of the Visa and Mastercard payment networks, those payment networks could seek to fine us, suspend us or terminate our registrations through our bank sponsors.

We do not directly access the payment card networks, such as Visa and Mastercard, that enable our acceptance of credit cards and debit cards, including some types of prepaid cards. Accordingly, we must rely on banks or other payment processors to process transactions and must pay fees for the services. To provide our merchant acquiring services, we are registered through our bank sponsors with the Visa and Mastercard networks as service providers for member institutions. The majority of our $24.4 billion in payment volume in fiscal year 2023 was attributable to transactions processed on the Visa and Mastercard networks. As such, we, our bank sponsors and many of our customers are subject to complex and evolving payment network rules. The payment networks routinely update and modify requirements applicable to merchant acquirers, including rules regulating data integrity, third-party relationships (such as those with respect to bank sponsors and ISOs), merchant chargeback standards and PCI DSS. The rules of the card networks are set by their boards, which may be influenced by card issuers, some of which offer competing transaction processing services. The PCI council released version 4.0, which includes stronger standards that increase the compliance burden on processors and require additional training, education and support tools for processors to support their merchants.

If we or our bank sponsors fail to comply with the applicable rules and requirements of the Visa or Mastercard payment networks, Visa or Mastercard could suspend or terminate our member registration or certification, which would make it impossible for us to conduct our business on its current scale. Further, our transaction processing capabilities, including with respect to settlement processes, could be delayed or otherwise disrupted, and recurring non-compliance could result in the payment networks seeking to fine us. In addition, card networks and their member financial institutions regularly update, and generally expand, security expectations and requirements related to the security of cardholder data and environment. Under certain circumstances, we are required to report incidents to the card networks within a specified time frame.

We may also be subject to penalties from the payment card networks if we fail to detect that our customers are engaging in activities that are illegal, contrary to the payment card network operating rules, or considered "high-risk." We must either prevent high-risk merchants from using our products and services or register such merchants with the payment card networks and conduct additional monitoring with respect to such merchants. Such penalties could be material and could result in termination of registration or could require changes in our process for registering new customers. This could materially and adversely affect our business.

Under certain circumstances specified in the payment network rules, we may be required to submit to periodic audits, self-assessments or other assessments of our compliance with the PCI DSS. Such activities may reveal that we have failed to comply with the PCI DSS. In addition, even if we comply with the PCI DSS, there is no assurance that we will be protected from a security breach. The termination of our registration with the payment networks, or any changes in payment network or issuer rules that limit our ability to provide merchant acquiring services, could have an adverse effect on our payment processing volumes, revenues and operating costs. If we are unable to comply with the requirements applicable to our settlement activities, the payment networks may no longer allow us to provide these services, which would require us to spend additional resources to obtain settlement services from a third-party provider. In addition, if we were precluded from processing Visa and Mastercard electronic payments, we would lose substantially all of our revenues.

We are also subject to the operating rules of NACHA, a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions. These obligations include audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations. If an audit or self-assessment under PCI DSS or NACHA identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and be expensive and time consuming.

If our bank sponsorships are terminated and we are not able to secure or successfully migrate customer portfolios to new bank sponsors, we will not be able to conduct our business.

If the banks that sponsor us with the Visa and Mastercard networks stop sponsoring us, we would need to find other financial institutions to provide those services, which could be difficult and expensive. If we were unable to find a replacement financial institution to provide sponsorship, we could no longer provide processing services to affected customers, which would negatively impact our revenues and earnings. Furthermore, some agreements with our bank sponsors give them substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for customers and the terms of our agreements with customers. Our bank sponsors' discretionary actions under these agreements could have a material adverse effect on our business, financial condition, and results of operations.

Consolidation in the banking and financial services industry could adversely affect our business, results of operations and financial condition.

Consolidations have been, and continue to be, active in the banking and financial services industry. It is possible that larger financial institutions that result from consolidations will have increased bargaining power when negotiating, which could result in less favorable contractual terms for us. Larger financial institutions resulting from consolidations may also decide to perform in-house some or all of the services we provide or could provide. These foregoing matters could have an adverse effect on our business, result of operations and financial condition.

We have faced, and may in the future face, significant chargeback liability if our customers refuse or cannot reimburse chargebacks resolved in favor of their customers, and we may not accurately anticipate these liabilities.

We have potential liability for chargebacks associated with our customers' processing transactions. In most circumstances, if a billing dispute between a customer and a cardholder is not ultimately resolved in favor of our customer, the disputed transaction is "charged back" to the customer's bank and credited to the account of the cardholder. Anytime our customer is unable to satisfy a chargeback, we are responsible for that chargeback.

If we are unable to collect the chargeback from the customer's account or reserve account (if applicable), or if the customer refuses or is financially unable due to bankruptcy or other reasons to reimburse us for the chargeback, we bear the loss for the amount of the refund paid to the cardholder's bank. While we did not incur material chargeback losses in our 2023 or 2022 fiscal years, any increase in chargebacks not paid by our customers could have a material adverse effect on our business, financial condition and results of operations.

We are potentially liable for losses caused by fraudulent card transactions. Card fraud occurs when a customer's customer uses a stolen or counterfeit credit, debit or prepaid card, card number or other credentials to purchase merchandise or services. In a traditional card-present transaction, if the customer swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the customer receives authorization for the transaction, the customer is liable for any loss arising from the transaction. Many of our smaller customers transact a substantial percentage of their sales over the Internet or in response to telephone or mail orders. Because their sales are card-not-present transactions, these customers are more vulnerable to customer fraud than larger customers. We may experience chargebacks arising from cardholder fraud more frequently than providers of payment processing services that service larger businesses and organizations.

Business fraud occurs when a business or organization, rather than a cardholder, knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Business fraud also occurs when employees of businesses change the business demand deposit accounts to their personal bank account numbers, so that payments are improperly credited to the employee's personal account. We have established systems and procedures to detect and reduce the impact of business fraud, but there can be no assurance that these measures are or will be effective. Incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud could increase our chargeback liability and other liability, which could have a material adverse effect on our business, financial condition and results of operations.

New Visa rules associated with chargeback are now in effect that tighten monitoring and control of risks to combat the high rates of fraud and disputes. These new rules impact when merchants are enrolled in the Visa Fraud Monitoring Program (the "VFMP") and the Visa Chargeback Monitoring Program (the "VCMP"). The VFMP and the VCMP target merchants with higher levels of chargebacks and fraud. Visa's new rules could have serious implications for the types of businesses that we can support, and high-risk merchants will be impacted by the changes.

On occasion, we experience increases in interchange and sponsorship fees; if we cannot pass these increases along to our customers, our profit margins will be reduced.

We pay interchange fees or assessments to issuing banks through the card associations for each transaction that is processed using their credit and debit cards. From time to time, the card associations increase the interchange fees that they charge processors and the sponsoring banks. At their sole discretion, our sponsoring banks have the right to pass any increases in interchange fees on to us. In addition, our sponsoring banks may seek to increase their sponsorship fees charged to us, all of which are based upon the dollar amount of the payment transactions we process. If we are not able to pass these fee increases along to customers through corresponding increases in our processing fees, our profit margins will be reduced.

Third-party hardware that we sell to our customers is generally procured from a limited number of suppliers. Thus, we are at risk of shortages, price increases, changes, delays or discontinuations of hardware, which could disrupt our business.

Many of our solutions require or benefit from the use of third-party hardware products that we sell to our customers, such as payment terminals and point of sale equipment. A number of such products come from limited number of suppliers. Due to our reliance on the products produced by a limited number of suppliers, we are subject to the risk of shortages and long lead times in the supply of certain products. Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports or loss of or damage to our products while they are in transit or storage, intellectual property theft, losses due to tampering, issues with quality or sourcing control, failure by our suppliers to comply with applicable laws and regulation, potential tariffs or other trade restrictions, or other similar problems could limit or delay the supply of our products or harm our reputation. In the event of a shortage or supply interruption from suppliers, we may not be able to develop alternate sources quickly, cost-effectively, or at all. Any interruption or delay in manufacturing supply, any increases in costs, or the inability to obtain these products from alternate sources at acceptable prices and within a reasonable amount of time, could harm our ability to provide products to our customers.

We are subject to economic and political risk, the business cycles of our customers and distribution partners and changes in the overall level of consumer and commercial spending, which could negatively impact our business, financial condition and results of operations.

The electronic payment industry depends heavily on the overall level of consumer and commercial spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits. Economic conditions in the United States continue to be challenging in various respects, and the United States economy continues to experience significant inflationary pressures, elevated interest rates, and challenging labor market conditions. Such adverse economic conditions may adversely affect our financial performance by reducing the number or aggregate volume of transactions made using electronic payments. In addition, demand for consumer products may be adversely affected by increases in interest rates and the reduced availability of financing. A reduction in the amount of consumer or commercial spending could result in a decrease in our revenue and profits. If our customers make fewer purchases or sales of products and services using electronic payments, or consumers spend less money through electronic payments, we will have fewer transactions to process at lower dollar amounts, resulting in lower revenue. Additionally, credit card issuers may reduce credit limits and become more selective in their card issuance practices. We have been adversely impacted by current negative economic conditions in the United States and may continue to adversely impacted by such conditions, particularly if current negative economic conditions persist or deteriorate.

Further, credit card issuers may reduce credit limits and become more selective in their card issuance practices. We also have a certain amount of fixed and semi-fixed costs, including rent, debt service and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

Rapidly evolving domestic and global conditions are beyond our control and could materially adversely affect our business, operations, and results of operations.

U.S. and international markets are experiencing uncertain and volatile economic and geopolitical conditions, including from the impacts of Russian aggression in Ukraine, military conflict in the Middle East, rises in fuel costs, sustained inflation, threats or concerns of recession, and supply chain disruptions. These conditions make it extremely difficult for us to accurately forecast and plan future business activities. Together, these circumstances create an environment in which it is challenging for us to predict future operating results. If these uncertain business, macroeconomic or political conditions continue or further decline, our business, financial condition and results of operations could be materially adversely affected.

In addition, our business, financial condition and results of operations could be materially adversely affected by outbreaks of illnesses, epidemics or pandemics, climate-related events, including extreme weather events and natural disasters, riots, strikes, civil insurrection or social unrest, terrorist or criminal activities, or other catastrophic events or other political and economic instability.

A decline in the use of cards and ACH as payment mechanisms for consumers and businesses or adverse developments in the electronic payment industry in general could adversely affect our business, financial condition and operating results.

If consumers and businesses do not continue to use cards or ACH as payment mechanisms for their transactions or if the mix of payments among the types of cards and ACH changes in a way that is adverse to us, it could have a material adverse effect on our business, financial condition and results of operations. Regulatory changes may also result in our customers seeking to charge their customers additional fees for use of credit or debit cards. Additionally, in recent years, increased incidents of security breaches have caused some consumers to lose confidence in the ability of businesses to protect their information, causing certain consumers to discontinue use of electronic payment methods. Security breaches could result in financial institutions canceling large numbers of credit and debit cards, or consumers or businesses electing to cancel their cards following such an incident.

We may not be able to successfully execute our strategy of growth through acquisitions.

Our future growth and profitability depend, in part, upon our continued expansion within the vertical markets in which we currently operate, the emergence of other vertical markets for electronic payments and our integrated solutions, and our ability to penetrate new vertical markets and our current distribution partners' customer base. As part of our strategy to expand into new vertical markets, we look for acquisition opportunities and partnerships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities.

Although we expect to continue to execute our acquisition strategy:

- we may not be able to identify suitable acquisition candidates or acquire additional assets on favorable terms;
- we may compete with others to acquire assets, which competition may increase, and any level of competition could result in decreased availability or increased prices for acquisition candidates;
- we may compete with others for select acquisitions and our competition may consist of larger, better-funded organizations with more resources and easier access to capital;
- we may experience difficulty in anticipating the timing and availability of acquisition candidates;
- we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions; and
- we may not be able to generate cash necessary to execute our acquisition strategy.

The occurrence of any of these factors could adversely affect our growth strategy.

Our expansion into new vertical markets also depends upon our ability to adapt our existing technology or to develop new technologies to meet the particular needs of each new vertical market. We may not have adequate financial or technological resources to develop effective and secure services or distribution channels that will satisfy the demands of these new vertical markets. Penetrating these new vertical markets may also prove to be more challenging or costly or take longer than we may anticipate. If we fail to expand into new vertical markets and increase our penetration into existing vertical markets, we may not be able to continue to grow our revenues and earnings.

Revenues and profits generated via acquisition may be less than anticipated, the integration process could experience delays or difficulties, and we may fail to uncover all liabilities of acquisition targets through the due diligence process prior to an acquisition, resulting in unanticipated costs, losses or a decline in profits, as well as potential impairment charges.

In evaluating and determining the purchase price for a prospective acquisition, we estimate the future revenues and profits from that acquisition based largely on historical financial performance. Following an acquisition, we may experience some attrition in the number of customers serviced by an acquired provider of payment processing services or included in an acquired portfolio of merchant accounts. Should the rate of post-acquisition customer attrition exceed the rate we forecasted, the revenues and profits from the acquisition may be less than we estimated, which could result in losses or a decline in profits, as well as potential impairment charges.

We perform a due diligence review of each of our acquisition partners. This due diligence review, however, may not adequately uncover all of the contingent or undisclosed liabilities we may incur as a consequence of the proposed acquisition, exposing us to potentially significant, unanticipated costs, as well as potential impairment charges. An acquisition may also subject us to additional regulatory burdens that affect our business in potentially unanticipated and significantly negative ways.

The acquisition of a provider of payment processing services, as well as a portfolio of merchant accounts, requires the transfer of various data processing functions and connecting links to our systems and those of our third-party service providers. If the transfer of these functions and links does not occur rapidly and smoothly, payment processing delays and errors may occur, resulting in a loss of revenues, increased customer attrition and increased expenditures to correct the transitional problems, which could preclude our attainment of, or reduce, our anticipated revenue and profits. Additionally, any integrations that do not occur rapidly and smoothly could divert the attention of management away from other strategic matters, including, but not limited to, acquisitions or product development.

In connection with some acquisitions, we may incur non-recurring severance expenses, restructuring charges or change of control payments. These expenses, charges or payments, as well as the initial costs of integrating the personnel and facilities of an acquired business with those of our existing operations, may adversely affect our operating results during the initial financial periods following an acquisition. In addition, the integration of newly acquired companies may lead to diversion of management attention from other ongoing business concerns.

We may not be able to successfully manage our intellectual property.

Our intellectual property is critical to our future success, particularly in our strategic verticals where we may offer proprietary software solutions to our customers. We rely on a combination of contractual license rights and copyright, trademark and trade secret laws to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property or the intellectual property of our third-party licensors, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our products and services, design around or reverse engineer our intellectual property, and in such cases neither we nor our third-party licensors may be able to assert intellectual property rights against such parties. Further, our contractual license arrangements may be subject to termination or renegotiation with unfavorable terms to us, and our third-party licensors may be subject to bankruptcy, insolvency and other adverse business dynamics, any of which might affect our ability to use and exploit the products licensed to us by these third-party licensors. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights (including litigation against our third-party licensors), which is expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain third-party intellectual property could harm our business and ability to compete.

We may be subject to infringement claims.

We may be subject to costly litigation if our products or services are alleged to infringe upon or otherwise violate a third party's proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products and services. Any of these third parties could make a claim of infringement against us with respect to our products and services. We may also be subject to claims by third parties for patent infringement, breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected products or services, enter into costly settlement or license agreements, pay costly damage awards for which we may not have insurance, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products or services. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be materially and adversely affected.

If we lose key personnel, or if their reputations are damaged, our business, financial condition and results of operations may be adversely affected, and proprietary information of our company could be shared with our competitors.

We depend on the ability and experience of a number of our key personnel, particularly Messrs. Daily, Whitson and Stanford, who have substantial experience with our operations, the rapidly changing payment processing industry and the vertical markets in which we offer our products and services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their experience. Our success depends in part upon the reputation and influence within the industry of our senior managers who have, over the years, developed long standing and favorable relationships with our vendors, card associations, bank sponsors and other payment processing and service providers. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations. In addition, contractual obligations related to confidentiality and assignment of intellectual property rights may be ineffective or unenforceable, and departing employees may share our proprietary information with competitors in ways that could adversely impact us.

In a dynamic industry like ours, our success and growth depend on our ability to attract, recruit, retain and develop qualified employees.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. For us to continue to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We can make no assurances that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically our revenues have been strongest in our first, third and fourth fiscal quarters and weakest in our second fiscal quarter. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events, such as holiday and vacation spending. The number of business days in a month or quarter also may affect seasonal fluctuations. We also experience volatility in certain other metrics, such as customers, transactions and dollar volume. Volatility in our key operating metrics or their rates of growth could have a negative impact on our financial results and investor perceptions of our business prospects.

We are the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations which could have a material adverse effect on our business, financial condition or results of operations.

In the ordinary course of business, we are the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations, including commercial disputes and employee claims, such as claims of age discrimination, sexual harassment, gender discrimination, immigration violations or other local, state and federal labor law violations, and from time to time may be involved in governmental or regulatory investigations or similar matters arising out of our current or future business. Any claims asserted against us or our management, regardless of merit or eventual outcome, could harm our reputation or the reputation of our management and have an adverse impact on our relationship with our customers, distribution partners and other third parties and could lead to additional related claims. In light of the potential cost and uncertainty involved in litigation, we have in the past and may in the future settle matters even when we believe we have a meritorious defense. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our cost of doing business. Our insurance or indemnities may not fully cover all claims that may be asserted against us. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results.

Our contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. However, there has been, and may continue to be, significant volatility in global stock markets and foreign currency exchange rates that result in the strengthening of the U.S. dollar against foreign currencies in which we conduct business. The strengthening of the U.S. dollar increases the real cost of our products to our end-customers outside of the United States and may lead to reduced demand for our services. If the U.S. dollar continues to strengthen, this could adversely affect our financial condition and operating results. Our operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with foreign currency fluctuations, our financial condition and operating results could be adversely affected.

Our international operations subject us to additional risks which could have an adverse effect on our business, operating results, and financial condition.

We employ resources in India, to support our onshore operations. Countries outside of the United States may be subject to relatively higher degrees of political and social instability and may lack the infrastructure to withstand political unrest or natural disasters. The occurrence of natural disasters, pandemics, or political or economic instability in these countries could interfere with work performed by these labor sources or could result in our having to replace or reduce these labor sources. If countries in which we operate experience civil or political unrest or acts of terrorism, our operations in such countries could be materially impaired. Our vendors in other countries could potentially shut down suddenly for any reason, including financial problems or personnel issues. Such disruptions could decrease efficiency, increase our costs and have an adverse effect on our business or results of operations.

Further, many foreign data privacy regulations (including India's Digital Personal Data Protection Act) can be more stringent than those in the United States. These laws and regulations are rapidly evolving and changing and could have an adverse effect on our operations. Our obligations and requirements under these laws and regulations are subject to uncertainty in how they may be interpreted by government authorities and regulators. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, affect our customers' willingness to permit us to use and store personal data, prevent us from selling our products or services, and/or affect our ability to invest in or jointly develop products. Failure to comply with these laws may result in governmental enforcement actions, private claims, including class action lawsuits, and damage to our reputation. We may also face audits or investigations by one or more foreign government agencies relating to our compliance with these regulations.

Risks Related to Regulation

We are subject to extensive laws and government regulation, the costs of compliance with which can be significant, and our actual or perceived failure to comply with such obligations may subject us to penalties and otherwise have an unfavorable impact on our business, financial condition and results of operations.

We are subject to numerous federal and state laws and regulations that affect the electronic payments industry and the other industries in which we provide services. Regulation of our industry has increased significantly in recent years and is constantly evolving. We are also subject to other laws and regulations, including those addressing U.S. financial services, consumer protection, escheat and privacy and information security, among other subjects. Changes to statutes, regulations or industry standards, including interpretation and implementation of statutes, regulations or standards, could increase our cost of doing business or affect the competitive balance. Failure to comply with laws and regulations may have an adverse effect on our business, including the limitation, suspension or termination of services provided to, or by, third parties, and the imposition of other penalties or fines. To the extent these laws and regulations negatively impact the business, operations or financial condition of our customers, our business and results of operations could be materially and adversely affected because, among other matters, our customers could have less capacity to purchase products and services from us, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by negotiating price reductions. In addition, we could be required to invest a significant amount of time and resources in response to new or changes to existing laws, regulations or oversight, or to modify the manner in which we contract with or provide products and services to our customers; and those laws and regulations could directly or indirectly limit how much we can charge for our services. We may not be able to update our existing products and services, or develop new ones, to satisfy our customers' needs. Any of these events, if realized, could have a material adverse effect on our business, results of operations and financial condition.

Various laws and regulations, including those in other industries in which we provide services, even if such laws and regulations are not directed at us, may require us to make significant efforts to change our products and services and may require that we incur additional compliance costs and change how we price our products and services to our customers and distribution partners. Implementing new compliance risk mitigation strategies efforts can be significant with the complexity of regulatory requirements, and we are devoting and will continue to devote significant resources to address compliance requirements. Furthermore, regulatory actions may cause changes in business practices by us and other industry participants which could affect how we market, price and distribute our products and services, and which could materially adversely affect our business, financial condition and results of operations. In addition, even an inadvertent failure to comply with laws and regulations, as well as rapidly evolving social expectations of corporate fairness, could damage our business or our reputation.

Compliance with the Dodd-Frank Act and other federal and state regulations applicable to our business may increase our compliance costs, limit our revenues and otherwise negatively affect our business.

Since the enactment of the Dodd-Frank Act, there have been substantial reforms to the supervision and operation of the financial services industry, including numerous new regulations that have imposed additional compliance costs and, in some cases, limited revenue sources for us and our financial institution partners and customers. Among other things, the Dodd-Frank Act established the CFPB, which is empowered to conduct rule-making and supervision related to, and enforcement of, federal consumer financial protection laws. The CFPB has issued guidance that applies to "supervised service providers," which the CFPB has defined to include service providers, like us, to CFPB supervised banks and nonbanks. In addition, federal and state agencies have recently proposed or enacted cybersecurity regulations, such as the Cybersecurity Requirements for Financial Services Companies issued by the New York State Department of Financial Services and the Cyber Security Resource Guide for Financial Institutions issued November 2022 by the Federal Financial Institutions Examination Council replacing the 2018 Cyber Security Resource Guide. Cybersecurity regulations and guidance are applicable to large bank holding companies and their subsidiaries, as well as to service providers to those organizations. Any new rules and regulations implemented by the CFPB, state or other authorities or in connection with the Dodd-Frank Act could, among other things, slow our ability to adapt to a rapidly changing industry, require us to make significant additional investments to comply with them, redirect time and resources to compliance obligations, modify our products or services or the manner in which they are provided, or limit or change the amount or types of revenue we are able to generate.

Interchange fees, which the payment processor typically pays to the card issuer in connection with credit and debit card transactions, are subject to increasingly intense legal, regulatory and legislative scrutiny. In particular, the Dodd-Frank Act regulates and limits debit card fees charged by certain card issuers and allows businesses and organizations to set minimum dollar amounts for the acceptance of credit cards. Specifically, under the commonly known "Durbin Amendment" to the Dodd-Frank Act, the interchange fees that certain issuers charge businesses and organizations for debit transactions are regulated by the Federal Reserve and must be "reasonable and proportional" to the cost incurred by the issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for card issuers with assets of $10 billion or greater. Effective October 1, 2012, debit card issuers are permitted a fraud-prevention adjustment. Since October 2011, a payment network may not prohibit a card issuer from contracting with any other payment network for the processing of electronic debit transactions involving the card issuer's debit cards, and card issuers and payment networks may not inhibit the ability of businesses and organizations to direct the routing of debit card transactions over any payment networks that can process the transactions.

Rules implementing the Dodd-Frank Act also contain certain prohibitions on payment network exclusivity and merchant routing restrictions. These restrictions could negatively affect the number of debit transactions processed, and prices charged per transaction, which would negatively affect our business.

If we violate FERPA or PPRA, it could result in a material breach of contract with one or more of our customers in our Education vertical and could harm our reputation. Further, if we disclose student information in violation of FERPA or PPRA, our access to student information could be suspended.

Our systems and solutions must also comply, in certain circumstances, with FERPA and PPRA, as well as with rapidly emerging state student data privacy laws that require schools to protect student data and to adopt privacy policies which can significantly vary from one state to another. FERPA generally prohibits an educational institution from disclosing personally identifiable information from a student's education records without a parent's consent unless certain statutory exceptions apply. Our school customers and their students disclose to us, and we may store, certain information that originates from or comprises a student education record under FERPA. PPRA puts limits on "survey, analysis or evaluations" that may come into play when schools employ internet-based educational services. Schools are required to develop policies that address, among other things, the collection, disclosure or use of personal information collected from students for the purpose of marketing or selling that information, and can place restrictions on third parties' use of that data. As an entity that provides services to educational institutions, we are indirectly subject to FERPA's and PPRA's privacy requirements, and we may not transfer or otherwise disclose or use any personally identifiable information from a student record to another party other than on a basis and in a manner permitted under the statutes. If we violate FERPA or PPRA, it could result in a material breach of contract with one or more of our customers and could reduce our revenues or harm our reputation. Further, if we disclose student information in violation of FERPA or PPRA, our access to student information could be suspended, thus inhibiting our business operations.

Actual or perceived failures to comply with applicable privacy and security laws and regulations could result in a material breach of contract with one or more of our customers in our Healthcare vertical, harm our reputation and subject us to substantial civil and criminal penalties under laws such as HIPAA and state privacy and security laws.

The data protection landscape is rapidly evolving, and we are or may become subject to numerous federal and state laws and regulations governing the collection, use, disclosure, retention, and security of health-related and other personal information. The cost of compliance with the laws and regulations is high and is likely to increase in the future. Any failure or perceived failure by us to comply with applicable data privacy and security laws or regulations, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have an adverse effect on our operations, financial performance and business.

For example, the HIPAA privacy and security regulations extensively regulate the use and disclosure of PHI and require business associates such as our company to implement administrative, physical and technical safeguards to protect the security of such information. If we are unable to properly protect the privacy and security of PHI entrusted to us, we could be found to have breached our contracts with our customers and/or be subject to investigation by the HHS Office for Civil Rights ("OCR"). In the event OCR finds that we have failed to comply with applicable HIPAA privacy and security standards, we could face civil and criminal penalties. OCR has become an increasingly active regulator and has signaled its intention to continue this trend. OCR has the discretion to impose penalties without being required to attempt to resolve violations through informal means. Further, OCR may require companies to enter into resolution agreements and corrective action plans that impose ongoing compliance requirements. OCR enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions under either HIPAA or similar state laws, seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although we have implemented and maintain policies, processes and a compliance program infrastructure to assist us in complying with these laws and regulations and our contractual obligations, we cannot provide assurance regarding how these laws and regulations will be interpreted, enforced or applied to our Healthcare vertical operations. Further, the FTC has prosecuted certain uses and disclosures of personal information and data breach cases as unfair and/or deceptive acts or practices under the Federal Trade Commission Act or under the FTC Health Breach Notification Act.

If we violate the federal AKS, the CMP Law, the federal FCA, the Cures Act or other federal or state laws and regulations applicable to healthcare services, it could result in a material breach of contract with one or more of our customers in our Healthcare vertical, harm our reputation and subject us to substantial civil and criminal penalties.

We strive to comply with healthcare laws, regulations and other requirements applicable to us directly and to our customers and contractors, but there can be no assurance that our operations will not be challenged or impacted by enforcement initiatives. We have been, and in the future may become, involved in governmental investigations, audits, reviews and assessments. Even an unsuccessful challenge by regulatory and other authorities or private whistleblowers could be expensive and time-consuming, could result in loss of business, exposure to adverse publicity and injury to our reputation and could adversely affect our ability to retain and attract customers.

Healthcare laws, regulations and other requirements impacting our Healthcare vertical operations include the following:

Anti-Kickback Laws. A number of federal and state laws govern patient referrals, financial relationships with physicians and other referral sources and inducements to providers and patients, including restrictions contained in amendments to the Social Security Act, commonly known as the AKS. The AKS contains a limited number of exceptions, and the OIG has created regulatory safe harbors to the AKS. Activities that comply with a safe harbor are deemed protected from prosecution under the AKS. Certain of our contracts and other arrangements may not meet an exception or a safe harbor. Failure to qualify for safe harbor protection does not mean the arrangement necessarily violates the AKS, but it may subject the arrangement to greater government scrutiny. We cannot provide assurance that practices outside of a safe harbor will not be found to violate the AKS. Allegations of violations of the AKS may be brought under the civil CMP Law, which requires a lower burden of proof than the AKS.

The OIG has a longstanding concern that percentage-based billing arrangements may increase the risk of improper billing practices. The OIG recommends that medical billing companies develop and implement comprehensive compliance programs to mitigate this risk. In addition, certain states have adopted laws or regulations forbidding splitting of fees with non-physicians, which may be interpreted to prevent business service providers, including medical billing providers, from using a percentage-based billing arrangement. While we have developed and implemented a comprehensive billing compliance program that we believe is consistent with federal guidance, our failure to ensure compliance with controlling legal requirements, accurately anticipate the application of these laws and regulations to our business and contracting model, or other failure to comply with regulatory requirements, could create liability for us, result in adverse publicity and negatively affect our business.

Violation of the AKS is a felony, and penalties may include imprisonment, criminal fines and substantial civil monetary penalties. In addition, submission of a claim for items or services generated in violation of the AKS may be subject to additional penalties under the federal FCA as a false or fraudulent claim.

False or Fraudulent Claim Laws; Medical Billing and Coding. Medical billing, coding and collection activities are governed by numerous federal and state civil and criminal laws, regulations and sub-regulatory guidance. Our Healthcare vertical may be subject to, or contractually required to comply with, numerous federal and state laws that prohibit false or fraudulent claims including but not limited to the federal FCA, the CMP Law and state equivalents. For example, errors or the unintended consequences of data manipulations by us or our systems with respect to the entry, formatting, preparation or transmission of claims, coding, audit, eligibility and other information, may result in allegations of false or fraudulent claims.

False or fraudulent claims under the FCA and other laws include, but are not limited to, billing for services not rendered, making or causing to be made or used a false record or statement that is material to a false claim, failing to report and refund known overpayments within 60 days of identifying the overpayment, misrepresenting actual services rendered, improper coding and billing for medically unnecessary items or services. Submission of a claim for an item or service generated in violation of the AKS constitutes a false or fraudulent claim. In addition, the FCA prohibits the knowing submission of false claims or statements to the federal government, including to Medicare and Medicaid programs. Although simple negligence will not give rise to liability under the FCA, "knowingly" submitting a false claim may result in liability. When an entity is determined to have violated the FCA, the government may impose substantial civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in federal healthcare programs. Private parties are able to bring qui tam, or whistleblower, lawsuits on behalf of the government in connection with alleged false claims submitted to the government, and these private parties are entitled to share in any amounts recovered by the government. Several states, including states in which we operate, have adopted their own false claims provisions and their own whistleblower provisions whereby a private individual may file a civil lawsuit in state court.

Some fraud and abuse laws, such as the CMP Law, require a lower burden of proof than other fraud, waste and abuse laws. Federal and state authorities increasingly assert liability under the CMP Law, especially where they believe they cannot meet the higher burden of proof requirements under the various criminal healthcare fraud provisions. Current penalties under the CMP Law are significant and may result in penalties of up to three times the amount claimed or received. Civil monetary penalties, including those imposed under the AKS, FCA, and CMP Law are updated annually based on changes to the consumer price index.

Although we believe our processes are consistent with applicable reimbursement rules and industry practice, a court, government authority or whistleblower could challenge these processes. In addition, we cannot guarantee that federal and state authorities will regard any billing and coding errors we process or make as inadvertent or will not hold us responsible for any compliance issues related to claims, reports and other information we handle on behalf of our customers. We cannot predict the impact of any enforcement actions under the various false claims and fraud, waste and abuse laws applicable to our operations. Even an unsuccessful challenge of our practices could cause us to incur adverse publicity and significant legal and related costs.

The laws and regulations in this area are both broad and vague and judicial interpretation can be inconsistent. We review our practices with regulatory experts in an effort to comply with all applicable laws and regulatory requirements. However, we are unable to predict how laws and regulations will be interpreted or the full extent of their application, particularly to services that are not directly billed to or reimbursed by federal healthcare programs, such as transaction processing services. Any determination by a federal or state regulatory authority that any of our activities or those of our customers or vendors violate any of these laws or regulations could: (i) subject us to civil or criminal penalties, (ii) require us to enter into corporate integrity agreements or similar agreements with government regulators to meet ongoing compliance obligations, (iii) require us to change or terminate some portions of our business, (iv) require us to refund a portion of our service fees, and/or (v) disqualify us from providing services to customers that are, or do business with, government programs. Any of these could result in a material adverse impact on our business, results of operations or financial condition. Even an unsuccessful challenge of our activities could result in adverse publicity and could require a costly response.

The Cures Act and Implementing Regulations (Information Blocking and HIT Standards and Certification Requirements). Standards regarding electronic exchange of information and interoperability are subject to regular revision and updates, and we are required to modify and enhance products and services accordingly. The Information Blocking Rule prohibits healthcare providers, HIEs, and HIT developers, including our subsidiary that provides electronic medical records, from information blocking, which is defined as practices likely to interfere with, prevent, or materially discourage access, exchange, or use of EHI, except as required by law or specified by HHS as a reasonable and necessary activity. Civil monetary penalties for information blocking by HIT developers are substantial, up to $1 million per violation. The HIT Standards and Certification Criteria Final Rule imposes new criteria related to EHI export and standardized APIs for patient services, and HIT developers of certified HIT need to ensure that their products and services meet the requisite technical standards by the relevant deadlines and continue to evolve as developers and other stakeholders release revised versions of these standards. Additionally, HIT developers that participate in the ONC Health IT Certification Program, like i3, must make various certifications regarding their HIT and attest to compliance with applicable conditions of certification, including those related to information blocking.

These rules apply to certain services we offer, and customers may insist that we develop additional solutions that comply with these various interoperability requirements, which could subject us to additional costs. We currently have and likely will continue to have certain solutions certified by ONC, which could further increase development costs and delay customer sales and implementations. We also may incur costs in periods prior to the corresponding recognition of revenue. To the extent current regulations are subsequently changed or supplemented, or for other reasons beyond our control, customers may postpone or cancel their decisions to purchase or implement such solutions.

Exclusion from participation in government healthcare programs. The OIG may or must exclude individuals and entities involved in misconduct related to federal healthcare programs, such as Medicare and Medicaid, from participation in those programs. Federal law prohibits federal healthcare programs from paying for items or services furnished, ordered, or prescribed by an individual or entity excluded from participation. The prohibition against federal program payment extends to payment for administrative and management services not directly related to patient care. Civil penalties may be imposed against providers and entities that employ or enter into contracts with excluded individuals to provide items or services to federal healthcare program beneficiaries. We have implemented compliance policies and procedures to screen for excluded individuals. However, if we employ or contract with an excluded individual or entity, we could face significant consequences such as exclusion from participation in federal healthcare programs, civil monetary penalties, and treble damages. In addition, we could be liable under our customer contracts, if we are excluded by the OIG or employ or contract with an excluded individual or entity.

Recent and future developments in the healthcare industry, particularly those related to HIT, could have a material adverse impact on our business, results of operations or financial condition.

A material portion of our revenue is derived from the healthcare industry, which is highly regulated and subject to changing political, legislative, regulatory and other influences.

There are numerous federal, state and private initiatives seeking to increase the use of HIT as a means of improving care and reducing costs. For example, HITECH and the Cures Act promote the use of EHR technology, interoperability and the efficient exchange of EHI. These statutes are implemented mainly through HIPAA, CMS's Promoting Interoperability Program, and ONC's Information Blocking Rule and HIT Standards and Certification Criteria Final Rule.

These and other initiatives may result in additional legal or regulatory requirements, the cost of compliance with which may be significant; encourage more companies to enter our markets, provide advantages to our competitors; and/or result in the development of competitive technology solutions. Any such initiatives also may result in a reduction of expenditures by existing or potential customers, which could have a material adverse impact on our business, results of operations or financial condition.

In addition, other general reductions in expenditures by healthcare industry constituents could result from, among other things, government regulation or private initiatives that affect the manner in which providers interact with patients, payers or other healthcare industry constituents, including changes in pricing or means of delivery of healthcare solutions. In addition, cost containment efforts at the federal and state levels may affect industry expenditures. For example, the Budget Control Act of 2011 requires automatic spending reductions to reduce the federal deficit. CMS began imposing a 2% reduction on payments of Medicare claims in 2013. These reductions have been extended through the first six months of 2032. In addition, the American Rescue Plan Act of 2021 increased the federal budget deficit in a manner that triggered an additional statutorily mandated sequestration.

As a result, an additional payment reduction of up to 4% was required to take effect in January 2022. However, Congress has delayed implementation of this payment reduction until 2025. We anticipate that the federal deficit will continue to place pressure on government healthcare programs.

Even if general expenditures by healthcare industry constituents remain the same or increase, other developments in the healthcare industry may reduce spending on healthcare IT and services or in some or all of the specific markets we serve or are planning to serve. In addition, our customers' expectations regarding pending or potential healthcare industry developments also may affect their budgeting processes and spending plans with respect to the types of solutions we provide. For example, use of our solutions could be affected by:

- changes in the billing patterns of providers;

- changes in the design of health insurance plans; and

- changes in the contracting methods payers use in their relationships with providers.

The healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. The timing and impact of developments in the healthcare industry are difficult to predict. We cannot be sure that the markets for our solutions will continue to exist at their current levels or will not change in ways that adversely affect us, or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

We may be a party to regulatory and other proceedings that could result in unexpected adverse outcomes.

From time to time, we have been, are and may in the future be, a party to legal and regulatory proceedings, including investigations, audits, and other reviews. There are an increasing number of investigations and proceedings in the healthcare industry that seek recovery under HIPAA, AKS, the FCA, the CMP, state laws and other statutes and regulations applicable to our business as described in more detail above. Such proceedings can result in verdicts, injunctive relief or other sanctions that may affect how we operate our business and/or have an adverse effect on our financial condition. Violations of applicable statutes and regulations may result in criminal penalties and in substantial civil penalties, including exclusion from government healthcare programs, and settlements of lawsuits involving Medicare and Medicaid issues routinely require monetary penalties and corporate integrity agreements. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management's evaluations or predictions and accompanying changes in established reserves, could have a material adverse impact on our business, results of operations or financial condition. Litigation is costly, time-consuming and disruptive to normal business operations. In addition, the defense of these matters could result in continued diversion of our management's time and attention away from business operations, which could also harm our business. Even if these matters are resolved in our favor, the uncertainty and expense associated with unresolved legal proceedings could harm our business and reputation.

We must comply with laws and regulations prohibiting unfair or deceptive acts or practices, and any failure to do so could materially and adversely affect our business.

We and many of our customers are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices, provisions of the Dodd-Frank Act that prohibit UDAAP, the Telemarketing Sales Act, the Electronic Fund Transfer Act and other laws, rules and or regulations, which may directly impact the activities of certain of our customers. These rules may subject us, as the electronic payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we were deemed to have improperly aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of the customer through our services. Various federal and state regulatory enforcement agencies including the Federal Trade Commission and state attorneys general have authority to take action against non-banks that engage in UDAAP, or violate other laws, rules and regulations. To the extent we are processing payments or providing products and services for a customer that may be in violation of laws, rules and regulations, we may be subject to enforcement actions and as a result may incur losses and liabilities that may adversely affect our business.

We could be adversely affected by violations of the FCPA and similar anti-bribery laws of other countries in which we provide services or have employees.

Because of our international operations we could be adversely affected by violations of the US Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery laws of other countries in which we provide services or have employees. The FCPA and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business or gaining any business advantage. While our policies mandate compliance with these anti-bribery laws, we cannot provide assurance that our internal control policies and procedures always protect us from reckless or criminal acts committed by our employees, contractors or agents. Failure to comply with the FCPA and could result in the imposition of civil or criminal fines and penalties and could disrupt our business and adversely affect our results of operations, cash flows and financial condition.

Numerous other federal laws affect our business, and any failure to comply with those laws could harm our business.

Our payment facilitator solutions present certain regulatory challenges, principally those relating to money transmitter issues. To address these challenges we, along with our third-party service providers, use structural arrangements designed to prevent us from receiving or controlling our customer's funds and therefore remove our activities from the scope of money transmitter regulation. There can be no assurance that these structural arrangements will remain effective as money transmitter laws continue to evolve or that the applicable regulatory bodies, particularly state agencies, will view our payment facilitator activities as compliant.

Our business may also be subject to the FCRA, which regulates the use and reporting of consumer credit information and imposes disclosure requirements on entities that take adverse action based on information obtained from credit reporting agencies. We could be liable if our practices under the FCRA do not comply with the FCRA or regulations under it.

The Housing Assistance Tax Act of 2008 included an amendment to the Internal Revenue Code of 1986, as amended (the "Code"), that requires information returns to be made for each calendar year by payment processing entities and third-party settlement organizations with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements. We could be liable for penalties if our information returns are not in compliance with these regulations.

Depending on how our products and services evolve, we may be subject to a variety of additional laws and regulations, including those governing money transmission, gift cards and other prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, restrictions on foreign assets, gambling, banking and lending, U.S. Safe Harbor regulations, and import and export restrictions. Additionally, we are contractually required to comply with certain anti-money laundering regulations in connection with our payment processing activities. These regulations are generally governed by FinCEN and OFAC. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. Regulators continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers, and to monitor transactions. If we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business and financial results.

Changes in tax laws or their interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to our customers, could negatively affect our business, financial condition and results of operations.

We are subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. Changes in tax laws or their interpretations could increase our tax burden and decrease the amount of revenues we receive, the value of any tax loss carryforwards and tax credits recorded on our balance sheet and the amount of our cash flow, and have a material adverse impact on our business, financial condition and results of operations. Some of our tax liabilities are subject to periodic audits by the respective taxing authority which could increase our tax liabilities. Furthermore, companies in the payment processing industry, including us, may become subject to incremental taxation in various tax jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our customers, our costs would increase and our net income would be reduced, which could have a material adverse effect on our business, financial condition and results of operations.

Changing laws and governmental rules and regulations designed to protect or limit access to or use of personal information could adversely affect our ability to effectively provide our products and services, and actual or perceived failure to comply with such legal and regulatory obligations may negatively impact our business, financial condition and results of operations.

In addition to those laws and regulations discussed previously that are imposed by the card networks and NACHA, governmental bodies in the United States have adopted, or are considering the adoption of, laws and regulations restricting the use, collection, storage, transfer and disposal of, and requiring safeguarding of, personal information. Our operations are subject to certain provisions of these laws. Relevant federal privacy laws include, in addition to FERPA and PPRA described above, the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. The U.S. Children's Online Privacy Protection Act also regulates the collection of information by operators of websites and other electronic solutions that are directed to children under 13 years of age. These laws and regulations restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information. They also impose requirements for safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, there are state laws and regulations restricting the ability to collect and utilize certain types of information such as Social Security and driver's license numbers. Certain states impose similar privacy obligations as well as obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and consumer reporting agencies and businesses and governmental agencies that own data.

In connection with providing products and services to our customers, we are required by regulations, government-required standards, and by our contracts with customers and with our financial institution distribution partners to provide assurances regarding the confidentiality and security of non-public consumer information. These contracts may require periodic audits by independent companies regarding our compliance with applicable standards. The compliance standards relate to the security of our infrastructure, and include components and operational procedures designed to safeguard the confidentiality and security of individuals' non-public personal information that our customers share with us. Our ability to maintain compliance with these standards and satisfy these audits will affect our ability to attract, grow and maintain business in the future. If we fail to comply with the laws and regulations relating to data privacy and information security, we could be exposed to legal claims and actions or to regulatory enforcement proceedings. In addition, our relationships and reputation could be harmed, which could inhibit our ability to retain existing customers and distribution partners and obtain new customers and distribution partners.

Legal requirements relating to the collection, storage, handling and transfer of personal data continue to evolve at both the federal and state level. For example, the CFPB issued a proposed rule on October 19, 2023, requiring depository and non-depository entities to make available to consumers data relating to consumer transactions, obligations for third accessing a consumer's data and privacy protections for the data. In June 2018, the State of California enacted the CCPA and subsequently enacted the CPRA. Together, the laws require companies (regardless of their location) that collect personal information of California residents to notify consumers about their data collection, use, and sharing practices, provide the ability to access and delete data to consumers and provide consumers the right to correct and limit the use and disclosure of sensitive personal information.

In addition, several other states have introduced or passed similar legislation to the CCPA, including Nevada, Colorado, Virginia, Connecticut, Utah, Montana, Tennessee, Indiana, Iowa, Texas, Florida, Delaware and Oregon, that may impose varying standards and requirements on our data collection, use and processing activities. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data.

Government regulators, industry groups and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. Regulators and courts may expand interpretations of existing laws, thereby further impacting our business. If more restrictive privacy laws or rules and/or inconsistent legal requirements are adopted by authorities in the future on the federal or state level, or regulators' enforcement priorities shift, our compliance costs may increase and our ability to perform due diligence on, and monitor the risk of, our current and potential customers may decrease, which could create liability for us. The CCPA and CPRA also provide for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. We may also be exposed to litigation, regulatory fines, penalties or other sanctions if the personal, confidential or proprietary information of our customers is mishandled or misused by any of our suppliers, counterparties or other third parties, or if such third-parties do not have appropriate controls in place to protect such personal, confidential or proprietary information. Further, many foreign data privacy regulations (including India's Digital Personal Data Protection Act) can be more stringent than those in the United States. These laws and regulations are rapidly evolving and changing and could have an adverse effect on our operations. Our obligations and requirements under these laws and regulations are subject to uncertainty in how they may be interpreted by government authorities and regulators. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, affect our customers' willingness to permit us to use and store personal data, prevent us from selling our products or services, and/or affect our ability to invest in or jointly develop products. Failure to comply with these laws may result in governmental enforcement actions, private claims, including class action lawsuits, and damage to our reputation. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations.

Additionally, if we suffer a data breach, other privacy or cybersecurity regulatory compliance failures or are subject to fines, sanctions or proceedings as a result of actual or perceived compliance failures, or any similar event causing reputational harm, our opportunities for growth may be curtailed, and our potential liability for security breaches may increase, all of which could have a material adverse effect on our business, financial condition and results of operations.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability and could, among other things, adversely affect demand for our services, invalidate all or portions of some of our contracts with our customers and financial institution partners, or require us to change or terminate some portions of our business. Further, reform efforts or changing healthcare regulatory requirements may also render our products or services obsolete or may block us from fully realizing or accomplishing our work or from developing new products or services. This may in turn impose additional costs upon us to adapt to the new operating environment or to further develop or modify our products and services. Such healthcare reforms may also make introduction of new products and service costlier or more time-consuming than we currently anticipate. These changes may also prevent our introduction of new products and services or make the continuation or maintenance of our existing products and services unprofitable or impossible.

We no longer qualify as an "emerging growth company", and as a result, we have to comply with increased disclosure and compliance requirements.

We no longer qualify as an emerging growth company ("EGC") as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). As such, we are subject to certain disclosure and compliance requirements that apply to other public companies but did not previously apply to us due to our status as an EGC. These requirements include, but are not limited to:

- the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002;
- compliance with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, including critical audit matters;
- the requirement that we provide full and more detailed disclosures regarding executive compensation; and
- the requirement that we hold a non-binding advisory vote on executive compensation and obtain stockholder approval of any golden parachute payments not previously approved.

We expect that the loss of EGC status and compliance will increase our legal and financial compliance costs and cause management and other personnel to divert attention from operational and other business matters to devote substantial time to public company reporting requirements.

The increasing focus on environmental, social and governance ("ESG") practices could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing public focus by investors, customers, environmental activists, the media and governmental and nongovernmental organizations on a variety of ESG matters. If we are not effective in addressing ESG matters affecting our business our reputation may suffer. Moreover, we may experience increased costs in order to develop and execute upon any such ESG strategies, which could have an adverse impact on our business and financial condition.

In addition, this emphasis on ESG matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.


Risks Related to Our Indebtedness


Our indebtedness could adversely affect our financial health and competitive position.

On May 8, 2023, i3 Verticals, LLC (the "Borrower"), entered into that certain Credit Agreement (the "2023 Senior Secured Credit Facility") with the guarantors and lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent ("JPMorgan"). The 2023 Senior Secured Credit Facility replaces the Prior Senior Secured Credit Facility (as defined below). The 2023 Senior Secured Credit Facility provides for aggregate commitments of $450 million in the form of a senior secured revolving credit facility (the "Revolver"). Borrowings under the Revolver will be made, at the Borrower's option, at the Adjusted Term SOFR rate or the base rate, plus, in each case, an applicable margin. The Adjusted Term SOFR rate will be the rate of interest per annum equal to the Term SOFR rate (based upon an interest period of one, three or six months), plus 0.10%, plus an applicable margin of 2.00% to 3.00% (3.00% at September 30, 2023). The Adjusted Term SOFR rate shall not be less than 0% in any event. The base rate is a fluctuating rate of interest per annum equal to the highest of (a) the greater of the federal funds rate or the overnight bank funding rate, plus ½ of 1%, (b) Wall Street Journal prime rate and (c) the Adjusted Term SOFR rate for an interest period of one month, plus 1%, plus an applicable margin of 1.00% to 2.00% (2.00% at September 30, 2023). The base rate shall not be less than 1% in any event. As of September 30, 2023, we had borrowings outstanding of $272.5 million under the 2023 Senior Secured Credit Facility. Although we may enter into interest rate swap agreements in the future, we and our subsidiaries are exposed to interest rate increases on the floating portion of our 2023 Senior Secured Credit Facility that are not covered by interest rate swaps, to the extent we have indebtedness outstanding. For additional information about our 2023 Senior

Secured Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" in Part II, Item 7 of this Annual Report on Form 10-K, and "Quantitative and Qualitative Disclosure About Market Risk" in Part II, Item 7A of this Annual Report on Form 10-K.

On February 18, 2020, i3 Verticals, LLC issued $138.0 million aggregate principal amount of its Exchangeable Notes. The Exchangeable Notes bear interest at a fixed rate of 1.0% per year, payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2020. Prior to August 15, 2024, the Exchangeable Notes are exchangeable only upon satisfaction of certain conditions and during certain periods described in the Indenture, and thereafter, the Exchangeable Notes are exchangeable at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The Exchangeable Notes are exchangeable on the terms set forth in the Indenture into cash, shares of Class A common stock, or a combination thereof, at i3 Verticals, LLC's election. As of September 30, 2023, $117.0 million of the original aggregate principal amount of $138.0 million was outstanding.

To service our debt and any additional debt we may incur in the future, we need to generate cash. Our ability to generate cash is subject, to a certain extent, to our ability to successfully execute our business strategy, including acquisition activity, as well as general economic, financial, competitive, regulatory and other factors beyond our control. Although we currently expect that our cash flow from operations, current cash and cash equivalents and available borrowing capacity under the 2023 Senior Secured Credit Facility will be sufficient to fund our operations and planned expenditures and to service our debt obligations for at least the next twelve months, there can be no assurance that our business will be able to generate sufficient cash flow from operations or that future borrowings or other financing will be available to us in an amount sufficient to enable us to service our debt and fund our other liquidity needs. To the extent we are required to use our cash flow from operations or the proceeds of any future financing to service our debt instead of funding working capital, capital expenditures, acquisition activity or other general corporate purposes, we will be less able to plan for, or react to, changes in our business, industry and in the economy generally. This will place us at a competitive disadvantage compared to our competitors that have less debt. There can be no assurance that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

In addition, the 2023 Senior Secured Credit Facility contains, and any agreements evidencing or governing other future debt may contain, certain restrictive covenants that limit our ability, among other things, to engage in certain activities that are in our long-term best interests, including our ability to:

- incur liens on property, assets or revenues;
- incur or assume additional debt or amend our debt and other material agreements;
- declare or make distributions and redeem or repurchase equity interests or issue preferred stock;
- prepay, redeem or repurchase debt;
- make investments;
- enter into any sale-and-leaseback of property;
- engage in certain business activities; and
- engage in mergers and asset sales.

The restrictive covenants in our 2023 Senior Secured Credit Facility also require us to maintain specified financial ratios. While we have not previously breached and are not in breach of any of these covenants, there can be no guarantee that we will not breach these covenants in the future. Our ability to comply with these covenants and restrictions may be affected by events and factors beyond our control. Our failure to comply with any of these covenants or restrictions could result in an event of default under our 2023 Senior Secured Credit Facility. An event of default would permit the lending banks under the facility to take certain actions, including terminating all outstanding commitments and declaring all amounts outstanding under our 2023 Senior Secured Credit Facility to be immediately due and payable, including all outstanding borrowings, accrued and unpaid interest thereon, and all other amounts owing or payable with respect to such borrowings and any terminated commitments. In addition, the lenders would have the right to proceed against the collateral we granted to them, which includes substantially all of our assets.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances, and may determine to engage in equity or debt financings or enter into credit facilities or refinance existing debt for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. As discussed above, the 2023 Senior Secured Credit Facility contains restrictive covenants that limit our ability to incur additional debt and engage in other capital-raising activities. Any debt financing we obtain in the future could involve covenants that further restrict our capital raising activities and other financial and operational matters, which may make it more difficult for us to operate our business, obtain additional capital and pursue business opportunities, including potential acquisitions. Furthermore, if we raise additional funds by issuing equity or convertible debt or other equity-linked securities, our then-existing stockholders could suffer significant dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

We may not have the ability to raise the funds necessary to settle exchanges of the Exchangeable Notes or to repurchase the Exchangeable Notes upon a fundamental change.

Holders of our Exchangeable Notes have the right to require us to repurchase their Exchangeable Notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including, the fundamental change repurchase date. In addition, unless we elect to deliver solely shares of Class A common stock to settle an exchange of the Exchangeable Notes, we will be required to make cash payments in respect of such Exchangeable Notes being exchanged. However, we may not have enough available cash or be able to obtain financing at the time we are required to make purchases of Exchangeable Notes surrendered therefor or Exchangeable Notes being exchanged. In addition, our ability to repurchase the Exchangeable Notes or to pay cash upon exchanges of the Exchangeable Notes is limited by the agreements governing our existing indebtedness (including the 2023 Senior Secured Credit Facility) and may also be limited by law, by regulatory authority or by agreements that will govern our future indebtedness. Our failure to repurchase Exchangeable Notes at a time when the repurchase is required by the indenture that governs the Exchangeable Notes or to pay cash payable on future exchanges of the Exchangeable Notes if and/or as required by the Indenture would constitute a default under the Indenture. A default under the Indenture or the fundamental change itself could also lead to a default under the agreements governing our other indebtedness (including the 2023 Senior Secured Credit Facility) and agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Exchangeable Notes or make cash payments upon exchanges thereof.

The conditional exchange feature of the Exchangeable Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional exchange feature of the Exchangeable Notes is triggered, holders of Exchangeable Notes will be entitled to exchange the Exchangeable Notes at any time during specified periods at their option. If one or more holders elect to exchange their Exchangeable Notes, we may elect to settle all or a portion of our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to exchange their Exchangeable Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which could result in a material reduction of our net working capital.

<center>**Risks Related to Our Organizational Structure and Our Company**</center>

We are a holding company with no operations of our own, and our principal asset is our controlling membership interest in i3 Verticals, LLC. Accordingly, we depend on distributions from i3 Verticals, LLC to pay our taxes and other expenses.

We are a holding company with no operations of our own and currently have no significant assets other than our ownership of common units of i3 Verticals, LLC. We currently have no independent means of generating revenue. Consequently, our ability to obtain operating funds depends upon distributions from i3 Verticals, LLC. Furthermore, i3 Verticals, LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not itself subject to U.S. federal income tax. Instead, its net taxable income is generally allocated to its members, including us, pro rata according to the number of membership interests each member owns. Accordingly, we incur income taxes on our proportionate share of any net taxable income of i3 Verticals, LLC in addition to expenses related to our operations, and our ability to obtain funds to pay these income taxes currently depends upon distributions from i3 Verticals, LLC. We intend to cause i3 Verticals, LLC to distribute cash to us in an amount at least equal to the amount necessary to cover our respective tax liabilities, if any, with respect to our allocable share of the net income of i3 Verticals, LLC and to cover dividends, if any, we declare, as well as any payments due under the Tax Receivable Agreement (the "Tax Receivable Agreement" or "TRA") by and among i3 Verticals, Inc., i3 Verticals, LLC and each of the holders, other than i3 Verticals, Inc., of common units in i3 Verticals, LLC (the "Continuing Equity Owners"). See the detailed discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — 2023 Senior Secured Credit Facility" in Part II, Item 7 of this Annual Report on Form 10-K for a discussion of the restrictive covenants, including i3 Verticals, LLC's obligations to maintain specific financial ratios, that may limit its ability to make certain distributions to us.

To the extent that we need funds to pay our taxes or other liabilities or to fund our operations, and i3 Verticals, LLC is restricted from making distributions to us under applicable agreements under which it is bound, including its financing agreements, laws or regulations, does not have sufficient cash to make these distributions or is otherwise unable to provide such funds, we may have to borrow funds to meet these obligations and operate our business, and our liquidity and financial condition could be materially adversely affected. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The interests of the other Continuing Equity Owners in our business may conflict with the interests of holders of shares of our Class A common stock.

The Continuing Equity Owners, who collectively hold approximately 31% of the combined voting power of our common stock as of November 21, 2023, may receive payments from us under the Tax Receivable Agreement upon a redemption or exchange of their common units in i3 Verticals, LLC, including the issuance of shares of our Class A common stock upon any such redemption or exchange. As a result, the interests of the Continuing Equity Owners may conflict with the interests of holders of shares of our Class A common stock. For example, the Continuing Equity Owners may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration tax or other considerations of the Continuing Equity Owners even in situations where no similar considerations are relevant to us.

We may not be able to realize all or a portion of the tax benefits that are expected to result from future redemptions or exchanges of common units by holders.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners that will not benefit the holders of our Class A common stock to the same extent as it will benefit the Continuing Equity Owners. Under the Tax Receivable Agreement, we are entitled to retain (a) 15% of the U.S. federal and state income tax savings we realize as a result of increases in tax basis created by any future redemptions or exchanges of common units held by our equity holders that are parties to the Tax Receivable Agreement for shares of our Class A common stock or cash for the tax years following a redemption or exchange covered by the Tax Receivable Agreement, and (b) all of the U.S. federal and state income tax savings we realize from such redemptions or exchanges for tax periods ending after those covered by the Tax Receivable Agreement. Our ability to realize, and benefit from, these tax savings depends on several assumptions, including that we will earn sufficient taxable income each year during the period over which the deductions arising from any such basis increases and payments are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income were insufficient or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits, and our cash flows and stockholders' equity could be negatively affected.

In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor's obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully use all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, (a) we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (b) if we elect to terminate the Tax Receivable Agreement early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement.

In certain circumstances, i3 Verticals, LLC will be required to make distributions to us and the Continuing Equity Owners, and the distributions that i3 Verticals, LLC will be required to make may be substantial.

Funds used by i3 Verticals, LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that i3 Verticals, LLC will be required to make may be substantial, and will likely exceed (as a percentage of i3 Verticals, LLC's net income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

As a result of potential differences in the amount of net taxable income allocable to us and to the Continuing Equity Owners, as well as the use of an assumed tax rate in calculating i3 Verticals, LLC's distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to i3 Verticals, LLC, the Continuing Equity Owners would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their common units.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a significant and adverse effect on our business, financial condition, results of operations and reputation.

We are subject to a requirement, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), to conduct an annual review and evaluation of our internal control over financial reporting and furnish a report by management on, among other things, our assessment of the effectiveness of our internal control over financial reporting each fiscal year beginning with the year following our first annual report required to be filed with the SEC. Ensuring that we have adequate internal control over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that must be evaluated frequently. Establishing and maintaining these internal controls is and will continue to be costly and may divert management's attention.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we have not adequately implemented or complied with the requirements of Section 404 of the Sarbanes-Oxley Act, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC, or suffer other adverse regulatory consequences, including penalties for violation of Nasdaq rules. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. A loss of confidence in the reliability of our financial statements also could occur if we or our independent registered public accounting firm were to report one or more material weaknesses in our internal control over financial reporting. In addition, we may be required to incur costs in improving our internal control system, including the costs of the hiring of additional personnel. Any such action could negatively affect our business, financial condition, results of operations and cash flows and could also lead to a decline in the price of our Class A common stock.

Certain provisions of Delaware law and anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

* prohibiting the use of cumulative voting for the election of directors;
* advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings; and
* certain limitations on convening special stockholder meetings.

In addition, while we have opted out of Section 203 of the Delaware General Corporation Law, or the "DGCL," our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

* prior to such time, our board of directors ("Board of Directors") approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
* upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
* at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, "voting stock" means any class or series of stock entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our Board of Directors and take other corporate actions.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board of Directors has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock can be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Risks Related to Ownership of Our Class A Common Stock

The Continuing Equity Owners own common units in i3 Verticals, LLC, and the Continuing Equity Owners have the right to redeem their common units in i3 Verticals, LLC pursuant to the terms of the limited liability company agreement of i3 Verticals, LLC (the "LLC Agreement") for shares of Class A common stock or cash.

As of September 30, 2023, we have an aggregate of 126,746,728 shares of Class A common stock authorized but unissued, including 10,093,394 shares of Class A common stock issuable, at our election, upon redemption of common units of i3 Verticals, LLC that are held by the Continuing Equity Owners. Subject to certain restrictions contained in the LLC Agreement, the Continuing Equity Owners are entitled to have their common units redeemed from time to time at each of their options (subject in certain circumstances to time-based and service-based vesting requirements and other limitations) for newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each Common Unit redeemed, in each case, in accordance with the terms of the LLC Agreement. At our election, however, we may effect a direct exchange by i3 Verticals, Inc. of such Class A common stock or such cash, as applicable, for such common units in lieu of redemption. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. We have also entered into a Registration Rights Agreement pursuant to which the shares of Class A common stock issued to certain Continuing Equity Owners upon such redemption and the shares of Class A common stock issued to certain Continuing Equity Owners in connection with the Reorganization Transactions will be eligible for resale registration, subject to certain limitations set forth in the Registration Rights Agreement.

We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

Holders of our Class A common stock may be diluted by future issuances of preferred stock or additional Class A common stock or common units in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our amended and restated certificate of incorporation authorizes us to issue shares of our Class A common stock and options, rights, warrants and appreciation rights relating to our Class A common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion. We could issue a significant number of shares of Class A common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our Class A common stock.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our Class A common stock, either by diluting the voting power of our Class A common stock if the preferred stock votes together with the common stock as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our Class A common stock.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our Class A common stock by making an investment in the Class A common stock less attractive. For example, investors in the Class A common stock may not wish to purchase Class A common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase Class A common stock at the lower conversion price, causing economic dilution to the holders of Class A common stock.

Sales of shares of our Class A common stock in connection with the Registration Rights Agreement, or the prospect of any such sales, could materially affect the market price of our Class A common stock and could impair our ability to raise capital through future sales of equity securities.

In connection with the completion of our IPO, we entered into a Registration Rights Agreement with certain Continuing Equity Owners. Any sales in connection with the Registration Rights Agreement, or the prospect of any such sales, could materially and adversely impact the market price of our Class A common stock and could impair our ability to raise capital through future sales of equity securities.

In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding shares of Class A common stock.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

Our corporate headquarters is in Nashville, Tennessee where we occupy approximately 16,000 square feet of office space under a lease that expires in 2027. We lease properties located within various geographic regions in which we conduct business, including Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Louisiana, Michigan, North Carolina, Ohio, South Carolina, Tennessee, Texas, Washington and Wisconsin. Our properties include office spaces and call centers used for operational, sales, management and administrative purposes.

For leases that are scheduled to expire during the next 12 months, we may negotiate new lease agreements, renew existing lease agreements, exercise any respective options to extend the existing lease agreements, or use alternate facilities. We believe our facilities are adequate for our needs and believe that we should be able to renew any of our existing leases or secure similar property without an adverse impact on our operations.

Item 3.   Legal Proceedings

The information required with respect to this item can be found in Note 15 to the accompanying audited consolidated financial statements contained in this report and is incorporated by reference into this Part I, Item 3.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

On June 21, 2018, our Class A common stock began trading on the Nasdaq Global Select Market under the symbol "IIIV." There is currently no established public trading market for our Class B common stock.

Stockholders

As of November 21, 2023, there were 74 stockholders of record of our Class A common stock. The number of record holders does not include persons who held shares of our Class A common stock in nominee or "street name" accounts through brokers. As of November 21, 2023, there were 52 stockholders of record of our Class B common stock.

Performance Graph

The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph shows a comparison of cumulative total shareholder return for (1) our Class A common stock, (2) the S&P 500 Index and (3) the S&P Information technology Index. The graph assumes the value of the investment in our common stock and each index was $100.00 on September 30, 2018 and that all dividends, if any, were reinvested. The comparisons reflected in the graph and table are not intended to forecast the future performance of our stock and may not be indicative of our future performance.



Comparison of Cumulative Total Return
Among i3 Verticals, Inc., the S&P 500 Index, and the S&P 500 Information Technology Index

The following table presents the corresponding data for the periods shown in the graph:

	i3 Verticals, Inc.	S&P 500	S&P 500 Information Technology
September 30, 2018	$ 100.00	$ 100.00	$ 100.00
September 30, 2019	$ 87.55	$ 102.15	$ 106.91
September 30, 2020	$ 109.88	$ 115.41	$ 155.40
September 30, 2021	$ 105.35	$ 147.82	$ 198.46
September 30, 2022	$ 87.16	$ 123.05	$ 157.32
September 30, 2023	$ 91.99	$ 147.15	$ 219.78

Sales of Unregistered Securities

In August 2023, we issued an aggregate of 14,824 shares of Class A Common stock in exchange for an equivalent number of shares of Class B common stock and Common Units pursuant to the terms of the i3 Verticals, LLC Limited Liability Company Agreement, which shares represented less than 1% of the outstanding shares of Class A Common Stock. These shares were issued in reliance on an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933. We did not issue any other equity securities that were not registered during the year ended September 30, 2023.

Issuer Purchases of Equity Securities

We did not repurchase any shares of our Class A or Class B common stock during the quarter ended September 30, 2023.

Dividends

We have never declared or paid a cash dividend on our common stock. We intend to retain any earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. Our Board of Directors reviews our dividend policy from time to time and may declare dividends at its discretion; however, our 2023 Senior Secured Credit Facility (as defined below) places restrictions on the payment of dividends. For further discussion of the 2023 Senior Secured Credit Facility, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources."

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. Certain amounts in this section may not foot due to rounding.

Executive Overview

The Company delivers seamless integrated software and services to customers in strategic vertical markets. Building on its broad suite of software and services solutions, the Company creates and acquires software products to serve the specific needs of its customers. The Company's primary strategic verticals are Public Sector (including Education) and Healthcare.

Economic Trends

Inflationary pressures, elevated interest rate levels, monetary policy, and the current geopolitical situation (including the military conflicts in Ukraine and in the Middle East), are causing broad economic uncertainty and could potentially cause new, or exacerbate existing, economic challenges that may impact us. These conditions could worsen as a result of adverse economic developments impacting the U.S. and/or global economies, including as a result of monetary policy designed to curb inflation. As the future magnitude, duration and effects of these conditions are difficult to predict at this time, we are unable to predict the extent of the potential effect on our financial results.

Liquidity

At September 30, 2023, we had $3.1 million of cash and cash equivalents and $177.5 million of available capacity under our 2023 Senior Secured Credit Facility subject to our financial covenants. As of September 30, 2023, we were in compliance with these covenants with a consolidated interest coverage ratio and total leverage ratio 4.39x, and 3.77x, respectively. For additional information about our Exchangeable Notes and 2023 Senior Secured Credit Facility, see the section entitled "Liquidity and Capital Resources" below.

Acquisitions

A core component of our growth strategy includes a disciplined approach to acquisitions of companies and technology, evidenced by numerous platform acquisitions and tuck-in acquisitions since our inception in 2012. Our acquisitions have opened new strategic vertical markets, increased the number of businesses and organizations to whom we provide solutions and augmented our existing payment and software solutions and capabilities.

Acquisitions during the year ended September 30, 2023

On October 1, 2022, we completed the acquisition of Celtic Cross Holdings, Inc., in Scottsdale, Arizona and Celtic Systems Pvt. Ltd. in Vadodara, India (collectively "Celtic") to expand the Company's software offerings in the Public Sector vertical. Total purchase consideration was $85.0 million in cash consideration, funded by the proceeds from our revolving credit facility.

During the year ended September 30, 2023, we completed the acquisition of two other businesses to expand our software offerings. Total purchase consideration was $19.8 million, including $17.0 million in cash funded by the proceeds from our revolving credit facility, $2.0 million of our Class A Common Stock, and $0.8 million in contingent consideration.

Acquisitions during the year ended September 30, 2022

During the year ended September 30, 2022, we completed the acquisition of three businesses to expand our software offerings in the Public Sector and Healthcare verticals. Total purchase consideration was $107.7 million, including $101.4 million in cash on hand and proceeds from the Company's revolving credit facility, and $6.3 million in contingent consideration.

Our Revenue and Expenses

Revenues

We generate revenue from software and related services revenue, including the sale of subscriptions, recurring services, ongoing support, licenses, and installation and implementation services specific to software. We also generate revenue from volume-based payment processing fees ("discount fees") and POS-related solutions that we provide to our customers directly and through our distribution partners. Volume-based fees represent a percentage of the dollar amount of each credit or debit transaction processed. Revenues are also derived from a variety of fixed transaction or service fees, including authorization fees, convenience fees, statement fees, annual fees and fees for other miscellaneous services, such as handling chargebacks.

Interchange and network fees. Interchange and network fees consist primarily of pass-through fees that make up a portion of discount fee revenue. These include assessment fees payable to card associations, which are a percentage of the processing volume we generate from Visa and Mastercard. These fees are presented net of revenue.

Expenses

Other costs of services. Other costs of services include costs directly attributable to processing and bank sponsorship costs. These also include related costs such as residual payments to our distribution partners, which are based on a percentage of the net revenues (revenue less interchange and network fees) generated from customer referrals. Losses resulting from excessive chargebacks against a customer are included in other cost of services. The cost of equipment sold is also included in cost of services. Other costs of services are recognized at the time the customer's transactions are processed.

Selling, general and administrative. Selling, general and administrative expenses include salaries and other employment costs, professional services, rent and utilities and other operating costs.

Depreciation and amortization. Depreciation expense consists of depreciation on our investments in property, equipment and computer hardware and software. Depreciation expense is recognized on a straight-line basis over the estimated useful life of the asset. Amortization expense for acquired intangible assets and internally developed software is recognized using a proportional cash flow method. Amortization expense for internally developed software is recognized over the estimated useful life of the asset. The useful lives of contract-based intangible assets are equal to the terms of the agreement.

Interest expense, net. Our interest expense consists of interest on our outstanding indebtedness under our 2023 Senior Secured Credit Facility, our Prior Senior Secured Credit Facility and Exchangeable Notes, and amortization of debt discount and issuance costs.

How We Assess Our Business

Software and Services

Our Software and Services segment delivers vertical market software solutions to customers across all of our strategic vertical markets. These solutions often include embedded payments or other recurring services.

Merchant Services

Our Merchant Services segment provides comprehensive payment solutions to businesses and organizations. Our Merchant Services segment includes third-party integrated payment solutions as well as traditional merchant processing services across our strategic vertical markets.

Other

Our Other category includes corporate overhead expenses, when presenting reportable segment information.

For additional information on our segments, see Note 17 to our consolidated financial statements.

Key Performance Indicators

We evaluate our performance through key performance indicators, including:

- annualized recurring revenue ("ARR");
- software and related services as a percentage of total revenue;
- the dollar volume of payments our customers process through us ("payment volume"); and
- processing margin.

ARR is the annualized revenue derived from software-as-a-service ("SaaS") arrangements, transaction-based software-revenue, software maintenance, recurring software-based services, payments revenue and other recurring revenue sources within the quarter. This excludes contracts that are not recurring or are one-time in nature. We focus on ARR because it helps us to assess the health and trajectory of our business. ARR does not have a standardized definition and is therefore unlikely to be comparable to similarly titled measures presented by other companies. It should be reviewed independently of revenue and it is not a forecast. Additionally, ARR does not take into account seasonality. The active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers. ARR for the three months ended September 30, 2023 and 2022 was $312.9 million and $281.2 million, respectively, representing a period-to-period growth rate of 11.3%.

Software and related services revenue includes the sale of subscriptions, recurring services, ongoing support, licenses, and installation and implementation services specific to software. We focus on software and related services revenue as a percentage of total revenue because it is a strategic goal to expand the software services we provide our customers. Software and related services typically result in long-term partnerships with strong recurring revenues. Software and related services revenue as a percentage of total revenue for the years ended September 30, 2023 and 2022 was 50% and 49%.

Our payment volume for the years ended September 30, 2023 and 2022 was $24.4 billion and $22.6 billion, respectively, representing a period-to-period growth rate of 8%. We focus on payment volume because it is a reflection of the scale and economic activity of our customer base and because a significant part of our revenue is derived as a percentage of our customers' dollar volume receipts. Payment volume reflects the addition of new customers and same store payment volume growth of existing customers, partially offset by customer attrition during the period.

Processing margin is equal to revenue less other cost of services plus residuals expense, which is a component of other cost of services. We focus on processing margin because it represents the profitability of the operating segments, exclusive of sales efforts and overhead. Our processing margin for the years ended September 30, 2023 and 2022 was $333.3 million and $282.7 million, respectively.

Results of Operations

Year Ended September 30, 2023 Compared to Year Ended September 30, 2022

The following table presents our historical results of operations for the periods indicated:

(in thousands)	Year ended September 30,		Change	
	2023	2022	Amount	%
Revenue	$ 370,239	$ 317,862	$ 52,377	16.5 %
Operating expenses				
Other costs of services	80,552	73,367	7,185	9.8 %
Selling general and administrative	219,736	193,790	25,946	13.4 %
Depreciation and amortization	36,461	29,424	7,037	23.9 %
Change in fair value of contingent consideration	10,781	23,725	(12,944)	n/m
Total operating expenses	347,530	320,306	27,224	8.5 %
Income (loss) from operations	22,709	(2,444)	25,153	n/m
Other expenses				
Interest expense, net	25,128	14,775	10,353	70.1 %
Other expense	1,436	991	445	n/m
Total other expenses	26,564	15,766	10,798	68.5 %
Loss before income taxes	(3,855)	(18,210)	14,355	(78.8)%
(Benefit from) provision for income taxes	(1,203)	5,007	(6,210)	n/m
Net loss	(2,652)	(23,217)	20,565	(88.6)%
Net loss attributable to non-controlling interest	(1,841)	(6,115)	4,274	(69.9)%
Net loss attributable to i3 Verticals	$ (811)	$ (17,102)	$ 16,291	(95.3)%

n/m = not meaningful

Revenue

Revenue increased $52.4 million, or 16.5%, to $370.2 million for the year ended September 30, 2023 from $317.9 million for the year ended September 30, 2022. This increase was partially driven by revenue from acquisitions completed during the 2023 and 2022 fiscal years of $21.5 million, net of intercompany eliminations, all of which were within Software and Services. In addition to our growth through acquisitions, revenue from existing businesses grew, resulting from growth in software and related services revenues, primarily in our Public Sector vertical, and an increase in payment volume from new and existing customers across the Company.

Revenue within Software and Services increased $39.6 million, or 20.5%, to $233.0 million for the year ended September 30, 2023 from $193.4 million for the year ended September 30, 2022. This increase was principally driven by revenue of $21.5 million from acquisitions completed during 2023 and 2022, and the remaining growth was driven by an increase in software and related services revenue in our Public Sector vertical and an increase in processing revenue in our Education vertical.

Revenue within Merchant Services increased $12.9 million, or 10.3%, to $137.3 million for the year ended September 30, 2023 from $124.5 million for the year ended September 30, 2022. Payment volume from new and existing customers within Merchant Services increased $1.2 billion, or 5.8%, to $21.7 billion for the year ended September 30, 2023 from $20.5 billion for the year ended September 30, 2022.

Other Costs of Services

Other costs of services increased $7.2 million, or 9.8%, to $80.6 million for the year ended September 30, 2023 from $73.4 million for the year ended September 30, 2022. This increase was primarily driven by an increase in other cost of services within the Merchant Services segment, driven by the increase in payment volume.

Other costs of services within Merchant Services increased $4.9 million, or 8.2%, to $64.5 million for the year ended September 30, 2023 from $59.6 million for the year ended September 30, 2022, driven primarily by the growth in payment volume.

Other costs of services within Software and Services increased $2.3 million, or 16.9%, to $16.1 million for the year ended September 30, 2023 from $13.8 million for the year ended September 30, 2022. Acquisitions completed during the 2022 and 2023 fiscal years contributed an incremental $1.1 million, net of intercompany eliminations, to our other cost of services for the year ended September 30, 2023.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $25.9 million, or 13.4%, to $219.7 million for the year ended September 30, 2023 from $193.8 million for the year ended September 30, 2022. This increase was principally driven by a $22.4 million increase in employment expense, primarily resulting from an increase in headcount that resulted from inflationary pressures, acquisitions and an increase in stock compensation expense. The majority of the remaining increase was comprised of increases in technology expense.

Depreciation and Amortization

Depreciation and amortization increased $7.0 million, or 23.9%, to $36.5 million for the year ended September 30, 2023 from $29.4 million for the year ended September 30, 2022. Amortization expense increased $6.2 million to $33.1 million for the year ended September 30, 2023 from $26.9 million for the year ended September 30, 2022 primarily due to greater amortization expense resulting from acquisitions completed during the 2023 and 2022 fiscal years. Depreciation expense increased $0.8 million to $3.4 million for the year ended September 30, 2023 from $2.5 million for the year ended September 30, 2022.

Change in Fair Value of Contingent Consideration

Change in fair value of contingent consideration to be paid in connection with acquisitions was a charge of $10.8 million for the year ended September 30, 2023 due to the performance of some of our acquisitions exceeding our expectations. The change in fair value of contingent consideration for the year ended September 30, 2022 was a charge of $23.7 million.

Interest Expense, net

Interest expense, net, increased $10.4 million, or 70.1%, to $25.1 million for the year ended September 30, 2023 from $14.8 million for the year ended September 30, 2022. The increase reflected a higher average interest rate and a higher average outstanding debt balance for the year ended September 30, 2023, as compared to the year ended September 30, 2022.

Other expense

Other expense was $1.4 million for the year ended September 30, 2023, related to a $2.7 million write down of an internal use software project, offset by $0.9 million relating to adjustments of liabilities under our Tax Receivable Agreement related to the remeasurement of the underlying deferred tax asset for changes in estimated income tax rates and $0.3 million contingent consideration received for an investment that was sold in a prior year. Other expense was $1.0 million for the year ended September 30, 2022, relating to adjustments of liabilities under our Tax Receivable Agreement related to the remeasurement of the underlying deferred tax asset for changes in estimated income tax rates.

(Benefit from) Provision for Income Taxes

The benefit from income taxes was $1.2 million for the year ended September 30, 2023 as compared to $5.0 million for the year ended September 30, 2022. The benefit from deferred income taxes changed to a benefit of $5.9 million for the year ended September 30, 2023 from a provision of $2.6 million for the year ended September 30, 2022, driven by a reduction in valuation allowances. Additionally, the provision for current income tax expense increased to $4.7 million for the year ended September 30, 2023 from $2.4 million for the year ended September 30, 2022, driven by the decrease in the loss before income taxes, limitations on interest expense deduction, and the phase in of deferral of research and development expenses. Our effective tax rate of 31% for the year ended September 30, 2023 differs from the federal statutory rate primarily due to valuation allowance and state tax expense. i3 Verticals, Inc. is subject to federal, state and local income taxes with respect to its allocable share of any taxable income of i3 Verticals, LLC and is taxed at the prevailing corporate tax rates.

Year Ended September 30, 2022 Compared to Year Ended September 30, 2021

For discussion of our results of operations for fiscal 2022 compared to fiscal 2021, refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of our Form 10-K for the fiscal year ended September 30, 2022, filed with the SEC on November 18, 2022.

Seasonality

We have experienced in the past, and may continue to experience, seasonal fluctuations in our revenues as a result of consumer and business spending patterns. Revenues during the first quarter of the calendar year, which is our second fiscal quarter, tend to decrease in comparison to the remaining three quarters of the calendar year on a same store basis. This decrease is due to the relatively higher number and amount of electronic payment transactions related to seasonal retail events, such as holiday and vacation spending in their second, third and fourth quarters of the calendar year. The number of business days in a month or quarter also may affect seasonal fluctuations. Revenue in our Education vertical fluctuates with the school calendar. Revenue for our Education customers is strongest in August, September, October, January and February, at the start of each semester, and generally weakens throughout the semester, with little revenue in the summer months of June and July. Operating expenses show less seasonal fluctuation, with the result that net income is subject to the same seasonal factors as our revenues. The growth in our business may have partially overshadowed seasonal trends to date, and seasonal impacts on our business may be more pronounced in the future.

Liquidity and Capital Resources

We have historically financed our operations and working capital through net cash from operating activities. As of September 30, 2023, we had $3.1 million of cash and cash equivalents and available borrowing capacity of $177.5 million under our 2023 Senior Secured Credit Facility, subject to the financial covenants. We usually minimize cash balances by making payments on our revolving line of credit to minimize borrowings and interest expense. As of September 30, 2023, we had borrowings outstanding of $272.5 million under the 2023 Senior Secured Credit Facility. For additional information about our 2023 Senior Secured Credit Facility, see the section entitled "— 2023 Senior Secured Credit Facility" below.

Our primary cash needs are to fund working capital requirements, invest in our technology infrastructure, fund acquisitions and related contingent consideration, make scheduled principal and interest payments on our outstanding indebtedness and pay tax distributions to members. We consistently have positive cash flow provided by operations and expect that our cash flow from operations, current cash and cash equivalents and available borrowing capacity under the 2023 Senior Secured Credit Facility will be sufficient to fund our operations and planned capital expenditures and to service our debt obligations for at least the next twelve months and foreseeable future. Our growth strategy includes acquisitions. We expect to fund acquisitions through a combination of net cash from operating activities, borrowings under our 2023 Senior Secured Credit Facility and through the issuance of equity and debt securities. As a holding company, we depend on distributions or loans from i3 Verticals, LLC to access funds earned by our operations. The covenants contained in the 2023 Senior Secured Credit Facility may restrict i3 Verticals, LLC's ability to provide funds to i3 Verticals, Inc.

Our liquidity profile reflects our completed offering in February 2020 of an aggregate principal amount of $138.0 million in 1.0% Exchangeable Senior Notes due 2025, with substantially all the proceeds being used to pay down outstanding borrowings under our Prior Senior Secured Credit Facility. During the year ended September 30, 2020, we repurchased $21.0 million in aggregate principal amount of the Exchangeable Notes for an aggregate purchase price of approximately $17.4 million. We recorded a loss on retirement of debt of $2.3 million due to the carrying value exceeding the fair value of the repurchased portion of the Exchangeable Notes at the dates of repurchases. We may elect from time to time to purchase our outstanding debt in open market purchases, privately negotiated transactions or otherwise. Any such debt repurchases will depend upon prevailing market conditions, our liquidity requirements, contractual restrictions, applicable securities law and other factors.

Our 2023 Senior Secured Credit Facility, as amended, requires us to maintain a consolidated interest coverage ratio not less than 3.0 to 1.0 and total leverage ratio not exceeding 5.0 to 1.0. As of September 30, 2023, we were in compliance with these covenants with a consolidated interest coverage ratio and total leverage ratio of 4.39x and 3.77x, respectively. Although we believe our liquidity position remains strong, there can be no assurance that we will be able to raise additional funds, in the form of debt or equity, or to amend our 2023 Senior Secured Credit Facility on terms acceptable to us, if at all, even if we determined such actions were necessary in the future.

Any material adverse change in customer demand and our ability to retain customers, competitive market forces, as well as other factors listed under the heading "Note Regarding Forward-looking Statements," and in our risk factors included herein could affect our ability to continue to fund our liquidity needs from business operations.

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the following comparative periods.

Year Ended September 30, 2023 Compared to Year Ended September 30, 2022

	Year ended September 30,	
	2023	2022
	(in thousands)	
Net cash provided by operating activities	$ 34,503	$ 45,846
Net cash used in investing activities	$ (121,520)	$ (113,045)
Net cash provided by financing activities	$ 75,652	$ 73,033

Cash Flow from Operating Activities

Net cash provided by operating activities decreased $11.3 million to $34.5 million for the year ended September 30, 2023 from $45.8 million for the year ended September 30, 2022. The primary driver of the decrease in cash provided by operating activities was decreases in operating assets and liabilities of $17.4 million, which are impacted by the timing of collections and payments. Offsetting the decreases in operating assets and liabilities, our net loss decreased $20.6 million to a net loss of $2.7 million for the year ended September 30, 2023 from a net loss of $23.2 million for the year ended September 30, 2022; however, $12.9 million of the decrease in net loss was driven by a decrease in changes in the fair value of non-cash contingent consideration, $8.5 million of the decrease in net loss was driven by a decrease in the provision for deferred income taxes to a benefit from deferred income taxes, and $4.3 million of the decrease in net loss was driven by a decrease in amortization of debt discount and issuance costs, all of which decrease the net loss but do not result in cash inflows. These decreases to the net loss were partially offset by increases to the net loss of an increase in depreciation and amortization expense of $7.0 million, an increase in the write down of an intangible asset of $2.7 million and an increase in equity-based compensation expense of $1.6 million, all of which increase the net loss but are not cash expenditures.

Cash Flow from Investing Activities

Net cash used in investing activities increased $8.5 million to $121.5 million for the year ended September 30, 2023 from $113.0 million for the year ended September 30, 2022. The largest driver of cash used in investing activities for the years ended September 30, 2023 and 2022 was cash used in acquisitions, net of cash acquired. For the year ended September 30, 2023, we used $102.0 million of cash for acquisitions, net of cash acquired compared to $100.7 million for the year ended September 30, 2022. Additionally, expenditures for purchases of merchant portfolios and residual buyouts increased $2.1 million, expenditures for capitalized software increased by $2.0 million and expenditures for property and equipment increased by $1.9 million for the year ended September 30, 2023 compared to the year ended September 30, 2022.

Cash Flow from Financing Activities

Net cash provided by financing activities increased $2.6 million to $75.7 million for the year ended September 30, 2023 from $73.0 million for the year ended September 30, 2022. The increase in net cash provided by financing activities was primarily the result of an increase in proceeds from the revolving credit facility of $29.3 million and a decrease in cash paid for contingent consideration up to our original estimates of $18.5 million, partially offset by an increase in payments on the revolving credit facility of $26.4 million and a decrease in proceeds from issuance of Class A common stock, net of underwriting discounts and offering costs of $17.7 million for the year ended September 30, 2023 compared to the year ended September 30, 2022.

Year Ended September 30, 2022 Compared to Year Ended September 30, 2021

For a discussion of the cash flows for the year ended September 30, 2022 compared to the year ended September 30, 2021, refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" in our Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the Securities and Exchange Commission on November 18, 2022.

2023 Senior Secured Credit Facility

On May 8, 2023, i3 Verticals, LLC (the "Borrower"), entered into that certain Credit Agreement (the "2023 Senior Secured Credit Facility") with the guarantors and lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent ("JPMorgan"). The 2023 Senior Secured Credit Facility replaces the Prior Senior Secured Credit Facility (as defined below). The 2023 Senior Secured Credit Facility provides for aggregate commitments of $450 million in the form of a senior secured revolving credit facility (the "Revolver").

The 2023 Senior Secured Credit Facility provides that the Borrower has the right to seek additional commitments to provide additional term loan facilities or additional revolving credit commitments in an aggregate principal amount up to, as of any date of determination, the sum of (i) the greater of $100 million and 100% of the Borrower's consolidated EBITDA (as defined in the 2023 Senior Secured Credit Facility) for the most recently completed four quarter period, plus (ii) the amount of certain prepayments of certain indebtedness, so long as, among other things, after giving pro forma effect to the incurrence of such additional borrowings and any related transactions, the Borrower's consolidated interest coverage ratio (as defined in the 2023 Senior Secured Credit Facility) would not be less than 3.0 to 1.0 and the Borrower's consolidated total net leverage ratio (as defined in the 2023 Senior Secured Credit Facility) would not exceed 5.0 to 1.0. As of September 30, 2023, the Borrower's consolidated interest coverage ratio was 4.39x and total leverage ratio was 3.77x.

The provision of any such additional amounts under the additional term loan facilities or additional revolving credit commitments are subject to certain additional conditions and the receipt of certain additional commitments by existing or additional lenders. The lenders under the 2023 Senior Secured Credit Facility are not under any obligation to provide any such additional term loan facilities or revolving credit commitments.

The proceeds of the Revolver, together with proceeds from any additional amounts under the additional term loan facilities or additional revolving credit commitments, may only be used by the Borrower to (i) finance working capital, capital expenditures and other lawful corporate purposes, (ii) finance permitted acquisitions (as defined in the 2023 Senior Secured Credit Facility) and (iii) to refinance certain existing indebtedness.

Borrowings under the Revolver will be made, at the Borrower's option, at the Adjusted Term SOFR rate or the base rate, plus, in each case, an applicable margin.

The Adjusted Term SOFR rate will be the rate of interest per annum equal to the Term SOFR rate (based upon an interest period of one, three or six months), plus 0.10%, plus an applicable margin of 2.00% to 3.00% (3.00% at September 30, 2023). The Adjusted Term SOFR rate shall not be less than 0% in any event.

The base rate is a fluctuating rate of interest per annum equal to the highest of (a) the greater of the federal funds rate or the overnight bank funding rate, plus ½ of 1%, (b) Wall Street Journal prime rate and (c) the Adjusted Term SOFR rate for an interest period of one month, plus 1%, plus an applicable margin of 1.00% to 2.00% (2.00%% at September 30, 2023). The base rate shall not be less than 1% in any event.

The applicable margin is based upon the Borrower's consolidated total net leverage ratio (as defined in the 2023 Senior Secured Credit Facility), as reflected in the schedule below:

Consolidated Total Net Leverage Ratio	Commitment Fee	Letter of Credit Fee	Term Benchmark Loans	Base Rate Loans
> 3.0 to 1.0	0.30 %	3.00 %	3.00 %	2.00 %
> 2.5 to 1.0 but < 3.0 to 1.0	0.25 %	2.50 %	2.50 %	1.50 %
> 2.0 to 1.0 but < 2.5 to 1.0	0.20 %	2.25 %	2.25 %	1.25 %
< 2.0 to 1.0	0.15 %	2.00 %	2.00 %	1.00 %

In addition to paying interest on outstanding principal under the Revolver, the Borrower will be required to pay a commitment fee equal to the product of between 0.15% and 0.30% (the applicable percentage depending on the Borrower's consolidated total net leverage ratio as reflected in the schedule above, 0.30% at September 30, 2023) times the actual daily amount by which $450 million exceeds the total amount outstanding under the Revolver and available to be drawn under all outstanding letters of credit.

The Borrower will be permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the 2023 Senior Secured Credit Facility, whether such amounts are issued under the Revolver or under the additional term loan facilities or additional revolving credit facilities, at any time without premium or penalty.

In addition, if the total amount borrowed under the Revolver exceeds $450 million at any time, the 2023 Senior Secured Credit Facility requires the Borrower to prepay such excess outstanding amounts.

All obligations under the 2023 Senior Secured Credit Facility are unconditionally guaranteed by the Company, and each of the Company's existing and future direct and indirect material, wholly owned domestic subsidiaries, subject to certain exceptions. The obligations are secured by first-priority security interests in substantially all tangible and intangible assets of the Borrower, the Company and each subsidiary guarantor, in each case whether owned on the date of the initial borrowings or thereafter acquired.

The 2023 Senior Secured Credit Facility places certain restrictions on the ability of the Borrower, the Company and their subsidiaries to, among other things, incur debt and liens; merge, consolidate or liquidate; dispose of assets; enter into hedging arrangements; make certain restricted payments; undertake transactions with affiliates; enter into sale-leaseback transactions; make certain investments; prepay or modify the terms of certain indebtedness; and modify the terms of certain organizational agreements.

The 2023 Senior Secured Credit Facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, certain events with respect to employee benefit plans, invalidity of loan documents and certain changes in control.

As of September 30, 2023, we were in compliance with these covenants, with a consolidated interest coverage ratio and total leverage ratio of 4.39x and 3.77x, respectively.

Exchangeable Notes

On February 18, 2020, i3 Verticals, LLC issued $138.0 million aggregate principal amount of its 1.0% Exchangeable Senior Notes due February 15, 2025. The Exchangeable Notes bear interest at a fixed rate of 1.0% per year, payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2020. The Exchangeable Notes are exchangeable on the terms set forth in the Indenture into cash, shares of Class A common stock, or a combination thereof, at i3 Verticals, LLC's election. The Exchangeable Notes mature on February 15, 2025, unless earlier exchanged, redeemed or repurchased. We received approximately $132.8 million in net proceeds from the sale of the Exchangeable Notes, as determined by deducting estimated offering expenses paid to third-parties from the aggregate principal amount. i3 Verticals, LLC used a portion of the net proceeds of the Exchangeable Notes offering to pay down outstanding borrowings under the Prior Senior Secured Credit Facility in connection with the effectiveness of the operative provisions of the Amendment and to pay the cost of the note hedge transactions. During the year ended September 30, 2020, we repurchased $21.0 million in aggregate principal amount of the Exchangeable Notes for an aggregate purchase price of approximately $17.4 million. As of September 30, 2023, $117.0 million of the original aggregate principal amount of $138.0 million was outstanding.

At-the-Market Program

On August 20, 2021, we, together with i3 Verticals, LLC, entered into an at-the-market offering sales agreement with Raymond James & Associates, Inc., Morgan Stanley & Co. LLC and BTIG, LLC (each a "Sales Agent"), under which we may issue and sell, from time to time and through the Sales Agents, shares of our Class A common stock having an aggregate offering price of up to $125 million (the "ATM Program"). During the quarter and year ended September 30, 2023, we did not sell any Class A common stock under the ATM Program. As of September 30, 2023, we had a remaining capacity to sell up to $107.1 million of our Class A common stock under the ATM Program.

Material Cash Requirements

The following table summarizes our material cash requirements as of September 30, 2023 related to contracts, leases and borrowings:

		Payments Due by Period			
Material Cash Requirements	**Total**	**Less than 1 year**	**1 to 3 years**	**3 to 5 years**	**More than 5 years**
(in thousands)					
Processing minimums[1]	$ 5,070	$ 4,582	$ 488	$ —	$ —
Facility leases[2]	16,562	5,055	7,893	2,352	1,262
2023 Senior Secured Credit Facility and related interest[3]	386,399	23,913	47,990	314,496	—
Exchangeable Notes and related interest[4]	118,609	1,170	117,439	—	—
Contingent consideration[5]	8,239	6,825	1,414	—	—
Total	$ 534,879	$ 41,545	$ 175,224	$ 316,848	$ 1,262

_____

1. We have non-exclusive agreements with several processors to provide us services related to transaction processing and transmittal, transaction authorization and data capture, and access to various reporting tools. Certain of these agreements require us to submit a minimum monthly number of transactions for processing. If we submit a number of transactions that is lower than the minimum, we are required to pay to the processor the fees it would have received if we had submitted the required minimum number of transactions.
2. In addition to the facility leases presented, we have $52 thousand in short-term leases. These payments will be made within the next twelve months.
3. We estimated interest payments through the maturity of our 2023 Senior Secured Credit Facility by applying the interest rate of 8.85% in effect on the outstanding balance as of September 30, 2023, plus the unused fee rate of 0.30% in effect as of September 30, 2023.
4. We calculated interest payments through the maturity of our Exchangeable Notes by applying the coupon interest rate of 1.00% on the outstanding principal balance as of September 30, 2023 of $117.0 million.
5. In connection with certain of our acquisitions, we may be obligated to pay the seller of the acquired entity certain amounts of contingent consideration as set forth in the relevant purchasing documents, whereby additional consideration may be due upon the achievement of certain specified financial performance targets. i3 Verticals, Inc. accounts for the fair values of such contingent payments in accordance with the Level 3 financial instrument fair value hierarchy at the close of each subsequent reporting period. The acquisition-date fair value of contingent consideration is valued using a Monte Carlo simulation. i3 Verticals, Inc. subsequently reassesses such fair value based on probability estimates with respect to the acquired entity's likelihood of achieving the respective financial performance targets.

Potential payments under the Tax Receivable Agreement are not reflected in this table. See "—Tax Receivable Agreement" below.

Tax Receivable Agreement

We are a party to a Tax Receivable Agreement with i3 Verticals, LLC and each of the Continuing Equity Owners, as described in Note 11 of our consolidated financial statements. As a result of the Tax Receivable Agreement, we have been required to establish a liability in our consolidated financial statements. That liability, which will increase upon the redemptions or exchanges of Common Units for our Class A common stock, generally represents 85% of the estimated future tax benefits, if any, relating to the increase in tax basis associated with the Common Units we received as a result of the Reorganization Transactions and other redemptions or exchanges by holders of Common Units. If this election is made, the accelerated payment will be based on the present value of 100% of the estimated future tax benefits and, as a result, the associated liability reported on our consolidated financial statements may be increased. We expect that the payments required under the Tax Receivable Agreement will be substantial. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of Common Units, the price of our Class A common stock at the time of the redemption or exchange, whether such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable as well as the portion of our payments under the Tax Receivable Agreement constituting imputed interest. We intend to fund the payment of the amounts due under the Tax Receivable Agreement out of the cash savings that we actually realize in respect of the attributes to which Tax Receivable Agreement relates.

As of September 30, 2023, the total amount due under the Tax Receivable Agreement was $40.1 million, and payments to the Continuing Equity Owners related to exchanges through September 30, 2023 will range from approximately $0 to $3.2 million per year and are expected to be paid over the next 24 years. The amounts recorded as of September 30, 2023, approximate the current estimate of expected tax savings and are subject to change after the filing of the Company's U.S. federal and state income tax returns. Future payments under the Tax Receivable Agreement with respect to subsequent exchanges would be in addition to these amounts.

Critical Accounting Estimates

The preparation of consolidated financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") and the Company's discussion and analysis of its financial condition and operating results requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Note 2, "Summary of Significant Accounting Policies" in the notes to the accompanying consolidated financial statements in Part II, Item 8 of this Form 10-K describe the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements. Estimates include, but are not limited to, the value of purchase consideration paid and identifiable assets acquired and assumed in acquisitions, goodwill and intangible asset impairment review, determination of performance obligations for revenue recognition, loss reserves, assumptions used in the calculation of equity-based compensation and in the calculation of income taxes, and certain tax assets and liabilities as well as the related valuation allowances.

Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Below is a summary of our critical accounting estimates for which the nature of management's assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and for which the impact of the estimates and assumptions on financial condition or operating performance is material.

Contingent Consideration in Acquisitions

On occasion, we may have acquisitions that include contingent consideration. Accounting for business combinations requires us to estimate the fair value of any contingent purchase consideration at the acquisition date. Where relevant, the fair value of material contingent consideration included in an acquisition is calculated using a Monte Carlo simulation.

The contingent consideration is revalued each period until it is settled. Management reviews the historical and projected performance of each acquisition with contingent consideration and uses an income probability method to revalue the contingent consideration. The revaluation requires management to make certain assumptions and represent management's best estimate at the valuation date. The probabilities are determined based on a management review of the expected likelihood of triggering events that would cause a change in the contingent consideration paid. For example, if management's forecasted performance for an acquisition increased, we would have anticipated a higher probability of contingent consideration being paid on the acquisition and would have recorded additional losses from the change in fair value of contingent consideration. Conversely, if management's forecasted performance for an acquisition decreased, we would have anticipated a higher probability of contingent consideration being paid on the acquisition and would have recorded a gain from change in fair value of contingent consideration. As of September 30, 2023, the fair value of contingent consideration recorded is $8.2 million, with maximum contingent consideration payout of $18.9 million dependent upon achievement of specified financial performance targets, as defined in the purchase agreements.

Goodwill

We test goodwill for impairment using a fair value approach at least annually, absent some triggering event that would require an interim impairment assessment. Absent any impairment indicators, we perform our goodwill impairment testing as of July 1 each year.

In our goodwill impairment review, we use significant estimates and assumptions that include the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. Our assessment of qualitative factors involves significant judgments about expected future business performance and general market conditions. In a quantitative assessment, the fair value of each reporting unit is determined based on a combination of techniques, including the present value of future cash flows, applicable multiples of competitors and multiples from sales of like businesses, and requires management to make estimates and assumptions regarding discount rates, growth rates and our future long-term business plans. Changes in any of these estimates or assumptions could materially affect the determination of fair value and the associated goodwill impairment charge for each reporting unit. For example, if management's forecasted earnings decreased for a reporting unit, we may have recorded an impairment loss for that reporting unit.

Related Parties

Transactions involving related parties cannot be presumed to be carried out at an arm's length basis, as the requisite conditions of competitive, free-dealing markets may not exist. A description of related-party transactions is provided in Note 16 in the accompanying consolidated financial statements.

Recently Issued Accounting Pronouncements

Refer to Note 2, "Summary of Significant Accounting Policies" in the notes to the accompanying consolidated financial statements for further discussion.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of September 30, 2023, the 2023 Senior Secured Credit Facility, as amended, consisted of a $450 million revolving credit facility, together with an option to increase the revolving credit facility and/or obtain incremental term loans in an additional principal amount of up, as of any date of determination, the greater of $100 million and 100% of consolidated EBITDA (as defined in the 2023 Senior Secured Credit Facility) for the most recently completed four quarter period (subject to the receipt of additional commitments for any such incremental loan amounts).

As of September 30, 2023, the 2023 Senior Secured Credit Facility accrued interest at Term SOFR (based upon an interest period of one, three or six months), plus 0.10%, plus an applicable margin of 2.00% to 3.00% (3.00% at September 30, 2023), or the base rate (defined as the highest of (a) the greater of the federal funds rate or the overnight bank funding rate, plus ½ of 1%, (b) Wall Street Journal prime rate and (c) the Adjusted Term SOFR rate for an interest period of one month, plus 1%), plus an applicable margin of 1.00% to 2.00% (2.00% at September 30, 2023), in each case depending upon the consolidated total leverage ratio, as defined in the agreement. Interest is payable at the end of the selected interest period, but no less frequently than quarterly. Additionally, the 2023 Senior Secured Credit Facility requires us to pay unused commitment fees of 0.15% to 0.30% (0.30% as of September 30, 2023) on any undrawn amounts under the revolving credit facility and letter of credit fees of up to 3.00% on the maximum amount available to be drawn under each letter of credit issued under the agreement. The 2023 Senior Secured Credit Facility requires maintenance of certain financial ratios on a quarterly basis as follows: (i) a minimum consolidated interest coverage ratio of 3.0 to 1.0 (ii) a maximum total leverage ratio of 5.0 to 1.0.

As of September 30, 2023, we were in compliance with these covenants, and there was $177.5 million available for borrowing under the revolving credit facility, subject to the financial covenants.

As of September 30, 2023, we had borrowings outstanding of $272.5 million outstanding under the 2023 Senior Secured Credit Facility. A 1.0% increase or decrease in the interest rate applicable to such borrowing (which was the Term SOFR rate) would have had a $2.7 million dollar impact on the results of the business.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are also exposed to foreign currency exchange rate risks. Because our international operations are not material to our consolidated results of operations, a 10% change in foreign currency exchange rates would not have had a material impact on our consolidated results of operations, financial position, or cash flows for the twelve months ended September 30, 2023.

Item 8.   Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of i3 Verticals, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of i3 Verticals, Inc., and subsidiaries (the "Company") as of September 30, 2023 and 2022, the related consolidated statements of operations, changes in equity, and cash flows, for each of the three years in the period ended September 30, 2023, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 22, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

2023 Business Combinations - Purchase of Celtic Cross Holdings, Inc. and Celtic Systems Pvt. Ltd. -- Refer to Note 4 to the Financial Statements

Critical Audit Matter Description

The Company completed the acquisition of Celtic Cross Holdings, Inc. and Celtic Systems Pvt. Ltd. (collectively "Celtic"), for $85 million in cash consideration during the year ended September 30, 2023. The Company allocated the purchase price between tangible and intangible assets acquired and liabilities assumed based on estimated fair values, with any residual of the purchase price recorded as goodwill. The provisional fair values assigned to the customer relationships and capitalized software were $33.8 million and $12.6 million, respectively. Management estimated the fair value of the customer relationships using the Income Approach and estimated the fair value of the capitalized software using the Relief from Royalty Method.

We identified the fair values of the customer relationships and capitalized software acquired as a critical audit matter because of the significant judgments, estimates and assumptions made by management to estimate their fair values. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of the estimates used to develop the fair values of these intangible assets.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing the key valuation assumptions and business assumptions used to estimate the fair values of the acquired customer relationships and capitalized software included the following, among others:

- We tested the operating effectiveness of controls over management's purchase price allocation, including those over the determination of the fair values of the customer relationships and capitalized software.

- We evaluated the reasonableness of key business assumptions used in the valuation models by comparing these assumptions to historical results, current-year results, certain peer companies' results, and industry data.

- With the assistance of our fair value specialists, we evaluated the valuation methodologies, the reasonableness of key valuation assumptions, and tested the mathematical accuracy of the calculations.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
November 22, 2023

We have served as the Company's auditor since 2020.

i3 Verticals, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

		September 30,		
		2023		2022
Assets				
Current assets				
Cash and cash equivalents	$	3,112	$	3,490
Accounts receivable, net		65,110		53,334
Settlement assets		4,873		7,540
Prepaid expenses and other current assets		12,449		19,445
Total current assets		85,544		83,809
Property and equipment, net		12,308		5,670
Restricted cash		4,415		12,735
Capitalized software, net		62,577		52,341
Goodwill		409,563		353,639
Intangible assets, net		226,952		195,919
Deferred tax asset		52,514		43,458
Operating lease right-of-use assets		13,922		17,678
Other assets		13,698		5,063
Total assets	$	881,493	$	770,312
Liabilities and equity				
Liabilities				
Current liabilities				
Accounts payable	$	11,064	$	9,342
Accrued expenses and other current liabilities		37,740		57,833
Settlement obligations		4,873		7,540
Deferred revenue		35,275		31,975
Current portion of operating lease liabilities		4,509		4,568
Total current liabilities		93,461		111,258
Long-term debt, less current portion and debt issuance costs, net		385,081		287,020
Long-term tax receivable agreement obligations		40,079		40,812
Operating lease liabilities, less current portion		10,433		13,994
Other long-term liabilities		24,143		9,540
Total liabilities		553,197		462,624
Commitments and contingencies (see Note 15)				
Stockholders' equity				
Preferred stock, par value $0.0001 per share, 10,000,000 shares authorized; 0 shares issued and outstanding as of September 30, 2023 and 2022		—		—
Class A common stock, par value $0.0001 per share, 150,000,000 shares authorized; 23,253,272 and 22,986,448 shares issued and outstanding as of September 30, 2023 and 2022, respectively		2		2
Class B common stock, par value $0.0001 per share, 40,000,000 shares authorized; 10,093,394 and 10,118,142 shares issued and outstanding as of September 30, 2023 and 2022, respectively		1		1
Additional paid-in-capital		249,688		241,958
Accumulated deficit		(12,944)		(23,582)
Total stockholders' equity		236,747		218,379
Non-controlling interest		91,549		89,309
Total equity		328,296		307,688
Total liabilities and equity	$	881,493	$	770,312

See Notes to the Consolidated Financial Statements

i3 Verticals, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year ended September 30,		
	2023	2022	2021
Revenue	$ 370,239	$ 317,862	$ 224,124
Operating expenses			
Other costs of services	80,552	73,367	57,706
Selling general and administrative	219,736	193,790	134,872
Depreciation and amortization	36,461	29,424	24,418
Change in fair value of contingent consideration	10,781	23,725	7,140
Total operating expenses	347,530	320,306	224,136
Income (loss) from operations	22,709	(2,444)	(12)
Other expenses			
Interest expense, net	25,128	14,775	9,799
Other expense (income)	1,436	991	(2,595)
Total other expenses	26,564	15,766	7,204
Loss before income taxes	(3,855)	(18,210)	(7,216)
(Benefit from) provision for income taxes	(1,203)	5,007	623
Net loss	(2,652)	(23,217)	(7,839)
Net loss attributable to non-controlling interest	(1,841)	(6,115)	(3,382)
Net loss attributable to i3 Verticals, Inc.	$ (811)	$ (17,102)	$ (4,457)
Net loss per share attributable to Class A common stockholders:			
Basic	$ (0.04)	$ (0.77)	$ (0.21)
Diluted	$ (0.07)	$ (0.77)	$ (0.22)
Weighted average shares of Class A common stock outstanding:			
Basic	23,137,586	22,249,656	20,994,598
Diluted	33,246,833	22,249,656	31,714,191

See Notes to the Consolidated Financial Statements

i3 Verticals, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands, except share amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Non-Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount				
Balance at September 30, 2020	18,864,143	$ 2	11,900,621	$ 1	$ 157,598	$ (2,023)	$ 84,590	$ 240,168
Equity-based compensation	—	—	—	—	20,860	—	—	20,860
Net loss	—	—	—	—	—	(4,457)	(3,382)	(7,839)
Redemption of common units in i3 Verticals, LLC	1,671,479	—	(1,671,479)	—	11,714	—	(11,714)	—
Establishment of liabilities under a tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis	—	—	—	—	269	—	—	269
Exercise of equity-based awards	287,562	—	—	—	888	—	—	888
Allocation of equity to non-controlling interests	—	—	—	—	(15,337)	—	15,337	—
Issuance of Class A common stock under the 2020 Inducement Plan	1,202,914	—	—	—	35,245	—	—	35,245
Balance at September 30, 2021	22,026,098	$ 2	10,229,142	$ 1	$ 211,237	$ (6,480)	$ 84,831	$ 289,591
Equity-based compensation	—	—	—	—	26,230	—	—	26,230
Net loss	—	—	—	—	—	(17,102)	(6,115)	(23,217)
Redemption of common units in i3 Verticals, LLC	111,000	—	(111,000)	—	918	—	(918)	—
Sale of Class A common stock, net	722,000	—	—	—	17,869	—	—	17,869
Capitalization of public offering costs	—	—	—	—	(440)	—	—	(440)
Establishment of liabilities under a tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis	—	—	—	—	(2,554)	—	—	(2,554)
Exercise of equity-based awards	127,350	—	—	—	209	—	—	209
Allocation of equity to non-controlling interests	—	—	—	—	(11,511)	—	11,511	—
Balance at September 30, 2022	22,986,448	$ 2	10,118,142	$ 1	$ 241,958	$ (23,582)	$ 89,309	$ 307,688

See Notes to the Consolidated Financial Statements

i3 Verticals, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands, except share amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Non-Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount				
Balance at September 30, 2022	22,986,448	$ 2	10,118,142	$ 1	$ 241,958	$ (23,582)	$ 89,309	$ 307,688
Adoption of ASU 2020-06	—	—	—	—	(23,382)	11,449	—	(11,933)
Equity-based compensation	—	—	—	—	27,878	—	—	27,878
Net loss	—	—	—	—	—	(811)	(1,841)	(2,652)
Redemption of common units in i3 Verticals, LLC	24,748	—	(24,748)	—	224	—	(224)	—
Establishment of liabilities under a tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis	—	—	—	—	6,407	—	—	6,407
Exercise of equity-based awards	159,906	—	—	—	(1,092)	—	—	(1,092)
Allocation of equity to non-controlling interests	—	—	—	—	(4,305)	—	4,305	—
Issuance of Class A common stock under the 2020 Inducement Plan	82,170	—	—	—	2,000	—	—	2,000
Balance at September 30, 2023	23,253,272	$ 2	10,093,394	$ 1	$ 249,688	$ (12,944)	$ 91,549	$ 328,296

See Notes to the Consolidated Financial Statements

i3 Verticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net loss	$ (2,652)	$ (23,217)	$ (7,839)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	36,461	29,424	24,418
Equity-based compensation	27,878	26,230	20,860
Amortization of debt discount and issuance costs	1,514	5,795	5,450
Net gain on sale of investments	(295)	—	(2,100)
Write down of intangible asset	2,660	—	—
(Benefit from) Provision for deferred income taxes	(5,935)	2,588	(287)
Non-cash lease expense	4,683	4,922	3,204
Other non-cash adjustments to net income	1,546	1,131	555
Increase in non-cash contingent consideration expense from original estimate	10,781	23,725	7,140
Changes in operating assets:			
Accounts receivable	(7,657)	(15,771)	(10,938)
Prepaid expenses and other current assets	1,530	(3,629)	(1,564)
Other assets	(1,865)	(1,197)	(4,054)
Changes in operating liabilities:			
Accounts payable	1,674	1,537	3,883
Accrued expenses and other current liabilities	318	9,812	5,749
Acquisition escrow obligations	(8,319)	3,218	4,704
Settlement obligations	(2,667)	2,087	(2,241)
Deferred revenue	(1,319)	2,041	5,150
Operating lease liabilities	(4,530)	(4,753)	(3,139)
Other long-term liabilities	—	(25)	(782)
Contingent consideration paid in excess of original estimates	(19,303)	(18,072)	(3,636)
Net cash provided by operating activities	34,503	45,846	44,533
Cash flows from investing activities:			
Expenditures for property and equipment	(4,204)	(2,268)	(1,938)
Expenditures for capitalized software	(12,171)	(10,167)	(6,159)
Purchases of merchant portfolios and residual buyouts	(2,191)	(52)	(1,819)
Acquisitions of businesses, net of cash acquired	(101,998)	(100,715)	(142,486)
Payments for other investing activities	(1,251)	(443)	(104)
Proceeds from investments	295	600	3,200
Net cash used in investing activities	(121,520)	(113,045)	(149,306)

See Notes to the Consolidated Financial Statements

i3 Verticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)

	Year ended September 30,		
	2023	2022	2021
Cash flows from financing activities:			
Proceeds from revolving credit facility	365,022	335,720	302,816
Payments on revolving credit facility	(281,534)	(255,100)	(198,421)
Payments of debt issuance costs	(694)	—	—
Proceeds from issuance of Class A common stock, net of underwriting discounts and offering costs	—	17,692	—
Payments of equity issuance costs	—	—	(253)
Cash paid for contingent consideration	(6,832)	(25,330)	(2,886)
Proceeds from stock option exercises	180	694	1,578
Payments for employee's tax withholdings from net settled stock option exercises	(490)	(643)	(731)
Net cash provided by financing activities	75,652	73,033	102,103
Net (decrease) increase in cash, cash equivalents, and restricted cash	(11,365)	5,834	(2,670)
Cash, cash equivalents, and restricted cash at beginning of period	23,765	17,931	20,601
Cash, cash equivalents, and restricted cash at end of period	$ 12,400	$ 23,765	$ 17,931
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 21,476	$ 8,985	$ 4,428
Cash paid for income taxes	$ 3,236	$ 1,079	$ 287

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to that shown in the Consolidated Statements of Cash Flows:

	Year ended September 30,		
	2023	2022	2021
Beginning balance			
Cash and cash equivalents	$ 3,490	$ 3,641	$ 15,568
Settlement assets	7,540	4,768	—
Restricted cash	12,735	9,522	5,033
Total cash, cash equivalents, and restricted cash	$ 23,765	$ 17,931	$ 20,601
Ending balance			
Cash and cash equivalents	$ 3,112	$ 3,490	$ 3,641
Settlement assets	4,873	7,540	4,768
Restricted cash	4,415	12,735	9,522
Total cash, cash equivalents, and restricted cash	$ 12,400	$ 23,765	$ 17,931

See Notes to the Consolidated Financial Statements

(in thousands, except unit, share and per share amounts)

1. ORGANIZATION AND OPERATIONS

i3 Verticals, Inc. (the “Company”) was formed as a Delaware corporation on January 17, 2018. The Company was formed for the purpose of completing an initial public offering (“IPO”) of its Class A common stock and other related transactions in order to carry on the business of i3 Verticals, LLC and its subsidiaries. i3 Verticals, LLC was founded in 2012 and delivers seamlessly integrated software and payment solutions to customers in strategic vertical markets. The Company’s headquarters are in located Nashville, Tennessee, with operations throughout the United States. Unless the context otherwise requires, references to “we,” “us,” “our,” “i3 Verticals” and the “Company” refer to i3 Verticals, Inc. and its subsidiaries, including i3 Verticals, LLC.

In connection with the IPO, the Company completed certain reorganization transactions, which among other things, resulted in i3 Verticals, Inc. being the sole managing member of i3 Verticals, LLC (the "Reorganization Transactions").

Following the completion of the IPO and Reorganization Transactions, the Company is a holding company and the principal asset that it owns are the common units in i3 Verticals, LLC. i3 Verticals, Inc. operates and controls all of i3 Verticals, LLC's operations and, through i3 Verticals, LLC and its subsidiaries, conducts i3 Verticals, LLC's business. i3 Verticals, Inc. has a majority economic interest in i3 Verticals, LLC. As the sole managing member of i3 Verticals, LLC, i3 Verticals, Inc. consolidates the financial results of i3 Verticals, LLC and reports a non-controlling interest representing the Common Units of i3 Verticals, LLC held by other owners other (the “Continuing Equity Owners”).

i3 Verticals, Inc. is the sole managing member of i3 Verticals, LLC and as a result, consolidates the financial results of i3 Verticals, LLC and reports a non-controlling interest representing the Common Units of i3 Verticals, LLC held by the Continuing Equity Owners.

As the Reorganization Transactions are considered transactions between entities under common control, the financial statements retroactively reflect the accounts of i3 Verticals, LLC for periods prior to the IPO and Reorganization Transactions.

The Continuing Equity Owners who own Common Units in i3 Verticals, LLC may redeem at each of their options (subject in certain circumstances to time-based vesting requirements) their Common Units for, at the election of i3 Verticals, LLC, cash or newly-issued shares of the Company's Class A common stock.

As of September 30, 2023, i3 Verticals, Inc. owned 69.7% of the economic interest in i3 Verticals, LLC. As of September 30, 2023, the Continuing Equity Owners owned Common Units in i3 Verticals, LLC representing approximately 30.3% of the economic interest in i3 Verticals, LLC, shares of Class A common stock in the Company representing approximately 0.7% of the economic interest and voting power in the Company, and shares of Class B common stock in i3 Verticals, Inc., representing approximately 30.3% of the voting power in the Company. Combining the Class A common stock and Class B common stock, the Continuing Equity Holders hold approximately 31.0% of the economic interest and voting power in i3 Verticals, Inc.

At-the-Market Program

On August 20, 2021, the Company, together with i3 Verticals, LLC, entered into an at-the-market offering sales agreement with Raymond James & Associates, Inc., Morgan Stanley & Co. LLC and BTIG, LLC (each a “Sales Agent”), under which the Company may issue and sell, from time to time and through the Sales Agents, shares of the Company's Class A common stock having an aggregate offering price of up to $125,000 (the “ATM Program”). During the quarter and year ended September 30, 2023, the Company did not sell any Class A common stock under the ATM Program. During the quarter and year ended September 30, 2022, the Company sold 722,000 shares of Class A common stock, raising $17,869 in net proceeds under the ATM Program. The aggregate compensation paid by the Company to the Sales Agents with respect to such sales was $440. As of September 30, 2023, the Company had remaining capacity to sell up to $107,131 of our Class A common stock

(in thousands, except unit, share and per share amounts)

under the ATM Program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the reporting and disclosure rules and regulations of the Securities and Exchange Commission ("SEC").

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation within the consolidated statements of cash flows.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary companies. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash on hand, checking accounts, and savings accounts to be cash and cash equivalents. At times, the balance in these accounts may exceed federal insured limits. Cash equivalents are defined as financial instruments readily transferable into cash with an original maturity less than 90 days.

Restricted Cash

Restricted cash represents funds held in escrow related to acquisitions or held-on-deposit with processing banks pursuant to agreements to cover potential merchant losses. It is presented as long-term assets on the accompanying consolidated balance sheets since the related agreements extend beyond the next twelve months. Following the adoption of Accounting Standards Update ("ASU") 2016-18, *Statement of Cash Flows: Restricted Cash* (Topic 230), the Company includes restricted cash along with the cash and cash equivalents balance for presentation in the consolidated statements of cash flows.

Accounts Receivable and Credit Policies

Accounts receivable consist primarily of uncollateralized credit card processing residual payments due from processing banks requiring payment within thirty days following the end of each month. Accounts receivable also include amounts due from the sales of the Company's technology solutions to its customers. The carrying amount of accounts receivable is reduced by an allowance for doubtful accounts, if necessary, which reflects management's best estimate of the amounts that will not be collected. The allowance is estimated based on management's knowledge of its customers, historical loss experience and existing economic conditions. Accounts receivable and the allowance are written-off when, in management's opinion, all collection efforts have been exhausted. The Company's allowance for doubtful accounts was $743 and $590 as of September 30, 2023 and 2022, respectively; however, actual write-offs may exceed estimated amounts.

Settlement Assets and Obligations

Settlement assets and obligations result when funds are temporarily held or owed by the Company on behalf of merchants, consumers, schools, and other institutions. Timing differences, interchange expenses, merchant reserves and exceptional items cause differences between the amount received from the card networks and the amount funded to counterparties. These balances arising in the settlement process are reflected as settlement assets and obligations on the accompanying consolidated balance sheets. With the exception of merchant reserves, settlement assets or settlement obligations are generally collected and paid within one to four days. Settlement assets and settlement obligations were $4,873 as of September 30, 2023 and $7540 as of September 30, 2022.

(in thousands, except unit, share and per share amounts)

Inventories

Inventories consist of point-of-sale equipment to be sold to customers and are stated at the lower of cost, determined on a weighted average or specific basis, or net realizable value. Inventories were $4,138 and $4,121 at September 30, 2023 and 2022, respectively, and are included within prepaid expenses and other current assets on the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost or, if acquired through a business combination or an asset acquisition, fair value at the date of acquisition. Depreciation and amortization are provided over the assets' estimated useful lives (or, if obtained in connection with a business acquisition, over their estimated remaining useful lives) using the straight-line method, except for leasehold improvements, which are depreciated over the shorter of the estimated useful lives of the assets or the lease term.

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals or betterments are capitalized. Management reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company recognizes impairment when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value of the asset. There were no impairment charges during the years ended September 30, 2023, 2022 and 2021.

Capitalized Software

Development costs for software to be sold or leased to customers are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to customers. Software development costs are amortized using the greater of the straight-line method or the usage method over its estimated useful life, which is generally estimated to be three years.

Additionally, development costs for software to be used internally is capitalized under similar guidance as discussed above. Once the software product is in the application development stage, costs are required to be capitalized. Costs incurred during the preliminary product phase or post implementation stage are expensed as incurred. Overhead, general and administrative, and training costs are not capitalized.

Software development costs may become impaired in situations where development efforts are abandoned due to the viability of a planned project becoming doubtful or due to technological obsolescence of a planned software product. Management evaluates the remaining useful lives and carrying values of capitalized software at least annually or when events and circumstances warrant such a review, to determine whether significant events or changes in circumstances indicate that impairment in value may have occurred. To the extent estimated net realizable values, which are estimated to equal future undiscounted cash flows, exceed the carrying value, no impairment is necessary. If estimated net realizable values are less than the carrying values, an impairment charge is recorded. During the year ended September 30, 2023, the Company recorded a loss on impairment of $2,660 related to an internal use software project. Impairment charges during the years ended September 30, 2022 and 2021 were nominal.

Identifiable software technology intangible assets resulting from acquisitions are amortized using the straight-line method over periods not exceeding their remaining estimated useful lives. GAAP requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment. Acquisition technology intangibles' net book values are included in capitalized software, net in the accompanying consolidated balance sheets.

(in thousands, except unit, share and per share amounts)

Notes Receivable

Notes receivable consist of loans made to unrelated entities. Notes receivable were $199 and $5,125 at September 30, 2023 and 2022, respectively, and are included within prepaid expenses and other current assets and other assets on the accompanying consolidated balance sheets.

Acquisitions

Business acquisitions have been recorded using the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of acquisition. Where relevant, the fair value of contingent consideration included in an acquisition is calculated using a Monte Carlo simulation. The fair value of customer relationships and non-compete assets acquired is identified using the Income Approach. The fair values of trade names and internally-developed software acquired are identified using the Relief from Royalty Method. After the purchase price has been allocated, goodwill is recorded to the extent the total consideration paid for the acquisition, including the acquisition date fair value of contingent consideration, if any, exceeds the sum of the fair values of the separately identifiable acquired assets and assumed liabilities. Acquisition costs for business combinations are expensed when incurred and recorded in selling general and administrative expenses in the accompanying consolidated statements of operations.

Acquisitions not meeting the accounting criteria to be accounted for as a business combination are accounted for as an asset acquisition. An asset acquisition is recorded at its purchase price, inclusive of acquisition costs, which is allocated among the acquired assets and assumed liabilities based upon their relative fair values at the date of acquisition.

The operating results of an acquisition are included in the consolidated statements of operations from the date of such acquisition. Acquisitions completed during the year ended September 30, 2023 contributed $18,365 and $3,350 of revenue and net income, respectively, to the results in the Company's consolidated statements of operations for the year then ended.

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other, the Company tests goodwill for impairment for each reporting unit on an annual basis in the fourth quarter, or when events or circumstances indicate the fair value of a reporting unit is below its carrying value.

The Company’s goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in business combinations. The goodwill generated from the business combinations is primarily related to the value placed on the employee workforce and expected synergies. Judgment is involved in determining if an indicator or change in circumstances relating to impairment has occurred. Such changes may include, among others, a significant decline in expected future cash flows, a significant adverse change in the business climate, and unforeseen competition.

The Company has the option of performing a qualitative assessment of impairment to determine whether any further quantitative testing for impairment is necessary. The option of whether or not to perform a qualitative assessment is made annually and may vary by reporting unit. Factors the Company considers in the qualitative assessment include general macroeconomic conditions, industry and market conditions, cost factors, overall financial performance of the Company’s reporting units, events or changes affecting the composition or carrying amount of the net assets of its reporting units, sustained decrease in its share price, and other relevant entity specific events. If the Company determines not to perform the qualitative assessment or if it determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying value, then the Company performs a quantitative test for that reporting unit. The fair value of each reporting unit is compared to the reporting unit’s carrying value, including goodwill. If the fair value of a reporting unit is less than

(in thousands, except unit, share and per share amounts)

its carrying value, the Company recognizes an impairment equal to the excess carrying value, not to exceed the total amount of goodwill allocated to that reporting unit.

For a discussion of the estimation methodology, the qualitative factors considered when performing a qualitative assessment and the significance of various inputs, please see the subheading below titled “Use of Estimates.”

The Company has determined that it has five reporting units as of the date of the most recent annual goodwill impairment test. For each of the years ended September 30, 2023, 2022 and 2021 the Company performed a quantitative assessment for each of its reporting units. The Company determined that none of the reporting units were impaired.

Intangible Assets

Intangible assets include acquired customer relationships, residual buyouts, referral agreements, trademarks, trade names, website development costs and non-compete agreements. Customer relationships represent the fair value of customer relationships purchased by the Company. Residual buyouts represent the right to not have to pay a residual to an independent sales agent related to certain future transactions with the agent’s referred merchants. Referral agreements represent the right to exclusively obtain referrals from a partner for their customers' credit card processing services.

The Company amortizes definite lived identifiable intangible assets using a method that reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise utilized. The estimated useful lives of the Company’s customer-related intangible assets approximate the expected distribution of cash flows, whether straight-line or accelerated, generated from each asset. The useful lives of contract-based intangible assets are equal to the terms of the agreement.

Management evaluates the remaining useful lives and carrying values of long-lived assets, including definite lived intangible assets, at least annually, or when events and circumstances warrant such a review, to determine whether significant events or changes in circumstances indicate that a change in the useful life or impairment in value may have occurred. There were no impairment charges during the years ended September 30, 2023, 2022 and 2021.

Income Taxes

i3 Verticals, Inc. is taxed as a corporation and pays corporate federal, state and local taxes on income allocated to it from i3 Verticals, LLC based on i3 Verticals, Inc.'s economic interest in i3 Verticals, LLC. i3 Verticals, LLC's members, including the Company, are liable for federal, state and local income taxes based on their share of i3 Verticals, LLC's pass-through taxable income. i3 Verticals, LLC is not a taxable entity for federal income tax purposes, but is subject to and reports entity level tax in both Tennessee and Texas. In addition, certain subsidiaries of i3 Verticals, LLC are corporations that are subject to state and federal income taxes.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the consolidated financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

Under GAAP, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company reports a liability for unrecognized tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as part of income tax expense. See additional discussion in Note 11.

(in thousands, except unit, share and per share amounts)

Valuation of Contingent Consideration

On occasion, the Company may have acquisitions which include contingent consideration. Accounting for business combinations requires the Company to estimate the fair value of any contingent purchase consideration at the acquisition date. For a discussion of the estimate methodology and the significance of various inputs, please see the subheading below titled “Use of Estimates.” Changes in estimates regarding the fair value contingent purchase consideration are reflected as adjustments to the related liability and recognized within operating expenses in the consolidated statements of operations. Short and long-term contingent liabilities are presented within accrued expenses and other current liabilities and other long-term liabilities on the Company's consolidated balance sheets, respectively.

Classification of Financial Instruments

The Company classifies certain financial instruments issued as either equity or as liabilities. Determination of classification is based upon the underlying properties of the instrument. See specific discussion regarding the nature of instruments issued, the presentation on the consolidated financial statements and the related valuation method applied in Notes 10, 13, and 14.

Revenue Recognition and Deferred Revenue

Revenue is recognized as each performance obligation is satisfied, in accordance with ASC 606, *Revenue from Contracts with Customers* (“ASC 606”). The Company accrues for rights of refund, processing errors or penalties, or other related allowances based on historical experience. The Company utilized the portfolio approach practical expedient within ASC 606-10-10-4 *Revenue from Contracts with Customers—Objectives* and the significant financing component practical expedient within ASC 606-10-32-18 *Revenue from Contracts with Customers—The Existence of a Significant Financing Component in the Contract* in performing the analysis.

The Company's revenue for the years ended September 30, 2023, 2022 and 2021 is derived from the following sources:

- Software and related services — Includes sales of software as a service, transaction-based fees, ongoing software maintenance and support, software licenses and other professional services related to our software offerings
- Payments — Includes volume-based payment processing fees (“discount fees”), gateway fees and other related fixed transaction or service fees
- Other — Includes sales of equipment, non-software related professional services and other revenues

Revenues from sales of the Company’s software are recognized when the related performance obligations are satisfied. Sales of software licenses are categorized into one of two categories of intellectual property in accordance with ASC 606, functional or symbolic. The key distinction is whether the license represents a right to use (functional) or a right to access (symbolic) intellectual property. The Company generates sales of one-time software licenses, which is functional intellectual property. Revenue from functional intellectual property is recognized at a point in time, when delivered to the customer. The Company also offers access to its software under software-as-a-service (“SaaS”) arrangements, which represent services arrangements. Revenue from SaaS arrangements is recognized over time, over the term of the agreement.

Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed or a specified per transaction amount, depending on the card type. The Company frequently enters into agreements with customers under which the customer engages the Company to provide both payment authorization services and transaction settlement services for all of the cardholder transactions of the customer, regardless of which issuing bank and card network to which the transaction relates. The Company's core performance obligations are to stand ready to provide continuous access to the Company's payment authorization services and transaction settlement services in order to be able to process as many transactions as its customers require on a daily basis over the contract term. These services are stand ready obligations, as the timing and quantity of transactions to be processed is not determinable. Under a stand-ready obligation, the Company's performance obligation is defined by each time increment rather than by the underlying activities satisfied over time based on days elapsed. Because the service of standing ready is substantially the same each day and has the same pattern of transfer to the customer, the Company has determined that its stand-ready performance obligation comprises a series of distinct days of service. Discount fees are recognized each day based on the volume or transaction count at the time the merchants' transactions are processed.

The Company follows the requirements of ASC 606-10-55 *Revenue from Contracts with Customers— Principal versus Agent Considerations*, which states that the determination of whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on the facts and circumstances of the arrangement. The determination of gross versus net recognition of revenue requires judgment that depends on whether the Company controls the good or service before it is transferred to the merchant or whether the Company is acting as an agent of a third party. The assessment is provided separately for each performance obligation identified. Under its agreements, the Company incurs interchange and network pass-through charges from the third-party card issuers and card networks, respectively, related to the provision of payment authorization services. The Company has determined that it is acting as an agent with respect to these payment authorization services, based on the following factors: (1) the Company has no discretion over which card issuing bank will be used to process a transaction and is unable to direct the activity of the merchant to another card issuing bank, and (2) interchange and card network rates are pre-established by the card issuers or card networks, and the Company has no latitude in determining these fees. Therefore, revenue allocated to the payment authorization performance obligation is presented net of interchange and card network fees paid to the card issuing banks and card networks, respectively, for the years ended September 30, 2023, 2022 and 2021.

With regards to the Company's discount fees, generally, where the Company has control over merchant pricing, merchant portability, credit risk and ultimate responsibility for the merchant relationship, revenues are reported at the time of sale equal to the full amount of the discount charged to the merchant, less interchange and network fees. Revenues generated from merchant portfolios where the Company does not have control over merchant pricing, liability for merchant losses or credit risk or rights of portability are reported net of interchange and network fees as well as third-party processing costs directly attributable to processing and bank sponsorship costs.

Revenues are also derived from a variety of transaction fees, which are charged for accessing our payment and software solutions, and fees for other miscellaneous services. Revenues derived from such fees are recognized in the time the transactions occur and when there are no further performance obligations. Revenue from the sale of equipment, is recognized upon transfer of ownership to the customer, after which there are no further performance obligations.

Arrangements may contain multiple performance obligations, such as payment authorization services, transaction settlement services, hardware, software products, maintenance, and professional installation and training services. Revenues are allocated to each performance obligation based on the standalone selling price of each good or service. The selling price for a deliverable is based on standalone selling price, if available, the adjusted market assessment approach, estimated cost plus margin approach, or residual approach. The Company establishes estimated selling price, based on the judgment of the Company's management, considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and

(in thousands, except unit, share and per share amounts)

the product life cycle. In arrangements with multiple performance obligations, the Company determines allocation of the transaction price at inception of the arrangement and uses the standalone selling prices for the majority of the Company's revenue recognition.

Revenues from sales of the Company's combined hardware and software element are recognized when each performance obligation has been satisfied which has been determined to be upon the delivery of the product. Revenues derived from service fees are recognized at the time the services are performed and there are no further performance obligations. The Company's professional services, including training, installation, and repair services are recognized as revenue as these services are performed.

The tables below present a disaggregation of the Company's revenue from contracts with customers by product by segment. Refer to Note 17 for discussion of the Company's segments. The Company's products are defined as follows:

- Software and related services — Includes sales of SaaS, transaction-based fees, ongoing software maintenance and support, software licenses, and other professional services related to our software offerings.
- Payments — Includes discount fees, gateway fees and other related fixed transaction or service fees.
- Other — Includes sales of equipment, non-software related professional services and other revenues.

	For the year ended September 30, 2023			
	Software and Services	Merchant Services	Other	Total
Software and related services revenue	170,895	13,177	(41)	184,031
Payments revenue	$ 51,834	$ 115,049	$ (29)	$ 166,854
Other revenue	10,238	9,116	—	19,354
Total revenue	$ 232,967	$ 137,342	$ (70)	$ 370,239

	For the year ended September 30, 2022			
	Software and Services	Merchant Services	Other	Total
Software and related services revenue	142,202	12,641	(35)	154,808
Payments revenue	$ 40,951	$ 103,509	$ (8)	$ 144,452
Other revenue	10,249	8,331	22	18,602
Total revenue	$ 193,402	$ 124,481	$ (21)	$ 317,862

	For the year ended September 30, 2021			
	Software and Services	Merchant Services	Other	Total
Software and related services revenue	75,736	11,872	(18)	87,590
Payments revenue	$ 29,451	$ 92,325	$ (2,095)	$ 119,681
Other revenue	9,246	7,673	(66)	16,853
Total revenue	$ 114,433	$ 111,870	$ (2,179)	$ 224,124

The tables below present disaggregation of the Company's revenue from contracts with customers by timing of transfer of goods or services by segment. For the year ended September 30, 2021, $25,843 was included in revenue earned at a point in time related to professional services or other stand ready contract revenue for fixed

(in thousands, except unit, share and per share amounts)

service fee arrangements. These types of revenue are included in revenue earned over time for the years ended September 30, 2023 and 2022. The Company's revenue included in each category are defined as follows:

- Revenue earned over time — Includes discount fees, gateway fees, sales of SaaS, ongoing support or other stand-ready obligations and professional services; and
- Revenue earned at a point in time — Includes point in time service fees that are not stand-ready obligations, software licenses sold as functional intellectual property and other equipment.

	For the year ended September 30, 2023			
	Software and Services	Merchant Services	Other	Total
Revenue earned over time	$ 215,071	$ 115,982	$ (41)	$ 331,012
Revenue earned at a point in time	17,896	21,360	(29)	39,227
Total revenue	$ 232,967	$ 137,342	$ (70)	$ 370,239

	For the year ended September 30, 2022			
	Software and Services	Merchant Services	Other	Total
Revenue earned over time	$ 173,368	$ 100,488	$ (36)	$ 273,820
Revenue earned at a point in time	20,034	23,993	15	44,042
Total revenue	$ 193,402	$ 124,481	$ (21)	$ 317,862

	For the year ended September 30, 2021			
	Software and Services	Merchant Services	Other	Total
Revenue earned over time	$ 76,367	$ 83,203	$ (2,003)	$ 157,567
Revenue earned at a point in time	38,066	28,667	(176)	66,557
Total revenue	$ 114,433	$ 111,870	$ (2,179)	$ 224,124

Contract Assets

The Company bills for certain software and related services sales and fixed fee professional services upon pre-determined milestones in the contracts. Therefore, the Company may have contract assets other than trade accounts receivable for performance obligations that are partially completed, which would typically represent consulting services provided before a milestone is completed in a contract. Additionally, contract assets also include software licenses sold as a right to use license but paid for under a subscription model. Under this structure, the license revenue is recognized upfront while a portion of the revenue is unbilled. Unbilled amounts associated with these services are presented as accounts receivable as the Company has an unconditional right to payment for services performed.

As of September 30, 2023 and September 30, 2022, the Company’s contract assets from contracts with customers was $15,131 and $9,716, respectively

Contract Liabilities

Deferred revenue represents amounts billed to customers by the Company for services contracts. Payment is typically collected at the start of the contract term. The initial prepaid contract agreement balance is deferred. The balance is then recognized as the services are provided over the contract term. Deferred revenue that is expected to be recognized as revenue within one year is recorded as short-term deferred revenue and the remaining portion is recorded as other long-term liabilities in the consolidated balance sheets. The terms for most of the

(in thousands, except unit, share and per share amounts)

Company's contracts with a deferred revenue component are one year. Substantially all of the Company's deferred revenue is anticipated to be recognized within the next year.

The following table presents the changes in deferred revenue as of and for the year ended September 30, 2023:

Balance at September 30, 2021	$	30,024
Deferral of revenue		31,926
Recognition of unearned revenue		(29,861)
Balance at September 30, 2022	$	32,089
Deferral of revenue		35,330
Recognition of unearned revenue		(31,975)
Balance at September 30, 2023	$	35,444

Costs to Obtain and Fulfill a Contract

The Company capitalizes incremental costs to obtain new contracts and contract renewals and amortizes these costs on a straight-line basis as an expense over the benefit period, which is generally the contract term, unless a commensurate payment is not expected at renewal. As of September 30, 2023, the Company had $4,966 of capitalized contract costs, compared to $4,185 of capitalized contract costs as of September 30, 2022. The contract costs relate to commissions paid to employees and agents as well as other incentives given to customers to obtain new sales, included within “Other assets" on the consolidated balance sheets. The Company recorded commissions expense related to these costs for the years ended September 30, 2023, 2022 and 2021 of $792, $707 and $533 respectively.

The Company expenses sales commissions as incurred for the Company's sales commission plans that are paid on recurring monthly revenues, portfolios of existing customers, or have a substantive stay requirement prior to payment.

Other Cost of Services

Other costs of services include third-party processing costs directly attributable to processing and bank sponsorship costs, which may not be based on a percentage of volume. These costs also include related costs such as residual payments to sales groups, which are based on a percentage of the net revenues generated from merchant referrals. In certain merchant processing bank relationships the Company is liable for chargebacks against a merchant equal to the volume of the transaction. Losses resulting from chargebacks against a merchant are included in other cost of services on the accompanying condensed consolidated statement of operations. The Company evaluates its risk for such transactions and estimates its potential loss from chargebacks based primarily on historical experience and other relevant factors. The reserve for merchant losses is included within accrued expenses and other current liabilities on the accompanying condensed consolidated balance sheets. The cost of equipment and software sold is also included in other cost of services. Other costs of services are recognized at the time the associated revenue is earned.

The Company accounts for all governmental taxes associated with revenue transactions on a net basis.

Selling, General and Administrative

Selling general and administrative expenses include all personnel costs such as salaries, benefits, bonuses, stock based compensation and commissions, as well as marketing and advertising costs, contractor services, legal and other professional services fees, software and technological services, rental expenses and other general expenses.

(in thousands, except unit, share and per share amounts)

Advertising and promotion costs are expensed as incurred. Advertising expense was $3966, $4028 and $2,623 for the years ended September 30, 2023, 2022 and 2021, respectively, and is included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Equity-based Compensation

The Company accounts for grants of equity awards to employees in accordance with ASC 718, Compensation—Stock Compensation. This standard requires compensation expense to be measured based on the estimated fair value of the share-based awards on the date of grant and recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period.

Equity-based compensation was $27878, $26,230 and $20,860 for the years ended September 30, 2023, 2022 and 2021, respectively.

Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the value of purchase consideration paid and identifiable assets acquired and assumed in acquisitions, goodwill and intangible asset impairment review, determination of performance obligations for revenue recognition, loss reserves, assumptions used in the calculation of equity-based compensation and in the calculation of income taxes, and certain tax assets and liabilities as well as the related valuation allowances. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)—Accounting For Convertible Instruments and Contracts in an Entity's Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. ASU 2020-06 also simplifies the diluted net income per share calculation in certain areas. The amendments in ASU 2020-06 are effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Effective October 1, 2022, the adoption of ASU 2020-06 resulted in an increase in long-term debt, less current portion and debt issuance costs, net of $11,933, a decrease in additional paid-in-capital of $23,382 and a decrease in accumulated deficit of $11,449. The adoption of ASU 2020-06 had no impact on net income.

3. CREDIT RISK AND OTHER CONCENTRATIONS

The Company places its cash with high credit quality financial institutions which provide Federal Deposit Insurance Corporation insurance. The Company performs periodic evaluations of the relative credit standing of these institutions and does not expect any losses related to such concentrations.

The Company’s revenues are earned by processing transactions for merchant businesses and other institutions under contract with the Company. The Company utilizes the funds settlement services of primarily six processing banks, from which most accounts receivable are remitted monthly.

(in thousands, except unit, share and per share amounts)

No single customer accounted for more than 10% of the Company's revenue during the years ended September 30, 2023, 2022 and 2021. The Company believes that the loss of any single customer would not have a material adverse effect on the Company's financial condition or results of operations.

The Company uses third party payment processors, three of which facilitate more than 10% of our processing revenues for the years ended September 30, 2023, 2022, and 2021.

4. ACQUISITIONS

During the years ended September 30, 2023, 2022 and 2021 the Company acquired the following intangible assets and businesses:

Residual Buyouts

From time to time, the Company acquires future commission streams from sales agents in exchange for an upfront cash payment. This results in an increase in overall gross processing volume to the Company. The residual buyouts are treated as asset acquisitions, resulting in recording a residual buyout intangible asset at cost on the date of acquisition. These assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are expected to be utilized over their estimated useful lives.

During the years ended September 30, 2023, 2022 and 2021, the Company purchased $8,051, $52 and $1,819, respectively, in residual buyouts using a combination of cash on hand, loan forgiveness and borrowings on the Company's revolving credit facility. The acquired residual buyout intangible assets weighted average estimated amortization period of eight years.

Referral Agreements

From time to time, the Company enters into referral agreements with agent banks or other organizations (“referral partner”). Under these agreements, the referral partner refers its customers to the Company for credit card processing services. Total consideration paid for these agreements in the year ended September 30, 2023, was $420, all of which was settled with cash on hand. Because the Company pays an up-front fee to compensate the referral partner, the amount is treated as an asset acquisition in which the Company has acquired an intangible stream of referrals. This asset is amortized over a straight-line period of five years.

2023 Business Combinations

Purchase of Celtic Cross Holdings, Inc. and Celtic Systems Pvt. Ltd.

During the year ended September 30, 2023, the Company completed the acquisition of Celtic Cross Holdings, Inc., in Scottsdale, Arizona and Celtic Systems Pvt. Ltd. in Vadodara, India (collectively "Celtic") to expand the Company’s software offerings in the Public Sector vertical. Celtic is within the Software and Services segment. Total purchase consideration consisted of $85,000 in cash consideration, funded by proceeds from the Company's revolving credit facility.

The goodwill associated with the Celtic acquisition is deductible for tax purposes. The acquired customer relationships intangible assets has an estimated amortization period of eighteen years. The trade name and non-compete agreements associated with the acquisition have amortization periods of five and three years, respectively. The weighted-average amortization period for all intangibles acquired is eighteen years. The acquired capitalized software has a weighted-average amortization period of ten years.

Acquisition-related costs for this acquisition amounted to approximately $1,741 and were expensed as incurred.

(in thousands, except unit, share and per share amounts)

Summary of Celtic Cross Holdings, Inc. and Celtic Systems Pvt. Ltd.

The fair values assigned to certain assets and liabilities assumed, as of the acquisition date, were as follows:

Accounts receivable	$ 7,660
Prepaid expenses and other current assets	103
Property and equipment	5,437
Capitalized software	12,600
Customer relationships	33,800
Non-compete agreements	200
Trade name	600
Goodwill	43,695
Total assets acquired	104,095
Accounts payable	9
Accrued expenses and other current liabilities	3,182
Deferred revenue, current	2,741
Other long-term liabilities	13,162
Net assets acquired	$ 85,001

Other Business Combinations during the year ended September 30, 2023

The Company completed the acquisition of two other businesses to expand the Company's software offerings. The total purchase consideration was $19,757, including $16,997 in cash consideration, funded by proceeds from the Company's revolving credit facility, $2,000 of the Company's Class A Common Stock, and $760 contingent consideration.

In connection with these acquisitions, the Company allocated approximately $159 of the consideration to net working capital, approximately $374 to property and equipment, approximately $670 to capitalized software, approximately $8,400 to customer relationships, approximately $100 to trade names, and the remainder, approximately $12,229, to goodwill, of which $2,864 is deductible for tax purposes, and approximately $2,178 to other long-term liabilities. Certain of the purchase price allocations assigned for these acquisitions is considered preliminary as of September 30, 2023. The acquired capital software and customer relationships intangible assets have estimated amortization periods of seven to eight years and ten to fifteen years, respectively.

Acquisition-related costs for these businesses amounted to approximately $317 and were expensed as incurred.

Pro Forma Results of Operations for 2023 Business Combinations

The following unaudited supplemental pro forma results of operations have been prepared as though each of the acquired businesses in the year ended September 30, 2023 had occurred on October 1, 2021. Pro forma adjustments were made to reflect the impact of depreciation and amortization, changes to executive compensation and the revised debt load, all in accordance with ASC 805. This supplemental pro forma

(in thousands, except unit, share and per share amounts)

information does not purport to be indicative of the results of operations that would have been attained had the acquisitions been made on these dates, or of results of operations that may occur in the future.

	Year ended September 30,	
	2023	2022
Revenue	$ 371,613	$ 340,051
Net loss	$ (2,696)	$ (22,565)

2022 Business Combinations

During the year ended September 30, 2022, the Company completed the acquisitions of three businesses to expand the Company's software offerings in the Public Sector and Healthcare vertical markets.

Total purchase consideration was $107,681, including $101,400 in cash consideration, funded by proceeds from the Company's revolving credit facility, and $6,281 of contingent consideration.

The goodwill associated with two of the three acquisitions is deductible for tax purposes. The acquired customer relationships intangible assets have estimated amortization periods of between ten and nineteen years. The trade names have estimated weighted-average amortization periods of four years. The weighted-average amortization period for all intangibles acquired is fifteen years. The acquired capitalized software have amortization periods of seven years.

Acquisition-related costs for these businesses amounted to approximately $773 and were expensed as incurred.

Certain provisions in the purchase agreements provide for additional consideration of up to $23,000, in the aggregate, to be paid based upon the achievement of specified financial performance targets, as defined in the purchase agreements, through no later than September 2024. The Company determined the acquisition date fair values of the liabilities for the contingent consideration based on probability forecasts and discounted cash flow analyses. In each subsequent reporting period, the Company will reassess its current estimates of performance relative to the targets and adjust the contingent liabilities to their fair values through earnings. See additional disclosures in Note 13.

(in thousands, except unit, share and per share amounts)

Summary of* 2022 *Business Combinations

The fair values assigned to certain assets and liabilities assumed, as of the acquisition dates, during the year ended September 30, 2022 were as follows:

Accounts receivable	$ 651
Settlement assets	685
Prepaid expenses and other current assets	83
Property and equipment	190
Capitalized software	9,790
Acquired customer relationships	41,090
Trade name	1,550
Goodwill	61,347
Operating lease right-of-use assets	263
Other assets	22
Total assets acquired	115,671
Accrued expenses and other current liabilities	287
Settlement obligations	685
Deferred revenue, current	30
Current portion of operating lease liabilities	82
Operating lease liabilities, less current portion	181
Other long-term liabilities	6,725
Net assets acquired	$ 107,681

2021 Business Combinations

During the year ended September 30, 2021, the Company completed the acquisitions of eight unrelated businesses, including Business Information Systems, Inc., ImageSoft Inc., and six other collectively material businesses.

Purchase of Business Information Systems, Inc.

On February 1, 2021, the Company completed the acquisition of substantially all of the assets of Business Information Systems, GP, a Tennessee general partnership and Business Information Systems, Inc., a Tennessee corporation (collectively “BIS”) to expand its software offerings, primarily in the Public Sector vertical. BIS is within the Software and Services segment. Total purchase consideration was $95,495, including $52,500 in cash on hand and proceeds from the Company's revolving credit facility, 1,202,914 shares of the Company's Class A Common Stock (valued at $35,245), and $7,750 in contingent consideration.

The goodwill associated with the acquisition is deductible for tax purposes. The acquired customer relationships intangible asset has an estimated amortization period of nineteen years. The non-compete agreement and trade name have estimated amortization periods of three and five years, respectively. The weighted-average estimated amortization period of all intangibles acquired is nineteen years. The acquired capitalized software has an estimated amortization period of ten years.

Acquisition-related costs for BIS amounted to approximately $374 and were expensed as incurred.

Certain provisions in the purchase agreement provide for additional consideration of up to $16,000 in the aggregate, to be paid based upon achievement of specified financial performance targets, as defined in the

(in thousands, except unit, share and per share amounts)

purchase agreement, in the 24 months from February 1, 2021 through January 31, 2023. The Company determined the acquisition date fair value of the liability for the contingent consideration based on a probability forecast and discounted cash flow analysis. In each subsequent reporting period, the Company will reassess the current estimates of performance relative to the targets and adjust the contingent liability to its fair value through earnings. See additional disclosures in Note 13.

Purchase of ImageSoft, Inc.

On November 17, 2020, the Company completed the acquisition of substantially all of the assets of ImageSoft, Inc. ("ImageSoft") to expand its software offerings, primarily in the Public Sector vertical. ImageSoft, is within the Software and Services segment. Total purchase consideration was $46,300, including $40,000 in cash consideration, funded by proceeds from the Company's revolving credit facility, and $6,300 in contingent consideration.

The goodwill associated with the acquisition is deductible for tax purposes. The acquired customer relationships intangible asset has an estimated amortization period of twenty years. The non-compete agreement and trade name have estimated amortization periods of three and five years, respectively. The weighted-average estimated amortization period of all intangibles acquired is nineteen years. The acquired capitalized software has an estimated amortization period of seven years.

Acquisition-related costs for ImageSoft amounted to approximately $403 and were expensed as incurred.

Certain provisions in the purchase agreement provide for additional consideration of up to $20,000 in the aggregate, to be paid based upon achievement of specified financial performance targets, as defined in the purchase agreement, in the 24 months from May 1, 2021 through April 30, 2023. The Company determined the acquisition date fair value of the liability for the contingent consideration based on a probability forecast and discounted cash flow analysis. In each subsequent reporting period, the Company will reassess the current estimates of performance relative to the targets and adjust the contingent liability to its fair value through earnings. See additional disclosures in Note 13.

Other Business Combinations

From October 1, 2020 to September 30, 2021, the Company completed the acquisitions of six other businesses to expand the Company's software offerings in the Public Sector and Healthcare vertical markets and to add proprietary technology that will augment the Company's existing platform across several verticals. Five of these businesses are within the Software and Services segment and one is within the Merchant Services segment. Total purchase consideration was $65,527, including $57,000 in cash consideration, funded by proceeds from the Company's revolving credit facility, and $8,527 of contingent consideration.

For each of these businesses acquired, the goodwill associated with the acquisition is deductible for tax purposes. The acquired customer relationships intangible assets have estimated amortization periods of between ten and twenty-five years. The non-compete agreement and trade names have weighted average estimated amortization periods of four years. The weighted-average amortization period for all intangibles acquired is sixteen years. The acquired capitalized software has a weighted-average amortization period of seven years.

Acquisition-related costs for these businesses amounted to approximately $1,110 and were expensed as incurred.

Certain provisions in the purchase agreements provide for additional consideration of up to $50,200, in the aggregate, to be paid based upon the achievement of specified financial performance targets, as defined in the purchase agreements, through no later than June 2023. The Company determined the acquisition date fair values of the liabilities for the contingent consideration based on probability forecasts and discounted cash flow analyses. In each subsequent reporting period, the Company will reassess its current estimates of performance relative to

(in thousands, except unit, share and per share amounts)

the targets and adjust the contingent liabilities to their fair values through earnings. See additional disclosures in Note 13.

Summary of 2021 Business Combinations

The fair values assigned to certain assets and liabilities assumed, as of the acquisition dates, during the year ended September 30, 2021 were as follows:

	BIS	ImageSoft, Inc.	Other	Total
Accounts receivable	$ 1,567	$ 4,997	$ 3,141	$ 9,705
Settlement assets	6,889	120	—	7,009
Inventories	458	—	161	619
Prepaid expenses and other current assets	10	2,897	2,043	4,950
Property and equipment	206	433	312	951
Capitalized software	15,200	5,200	4,100	24,500
Acquired customer relationships	32,300	16,300	24,040	72,640
Non-compete agreements	100	610	390	1,100
Trade name	700	1,100	840	2,640
Goodwill	46,660	22,408	35,955	105,023
Operating lease right-of-use assets	—	332	484	816
Other assets	—	6	32	38
Total assets acquired	104,090	54,403	71,498	229,991
Accrued expenses and other current liabilities	138	910	1	1,049
Settlement obligations	6,889	120	—	7,009
Deferred revenue, current	1,568	6,748	5,498	13,814
Current portion of operating lease liabilities	—	75	221	296
Operating lease liabilities, less current portion	—	250	251	501
Net assets acquired	$ 95,495	$ 46,300	$ 65,527	$ 207,322

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of the Company's prepaid expenses and other current assets as of September 30, 2023 and 2022 is as follows:

	2023	2022
Inventory	$ 4,138	$ 4,121
Prepaid licenses	3,115	5,743
Prepaid insurance	697	736
Notes receivable — current portion	4	4,930
Other current assets	4,495	3,915
Prepaid expenses and other current assets	$ 12,449	$ 19,445

(in thousands, except unit, share and per share amounts)

6. PROPERTY AND EQUIPMENT, NET

A summary of the Company's property and equipment as of September 30, 2023 and 2022 is as follows:

	Estimated Useful Life	2023	2022
Buildings	20 years	4,711	—
Computer equipment and software[1]	2 to 7 years	4,980	3,040
Furniture and fixtures	2 to 7 years	2,522	2,159
Terminals	2 to 3 years	1,035	813
Office equipment	2 to 5 years	1,643	1,289
Automobiles	3 years	526	477
Leasehold improvements	2 to 7 years	3,638	2,945
Accumulated depreciation		(6,747)	(5,053)
Property and equipment, net		$ 12,308	$ 5,670

1. Includes computer software of $299 and $129 as of September 30, 2023 and 2022, respectively.

Depreciation expense for the years ended September 30, 2023, 2022 and 2021 amounted to $3,377, $2,545 and $2,312, respectively.

7. CAPITALIZED SOFTWARE, NET

A summary of the Company's capitalized software as of September 30, 2023 and 2022 is as follows:

	Estimated Useful Life	2023	2022
Software development costs	3 to 7 years	$ 81,141	$ 60,013
Development in progress		8,634	9,265
Accumulated amortization		(27,198)	(16,937)
Capitalized software, net		$ 62,577	$ 52,341

The Company capitalized software development costs (including acquisitions) totaling $25,441 and $19,957 during the years ended September 30, 2023 and 2022, respectively. Amortization expense for capitalized software development costs amounted to $12,545, $8,987 and $6,276 during the years ended September 30, 2023, 2022 and 2021, respectively. During the year ended September 30, 2023, the Company wrote down $2,660 related to an internal use software project. There were no amounts written down to net realizable value during the years ended September 30, 2022 and 2021, respectively.

(in thousands, except unit, share and per share amounts)

8. GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying amount of goodwill are as follows:

	Software and Services	Merchant Services	Other	Total
Balance at September 30, 2021 (net of accumulated impairment losses of $11,458, $0 and $0, respectively)	$ 173,157	$ 119,086	$ —	$ 292,243
Goodwill attributable to preliminary purchase price adjustments and acquisition activity during the year ended September 30, 2022	61,396	—	—	61,396
Balance at September 30, 2022	234,553	119,086	—	353,639
Goodwill attributable to preliminary purchase price adjustments and acquisition activity during the year ended September 30, 2023	53,060	2,864	—	55,924
Balance at September 30, 2023	$ 287,613	$ 121,950	$ —	$ 409,563

Intangible assets consisted of the following as of September 30, 2023:

	Cost	Accumulated Amortization	Carrying Value	Amortization Life and Method
Finite-lived intangible assets:				
Customer relationships	$ 310,501	$ (98,182)	$ 212,319	9 to 25 years – accelerated or straight-line
Non-compete agreements	1,300	(1,059)	241	3 to 6 years – straight-line
Website and brand development costs	44	(37)	7	3 to 4 years – straight-line
Trade names	6,531	(3,690)	2,841	3 to 7 years – straight-line
Residual buyouts	14,220	(3,111)	11,109	8 years – straight-line
Referral and exclusivity agreements	609	(217)	392	5 years – straight-line
Total finite-lived intangible assets	333,205	(106,296)	226,909	
Indefinite-lived intangible assets:				
Trademarks	43	—	43	
Total identifiable intangible assets	$ 333,248	$ (106,296)	$ 226,952	

(in thousands, except unit, share and per share amounts)

Intangible assets consisted of the following as of September 30, 2022:

	Cost	Accumulated Amortization	Carrying Value	Amortization Life and Method
Finite-lived intangible assets:				
Customer relationships	$ 268,301	$ (80,681)	$ 187,620	10 to 25 years – accelerated or straight-line
Non-compete agreements	1,190	(705)	485	3 to 6 years – straight-line
Website development costs	268	(159)	109	3 to 4 years – straight-line
Trade names	7,771	(4,203)	3,568	3 to 7 years – straight-line
Residual buyouts	6,169	(2,141)	4,028	8 years – straight-line
Referral and exclusivity agreements	800	(733)	67	5 years – straight-line
Total finite-lived intangible assets	284,499	(88,622)	195,877	
Indefinite-lived intangible assets:				
Trademarks	42	—	42	
Total identifiable intangible assets	$ 284,541	$ (88,622)	$ 195,919	

Amortization expense for intangible assets amounted to $20,539, $17,892 and $15,830 during the years ended September 30, 2023, 2022 and 2021, respectively.

Based on gross carrying amounts at September 30, 2023, the Company's estimate of future amortization expense for intangible assets are presented in this table as follows for each fiscal year ending September 30:

2024	$ 20,506
2025	20,215
2026	19,743
2027	19,123
2028	18,540
Thereafter	128,782
	$ 226,909

(in thousands, except unit, share and per share amounts)

9. ACCRUED EXPENSES AND OTHER LIABILITIES

A summary of the Company's accrued expenses and other current liabilities as of September 30, 2023 and 2022 is as follows:

	2023	2022
Accrued wages, bonuses, commissions and vacation	$ 8,713	$ 8,117
Accrued interest	1,313	642
Accrued contingent consideration — current portion	6,825	21,385
Escrow liabilities	3,965	12,285
Tax receivable agreement liability — current portion	—	20
Customer deposits	1,258	1,575
Employee health self-insurance liability	1,014	732
Accrued interchange	2,191	2,096
Other current liabilities	12,461	10,981
Accrued expenses and other current liabilities	$ 37,740	$ 57,833

A summary of the Company's long-term liabilities as of September 30, 2023 and 2022 is as follows:

	2023	2022
Accrued contingent consideration — long-term portion	$ 1,414	$ 1,448
Deferred tax liability — long-term	19,646	7,896
Other long-term liabilities	3,083	196
Total other long-term liabilities	$ 24,143	$ 9,540

10. LONG-TERM DEBT, NET

A summary of long-term debt, net as of September 30, 2023 and September 30, 2022 is as follows:

	Maturity	2023	2022
Revolving lines of credit to banks under the 2023 Senior Secured Credit Facility	May 8, 2028	$ 272,505	$ —
Revolving lines of credit to banks under the Prior Senior Secured Credit Facility	May 9, 2024	—	185,017
1.0% Exchangeable Senior Notes due 2025	February 15, 2025	117,000	104,557
Debt issuance costs, net		(4,424)	(2,554)
Total long-term debt, net of issuance costs		$ 385,081	$ 287,020

2020 Exchangeable Notes Offering

On February 18, 2020, i3 Verticals, LLC issued $138,000 aggregate principal amount of 1.0% Exchangeable Senior Notes due 2025 (the “Exchangeable Notes”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company

(in thousands, except unit, share and per share amounts)

received approximately $132,762 in net proceeds from the sale of the Exchangeable Notes, as determined by deducting estimated offering expenses paid to third-parties from the aggregate principal amount.

On October 1, 2022, the Company adopted ASU 2020-06 using the modified retrospective method, which resulted in the Exchangeable Notes being presented as a single liability instrument with no separate accounting for embedded conversion features. Refer to Note 2 for further discussion.

The Exchangeable Notes bear interest at a fixed rate of 1.00% per year, payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2020. The Exchangeable Notes will mature on February 15, 2025, unless converted or repurchased at an earlier date.

i3 Verticals, LLC issued the Exchangeable Notes pursuant to an Indenture, dated as of February 18, 2020 (the “Indenture”), among i3 Verticals, LLC, the Company and U.S. Bank National Association, as trustee.

Prior to August 15, 2024, the Exchangeable Notes are exchangeable only upon satisfaction of certain conditions and during certain periods described in the Indenture, and thereafter, the Exchangeable Notes are exchangeable at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The Exchangeable Notes are exchangeable on the terms set forth in the Indenture into cash, shares of Class A common stock, or a combination thereof, at i3 Verticals, LLC’s election. The exchange rate is initially 24.4666 shares of Class A common stock per $1,000 principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $40.87 per share of Class A common stock). The exchange rate is subject to adjustment in certain circumstances. In addition, following certain corporate events that occur prior to the maturity date or i3 Verticals, LLC’s delivery of a notice of redemption, i3 Verticals, LLC will increase, in certain circumstances, the exchange rate for a holder who elects to exchange its Exchangeable Notes in connection with such a corporate event or notice of redemption, as the case may be.

If the Company or i3 Verticals, LLC undergoes a fundamental change, holders may require i3 Verticals, LLC to repurchase all or part of their Exchangeable Notes at a repurchase price equal to 100% of the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid interest to, but not including, the fundamental change repurchase date. As of September 30, 2023, none of the conditions permitting the holders of the Exchangeable Notes to early convert have been met.

Prior to the 47th scheduled trading day immediately preceding the maturity date, if the last reported sale price per share of Class A common stock has been at least 130% of the exchange price for the Exchangeable Notes for at least 20 trading days (whether or not consecutive), i3 Verticals, LLC may redeem all or any portion of the Exchangeable Notes at a cash redemption price equal to 100% of the principal amount of the Exchangeable Notes to be redeemed plus accrued and unpaid interest on such note to, but not including, the redemption date.

The Exchangeable Notes are general senior unsecured obligations of i3 Verticals, LLC and the guarantee is the Company’s senior unsecured obligation and rank senior in right of payment to all of i3 Verticals, LLC’s and the Company’s future indebtedness that is expressly subordinated in right of payment to the Exchangeable Notes or the guarantee, as applicable. The Exchangeable Notes and the guarantee rank equally in right of payment with all of i3 Verticals, LLC’s and the Company’s existing and future unsecured indebtedness that is not so expressly subordinated in the right of payment to the Exchangeable Notes or the guarantee, as applicable. The Exchangeable Notes and the guarantee are effectively subordinated to any of the Companies’ existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness (including obligations under the 2023 Senior Secured Credit Facility, defined below). The Exchangeable Notes and the guarantee will be structurally subordinated to all indebtedness and other liabilities and obligations (including the debt and trade payables) of the Company’s subsidiaries, other than i3 Verticals, LLC.

In accounting for the issuance of the Exchangeable Notes, the Company separated the Exchangeable Notes into liability and equity components. The carrying amount of the liability component before the allocation of any transaction costs was calculated by measuring the fair value of a similar liability that does not have an associated

(in thousands, except unit, share and per share amounts)

exchangeable feature. The carrying amount of the equity component (before the allocation of any transaction costs), representing the conversion option, which does not require separate accounting as a derivative as it meets a scope exception for certain contracts involving an entity's own equity, was determined by deducting the fair value of the liability component from the par value of the Exchangeable Notes. The difference between the principal amount of the Exchangeable Notes and the liability component represented the debt discount, which was recorded as a direct deduction from the related debt liability in the consolidated balance sheet and accreted over the period from the date of issuance to the contractual maturity date, resulting in the recognition of non-cash interest expense. The equity component of the Exchangeable Notes of approximately $28,662 was included in additional paid-in capital in the consolidated balance sheet and was not remeasured as longs as continued to meet the conditions for equity classification. Transaction costs were allocated to the liability and equity components in the same proportion as the allocation of the proceeds. Transaction costs attributable to the liability component were recorded as debt issuance costs in the consolidated balance sheet and are amortized to interest expense using the effective interest method over the term of the Exchangeable Notes, and transaction costs attributable to the equity component were netted with the equity component in stockholders' equity. Effective October 1, 2022, the Company adopted ASU 2020-06, which simplified the accounting for the Exchangeable Notes and they are now reported as a single liability instrument with no separate accounting for embedded conversion features. The adoption of ASU 2020-06 resulted an increase in long-term debt, less current portion and debt issuance costs, net of $11,933, a decrease in additional paid-in-capital of $23,382 and a decrease in accumulated deficit of $11,449.

As of September 30, 2023, the aggregate principal amount outstanding of the Exchangeable Notes was $117,000.

Non-cash interest expense for amortization of debt issuance costs related to the Exchangeable Notes for the years ended September 30, 2023 and 2022 was $949 and $666, respectively. The Company also wrote off a portion of the debt issuance costs in connection with the repurchase transactions in April and September 2020, as described below. Total unamortized debt issuance costs related to the Exchangeable Notes were $1,501 as of September 30, 2023.

The estimated fair value of the Exchangeable Notes was $108,506 as of September 30, 2023. The estimated fair value of the Exchangeable Notes was determined through consideration of quoted market prices for similar instruments. The fair value is classified as Level 2, as defined in Note 13.

The Company can choose to purchase its Exchangeable Notes on the open market. In April and September 2020, the Company paid $17,414 in aggregate to repurchase $21,000 in aggregate principal amount of the Exchangeable Notes and to repay approximately $24 in accrued interest on the repurchased portion of the Exchangeable Notes.

Exchangeable Note Hedge Transactions

On February 12, 2020, concurrently with the pricing of the Exchangeable Notes, and on February 13, 2020, concurrently with the exercise by the initial purchasers of their right to purchase additional Exchangeable Notes, i3 Verticals, LLC entered into exchangeable note hedge transactions with respect to Class A common stock (the “Note Hedge Transactions”) with certain financial institutions (collectively, the “Counterparties”). The Note Hedge Transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes, the same number of shares of Class A common stock that initially underlie the Exchangeable Notes in the aggregate and are exercisable upon exchange of the Exchangeable Notes. The Note Hedge Transactions are intended to reduce potential dilution to the Class A common stock upon any exchange of the Exchangeable Notes. The Note Hedge Transactions will expire upon the maturity of the Exchangeable Notes, if not earlier exercised. The Note Hedge Transactions are separate transactions, entered into by i3 Verticals, LLC with the Counterparties, and are not part of the terms of the Exchangeable Notes. Holders of the Exchangeable Notes will not have any rights with respect to the Note Hedge Transactions. i3 Verticals, LLC used approximately $28,676 of the net proceeds from the offering of the Exchangeable Notes (net of the premiums received for the warrant transactions described below) to pay the cost of the Note Hedge Transactions.

(in thousands, except unit, share and per share amounts)

The Note Hedge Transactions do not require separate accounting as a derivative as they meet a scope exception for certain contracts involving an entity's own equity. The premiums paid for the Note Hedge Transactions have been included as a net reduction to additional paid-in capital within stockholders' equity.

Warrant Transactions

On February 12, 2020, concurrently with the pricing of the Exchangeable Notes, and on February 13, 2020, concurrently with the exercise by the initial purchasers of their right to purchase additional Exchangeable Notes, the Company entered into warrant transactions to sell to the Counterparties warrants (the “Warrants”) to acquire, subject to customary adjustments, up to initially 3,376,391 shares of Class A common stock in the aggregate at an initial exercise price of $62.88 per share. The Company offered and sold the Warrants in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Warrants will expire over a period beginning on May 15, 2025.

The Warrants are separate transactions, entered into by the Company with the Counterparties, and are not part of the terms of the Exchangeable Notes. Holders of the Exchangeable Notes will not have any rights with respect to the Warrants. The Company received approximately $14,669 from the offering and sale of the Warrants. The Warrants do not require separate accounting as a derivative as they meet a scope exception for certain contracts involving an entity's own equity. The premiums paid for the Warrants have been included as a net increase to additional paid-in capital within stockholders' equity.

2023 Senior Secured Credit Facility

On May 8, 2023, i3 Verticals, LLC (the “Borrower”), entered into that certain Credit Agreement (the “2023 Senior Secured Credit Facility”) with the guarantors and lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (“JPMorgan”). The 2023 Senior Secured Credit Facility replaces the Prior Senior Secured Credit Facility (as defined below). The 2023 Senior Secured Credit Facility provides for aggregate commitments of $450,000 in the form of a senior secured revolving credit facility (the “Revolver”).

The 2023 Senior Secured Credit Facility provides that the Borrower has the right to seek additional commitments to provide additional term loan facilities or additional revolving credit commitments in an aggregate principal amount up to, as of any date of determination, the sum of (i) the greater of $100,000 and 100% of the Borrower’s consolidated EBITDA (as defined in the 2023 Senior Secured Credit Facility) for the most recently completed four quarter period, plus (ii) the amount of certain prepayments of certain indebtedness, so long as, among other things, after giving pro forma effect to the incurrence of such additional borrowings and any related transactions, the Borrower’s consolidated interest coverage ratio (as defined in the 2023 Senior Secured Credit Facility) would not be less than 3.0 to 1.0 and the Borrower’s consolidated total net leverage ratio (as defined in the 2023 Senior Secured Credit Facility) would not exceed 5.0 to 1.0. As of September 30, 2023, the Borrower's consolidated interest coverage ratio was 4.39x and total leverage ratio was 3.77x.

The provision of any such additional amounts under the additional term loan facilities or additional revolving credit commitments are subject to certain additional conditions and the receipt of certain additional commitments by existing or additional lenders. The lenders under the 2023 Senior Secured Credit Facility are not under any obligation to provide any such additional term loan facilities or revolving credit commitments.

The proceeds of the Revolver, together with proceeds from any additional amounts under the additional term loan facilities or additional revolving credit commitments, may only be used by the Borrower to (i) finance working capital, capital expenditures and other lawful corporate purposes, (ii) finance permitted acquisitions (as defined in the 2023 Senior Secured Credit Facility) and (iii) to refinance certain existing indebtedness.

Borrowings under the Revolver will be made, at the Borrower’s option, at the Adjusted Term SOFR rate or the base rate, plus, in each case, an applicable margin.

(in thousands, except unit, share and per share amounts)

The Adjusted Term SOFR rate will be the rate of interest per annum equal to the Term SOFR rate (based upon an interest period of one, three or six months), plus 0.10%, plus an applicable margin of 2.00% to 3.00% (3.00% at September 30, 2023). The Adjusted Term SOFR rate shall not be less than 0% in any event.

The base rate is a fluctuating rate of interest per annum equal to the highest of (a) the greater of the federal funds rate or the overnight bank funding rate, plus ½ of 1%, (b) Wall Street Journal prime rate and (c) the Adjusted Term SOFR rate for an interest period of one month, plus 1%, plus an applicable margin of 1.00% to 2.00% (2.00% at September 30, 2023). The base rate shall not be less than 1% in any event.

The applicable margin is based upon the Borrower's consolidated total net leverage ratio (as defined in the 2023 Senior Secured Credit Facility), as reflected in the schedule below:

Consolidated Total Net Leverage Ratio	Commitment Fee	Letter of Credit Fee	Term Benchmark Loans	Base Rate Loans
> 3.0 to 1.0	0.30 %	3.00 %	3.00 %	2.00 %
> 2.5 to 1.0 but < 3.0 to 1.0	0.25 %	2.50 %	2.50 %	1.50 %
> 2.0 to 1.0 but < 2.5 to 1.0	0.20 %	2.25 %	2.25 %	1.25 %
< 2.0 to 1.0	0.15 %	2.00 %	2.00 %	1.00 %

In addition to paying interest on outstanding principal under the Revolver, the Borrower will be required to pay a commitment fee equal to the product of between 0.15% and 0.30% (the applicable percentage depending on the Borrower's consolidated total net leverage ratio as reflected in the schedule above, 0.30% at September 30, 2023) times the actual daily amount by which $450,000 exceeds the total amount outstanding under the Revolver and available to be drawn under all outstanding letters of credit.

The Borrower will be permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the 2023 Senior Secured Credit Facility, whether such amounts are issued under the Revolver or under the additional term loan facilities or additional revolving credit facilities, at any time without premium or penalty.

In addition, if the total amount borrowed under the Revolver exceeds $450,000 at any time, the 2023 Senior Secured Credit Facility requires the Borrower to prepay such excess outstanding amounts.

All obligations under the 2023 Senior Secured Credit Facility are unconditionally guaranteed by the Company, and each of the Company's existing and future direct and indirect material, wholly owned domestic subsidiaries, subject to certain exceptions. The obligations are secured by first-priority security interests in substantially all tangible and intangible assets of the Borrower, the Company and each subsidiary guarantor, in each case whether owned on the date of the initial borrowings or thereafter acquired.

The 2023 Senior Secured Credit Facility places certain restrictions on the ability of the Borrower, the Company and their subsidiaries to, among other things, incur debt and liens; merge, consolidate or liquidate; dispose of assets; enter into hedging arrangements; make certain restricted payments; undertake transactions with affiliates; enter into sale-leaseback transactions; make certain investments; prepay or modify the terms of certain indebtedness; and modify the terms of certain organizational agreements.

The 2023 Senior Secured Credit Facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, certain events with respect to employee benefit plans, invalidity of loan documents and certain changes in control.

(in thousands, except unit, share and per share amounts)

Prior Senior Secured Credit Facility

On May 9, 2019, the Company replaced its then existing credit facility with a new credit agreement (the "Prior Senior Secured Credit Facility") (as noted above, the Prior Senior Secured Credit Facility was replaced by the 2023 Senior Secured Credit Facility in May 2023). Effective October 3, 2022, the Prior Senior Secured Credit Facility, as amended, consisted of a $375,000 revolving credit facility, together with an option to increase the revolving credit facility and/or obtain incremental term loans in an additional principal amount of up to $50,000 in the aggregate (subject to the receipt of additional commitments for any such incremental loan amounts).

The Prior Senior Secured Credit Facility accrued interest at Term SOFR (based upon an interest period of one, three or six months), plus an adjustment of 0.10%, plus an applicable margin of 2.25% to 3.25%, or the base rate (defined as the highest of (x) the Bank of America prime rate, (y) the federal funds rate plus 0.50% and (z) Term SOFR, plus an adjustment of 0.10%, plus 1.00%), plus an applicable margin of 0.25% to 1.25%, in each case depending upon the consolidated total leverage ratio, as defined in the agreement. Interest was payable at the end of the selected interest period, but no less frequently than quarterly. Additionally, the Prior Senior Secured Credit Facility required the Company to pay unused commitment fees of 0.15% to 0.30% on any undrawn amounts under the revolving credit facility and letter of credit fees of up to 3.25% on the maximum amount available to be drawn under each letter of credit issued under the agreement.

Debt issuance costs

The Company incurred $3,079 in debt issuance costs during the year ended September 30, 2023 and did not incur any debt issuance costs during the years ended September 30, 2022 and 2021. The Company's debt issuance costs are being amortized over the related term of the debt using the straight-line method, which is not materially different than the effective interest rate method, and are presented net against long-term debt in the condensed consolidated balance sheets. The amortization of deferred debt issuance costs is included in interest expense and amounted to approximately $1,514, $1,046 and $968 during the years ended September 30, 2023, 2022 and 2021, respectively. In connection with the replacement of the Prior Senior Secured Credit Facility, the Company recorded a debt extinguishment charge of $203 for the write-off of deferred financing costs, which was recorded in interest expense in the consolidated statements of operations.

11. INCOME TAXES

i3 Verticals, Inc. is taxed as a corporation and pays corporate federal, state and local taxes on income allocated to it from i3 Verticals, LLC based on i3 Verticals, Inc.'s economic interest in i3 Verticals, LLC. i3 Verticals, LLC's members, including the Company, are liable for federal, state and local income taxes based on their share of i3 Verticals, LLC's pass-through taxable income. i3 Verticals, LLC is not a taxable entity for federal income tax purposes, but is subject to and reports entity level tax in both Tennessee and Texas. In addition, certain subsidiaries of i3 Verticals, LLC are corporations that are subject to state and federal income taxes.

	Year ended September 30,		
	2023	2022	2021
Current:			
Federal tax expense (benefit)	$ 3,076	$ 1,098	$ (35)
State tax expense	1,656	1,321	945
Deferred:			
Federal tax benefit	(7,296)	(4,151)	(285)
State tax expense (benefit)	1,361	6,739	(2)
Income tax (benefit) expense	$ (1,203)	$ 5,007	$ 623

(in thousands, except unit, share and per share amounts)

A reconciliation of income tax expense (benefit) from operations computed at the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year ended September 30,					
	2023		2022		2021	
Expected U.S. federal income taxes at statutory rate	$ (809)	21.0 %	$ (3,824)	21.0 %	$ (1,519)	21.1 %
Partnership income not taxed at federal level	865	(22.4)%	1,035	(5.7)%	29	(0.4)%
Valuation allowance	(3,964)	102.8 %	7,101	(39.0)%	712	(9.9)%
State and local income taxes, net of federal benefit	2,451	(63.6)%	(641)	3.5 %	552	(7.6)%
Nondeductible expenses and other permanent items	189	(4.9)%	83	(0.5)%	85	(1.2)%
Revaluation of debt and other debt transaction differences	536	(13.9)%	1,434	(7.9)%	609	(8.4)%
Change in liability for uncertain tax positions	155	(4.0)%	(25)	0.1 %	(83)	1.2 %
Federal tax credits	(636)	16.5 %	—	— %	240	(3.3)%
Other	10	(0.3)%	(156)	0.9 %	(2)	— %
Income tax (benefit) expense	$ (1,203)	31.2 %	$ 5,007	(27.5)%	$ 623	(8.6)%

(in thousands, except unit, share and per share amounts)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. Net deferred taxes spanning multiple jurisdictions as of September 30, 2023 and 2022 were as follows:

	September 30,	
	2023	2022
Deferred tax assets:		
Investment in partnership	$ 52,432	$ 56,388
Stock-based compensation	13,144	2,421
Deferred revenue	318	448
Accrued expenses	328	269
Net operating loss carryforwards	17,132	15,992
Section 163j carryforward	5,064	1,685
Federal tax credits	698	359
Operating lease liabilities	611	677
Other	108	75
Gross deferred tax assets	89,835	78,314
Valuation allowance	(28,944)	(27,555)
Deferred tax liabilities:		
Intangible assets	(26,313)	(14,270)
Operating lease right of use assets	(565)	(641)
Other	(1,145)	(285)
Net deferred tax asset	$ 32,868	$ 35,563

Federal net operating loss carryforwards as of September 30, 2023 and 2022 were $44,098 and $43,233, respectively. Federal tax credits were $698, resulting in a deferred tax asset of $9,959 as of September 30, 2023 compared to $359 of federal tax credits, resulting in a deferred tax asset of $9,438 as of September 30, 2022. The federal net operating loss carryforwards will begin to expire in 2037 and the federal tax credits will begin to expire in 2039. The use of federal net operating losses and credits are limited to the future taxable income of separate legal entities. As a result, a valuation allowance of $387 has been provided for certain federal deferred tax assets, a decrease of $421 during the year ended September 30, 2023. State net operating loss carryforwards as of September 30, 2023 totaled $124,656, resulting in a deferred tax asset of $7,871. The state net operating loss carryforwards will begin to expire in 2026. The use of certain state net operating losses are limited to future taxable earnings of separate legal entities. As a result, a valuation allowance of $8,511 has been provided for state loss carryforwards and other state tax attributes, an increase of $3,602 during the year ended September 30, 2023. The Company also considered a valuation allowance on its $52,432 outside basis of investment in i3 Verticals, LLC deferred tax asset as of September 30, 2023. The Company has recorded a valuation allowance of $20,046 against the portion of the deferred tax benefit that is capital in nature and against the amount not expected to be realized, resulting in a decrease in valuation allowance of $1,792 during the year ended September 30, 2023. Management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets after giving consideration to the valuation allowance.

(in thousands, except unit, share and per share amounts)

The components of the Company's liability for uncertain tax benefits are as follows:

Gross unrecognized tax benefits as of September 30, 2021	$	108
Increase in current year tax positions		—
Increase in prior year tax positions		—
Settlements and other reductions		25
Gross unrecognized tax benefits as of September 30, 2022		83
Increase in current year tax positions		108
Increase in prior year tax positions		73
Settlements and other reductions		26
Gross unrecognized tax benefits as of September 30, 2023	$	238

As of September 30, 2023 and 2022, the Company had no accrued interest and no accrued penalties in either period related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense. The Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2019. As of September 30, 2023 and 2022, there were unrecognized tax benefits of $238 and $83 that if recognized would affect the annual effective tax rate.

Tax Receivable Agreement

On June 25, 2018, the Company entered into a Tax Receivable Agreement with i3 Verticals, LLC and each of the Continuing Equity Owners (the "Tax Receivable Agreement") that provides for the payment by the Company to the Continuing Equity Owners of 85% of the amount of certain tax benefits, if any, that it actually realizes, or in some circumstances, is deemed to realize in its tax reporting, as a result of (i) future redemptions funded by the Company or exchanges, or deemed exchanges in certain circumstances, of Common Units of i3 Verticals, LLC for Class A common stock of i3 Verticals, Inc. or cash, and (ii) certain additional tax benefits attributable to payments made under the Tax Receivable Agreement. These tax benefit payments are not conditioned upon one or more of the Continuing Equity Owners maintaining a continued ownership interest in i3 Verticals, LLC. If a Continuing Equity Owner transfers Common Units but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Owner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such Common Units. In general, the Continuing Equity Owners' rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person, other than certain permitted transferees, without (a) the Company's prior written consent, which should not be unreasonably withheld, conditioned or delayed, and (b) such persons becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable Continuing Equity Owner's interest therein. The Company expects to benefit from the remaining 15% of the tax benefits, if any, that the Company may realize.

When Class B common stock is exchanged for Class A common stock, this triggers an increase in the tax basis of the Company's Common Units in i3 Verticals, LLC subject to the provisions of the Tax Receivable Agreement. During the year ended September 30, 2021, the Company acquired an aggregate of 1,671,479 common units of i3 Verticals, LLC in connection with the redemption of common units, which resulted in an increase in the tax basis of our investment in i3 Verticals, LLC subject to the provisions of the Tax Receivable Agreement. As a result of these exchanges, during the year ended September 30, 2021, the Company recognized an increase to its net deferred tax assets in the amount of $13,990, and corresponding Tax Receivable Agreement liabilities of $11,892, representing 85% of the tax benefits due to the Continuing Equity Owners.

During the year ended September 30, 2022, the Company acquired an aggregate of 111,000 common units of i3 Verticals, LLC in connection with the redemption of common units, which resulted in an increase in the tax basis of our investment in i3 Verticals, LLC subject to the provisions of the Tax Receivable Agreement. As a result of these exchanges, during the year ended September 30, 2022, the Company recognized an increase to its net

(in thousands, except unit, share and per share amounts)

deferred tax assets in the amount of $898, and corresponding Tax Receivable Agreement liabilities of $763, representing 85% of the tax benefits due to the Continuing Equity Owners.

During the year ended September 30, 2023, the Company acquired an aggregate of 24,748 common units of i3 Verticals, LLC in connection with the redemption of common units, which resulted in an increase in the tax basis of our investment in i3 Verticals, LLC subject to the provisions of the Tax Receivable Agreement. As a result of these exchanges, during the year ended September 30, 2023, the Company recognized an increase to its net deferred tax assets in the amount of $206, and corresponding Tax Receivable Agreement liabilities of $175, representing 85% of the tax benefits due to the Continuing Equity Owners.

The deferred tax asset and corresponding Tax Receivable Agreement liability balances were $37,723 and $40,079, respectively, as of September 30, 2023.

Payments to the Continuing Equity Owners related to exchanges through September 30, 2023 will range from $0 to $3,235 per year and are expected to be paid over the next 24 years. The amounts recorded as of September 30, 2023, approximate the current estimate of expected tax savings and are subject to change after the filing of the Company's U.S. federal and state income tax returns. Future payments under the Tax Receivable Agreement with respect to subsequent exchanges would be in addition to these amounts.

12. LEASES

The Company's leases consist primarily of real estate leases throughout the markets in which the Company operates. At contract inception, the Company determines whether an arrangement is or contains a lease, and for each identified lease, evaluates the classification as operating or financing. The Company had no finance leases as of September 30, 2023. Leased assets and obligations are recognized at the lease commencement date based on the present value of fixed lease payments to be made over the term of the lease. Renewal and termination options are factored into determination of the lease term only if the option is reasonably certain to be exercised. The weighted-average remaining lease term at September 30, 2023 was two years. The Company had no significant short-term leases during the year ended September 30, 2023.

The Company's leases do not provide a readily determinable implicit interest rate and the Company uses its incremental borrowing rate to measure the lease liability and corresponding right-of-use asset. The incremental borrowing rates were determined based on a portfolio approach considering the Company's current secured borrowing rate adjusted for market conditions and the length of the lease term. The weighted-average discount rate used in the measurement of our lease liabilities was 7.7% as of September 30, 2023.

Operating lease cost is recognized on a straight-line basis over the lease term. Operating lease costs for the years ended September 30, 2023, 2022 and 2021, were $5,671, $5,815 and $4,096, respectively, which are included in selling, general and administrative expenses in the condensed consolidated statements of operations.

Total operating lease costs for the years ended September 30, 2023, 2022 and 2021, include variable lease costs of approximately $78, $59 and $6, respectively, which are primarily comprised of costs of maintenance and utilities and changes in rates, and are determined based on the actual costs incurred during the period. Variable payments are expensed in the period incurred and not included in the measurement of lease assets and liabilities.

Short-term rent expense for the years ended September 30, 2023, 2022 and 2021, was $210, $177 and $304, respectively, and are included in selling, general and administrative expenses in the condensed consolidated statements of operations.

(in thousands, except unit, share and per share amounts)

As of September 30, 2023, maturities of lease liabilities are as follows:

Years ending September 30:		
2024	$	5,055
2025		4,439
2026		3,454
2027		1,597
2028		755
Thereafter		1,262
Total future minimum lease payments (undiscounted)(1)		16,562
Less: present value discount		(1,620)
Present value of lease liability	$	14,942

1. Total future minimum lease payments excludes payments of $52 for leases designated as short-term leases, which are excluded from the Company's right-of-use assets. These payments will be made within the next twelve months.

13. FAIR VALUE MEASUREMENTS

The Company applies the provisions of ASC 820, *Fair Value Measurement*, which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or the price paid to transfer a liability as of the measurement date. A three-tier, fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The three levels are:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

The carrying value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, settlement assets and obligations, accounts receivable, other assets, accounts payable, and accrued expenses, approximated their fair values as of September 30, 2023 and 2022, because of the relatively short maturity dates on these instruments. The carrying amount of debt approximates fair value as of September 30, 2023 and 2022, because interest rates on these instruments approximate market interest rates.

(in thousands, except unit, share and per share amounts)

The Company has no Level 1 or Level 2 financial instruments measured at fair value on a recurring basis. The following tables present the changes in the Company's Level 3 financial instruments that are measured at fair value on a recurring basis.

	Accrued Contingent Consideration	
Balance at September 30, 2021	$	36,229
Contingent consideration accrued at time of business combination		6,281
Change in fair value of contingent consideration included in Operating expenses		23,725
Contingent consideration paid		(43,402)
Balance at September 30, 2022	$	22,833
Contingent consideration accrued at time of business combination		760
Change in fair value of contingent consideration included in Operating expenses		10,781
Contingent consideration paid		(26,135)
Balance at September 30, 2023	$	8,239

The fair value of contingent consideration obligations includes inputs not observable in the market and thus represents a Level 3 measurement. The amount to be paid under these obligations is contingent upon the achievement of certain growth metrics related to the financial performance of the entities subsequent to acquisition. The fair value of material contingent consideration included in an acquisition is calculated using a Monte Carlo simulation. The contingent consideration is revalued each period until it is settled. Management reviews the historical and projected performance of each acquisition with contingent consideration and uses an income probability method to revalue the contingent consideration. The revaluation requires management to make certain assumptions and represent management's best estimate at the valuation date. The probabilities are determined based on a management review of the expected likelihood of triggering events that would cause a change in the contingent consideration paid. The Company develops the projected future financial results based on an analysis of historical results, market conditions, and the expected impact of anticipated changes in the Company's overall business and/or product strategies.

Approximately $6,825 and $21,385 of contingent consideration was recorded in accrued expenses and other current liabilities as of September 30, 2023 and 2022, respectively. Approximately $1,414 and $1,448 of contingent consideration was recorded in other long-term liabilities as of September 30, 2023 and 2022, respectively.

Disclosure of Fair Values

The Company's financial instruments that are not remeasured at fair value include the Exchangeable Notes (see Note 10). The Company estimates the fair value of the Exchangeable Notes through consideration of quoted market prices of similar instruments, classified as Level 2 as described above. The estimated fair value of the Exchangeable Notes was $108,506 as of September 30, 2023.

(in thousands, except unit, share and per share amounts)

14. EQUITY-BASED COMPENSATION

A summary of equity-based compensation expense recognized during the years ended September 30, 2023, 2022 and 2021 is as follows:

	Year ended September 30,		
	2023	2022	2021
Stock options	$ 24,276	$ 25,163	$ 20,860
Restricted stock units	3,602	1,067	—
Equity-based compensation expense	$ 27,878	$ 26,230	$ 20,860

Amounts are included in general and administrative expense on the consolidated statements of operations. Income tax benefits of $785, $468 and $1,083 were recognized related to equity-based compensation during the years ended September 30, 2023, 2022, and 2021, respectively.

Stock Options

In May 2018, the Company adopted the 2018 Equity Incentive Plan (the “2018 Plan”) under which the Company may grant up to 3,500,000 stock options and other equity-based awards to employees, directors and officers. The number of shares of Class A common stock available for issuance under the 2018 Plan includes an annual increase on the first day of each year, beginning with the 2019 calendar year, equal to 4.0% of the outstanding shares of all classes of the Company's common stock as of the last day of the immediately preceding calendar year, unless the Company’s board of directors determines prior to the last trading day of December of the immediately preceding calendar year that the increase shall be less than 4%. As of September 30, 2023, there were 1,075,549 shares of equity awards available to grant under the 2018 Plan.

In September 2020, the Company adopted the 2020 Acquisition Equity Incentive Plan (the “2020 Inducement Plan”) under which the Company may grant up to 1,500,000 stock options and other equity-based awards to individuals that were not previously employees of the Company or its subsidiaries in connection with acquisitions, as a material inducement to the individual's entry into employment with the Company or its subsidiaries within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules. In May 2021, the Company amended the 2020 Inducement Plan to increase the number of shares of the Company's Class A common stock available for issuance from 1,500,000 to 3,000,000 shares. As of September 30, 2023, there were 1,154,571 shares of equity awards available for grant under the 2020 Inducement Plan.

Share-based compensation expense includes the estimated effects of forfeitures, which will be adjusted over the requisite service period to the extent actual forfeitures differ or are expected to differ from such estimates.

The Company has issued stock option awards under the 2018 Plan and the 2020 Inducement Plan. The fair value of the stock option awards during the years ended September 30, 2023 and 2022 was determined on the grant date using the Black-Scholes valuation model based on the following weighted-average assumptions:

	September 30, 2023	September 30, 2022
Expected volatility(1)	54.9 %	55.7 %
Expected dividend yield(2)	— %	— %
Expected term(3)	6 years	6 years
Risk-free interest rate(4)	3.9 %	1.6 %

1. For the year ended September 30, 2023, expected volatility is based on the volatility of the Company's own share price. For the year ended September 30, 2022, expected volatility is based on the historical volatility of a selected peer group over a period equivalent to the expected term.
2. The Company has assumed a dividend yield of zero as management has no plans to declare dividends in the foreseeable future.
3. Expected term represents the estimated period of time until an award is exercised and was determined using the simplified method as details of employee exercise behavior are limited due to limited historical data.
4. The risk-free rate is an interpolation of yields on U.S. Treasury securities with maturities equivalent to the expected term.

(in thousands, except unit, share and per share amounts)

A summary of stock option activity for the year ended September 30, 2023 is as follows:

	Stock Options	Weighted Average Exercise Price
Outstanding at September 30, 2022	8,222,322	$ 25.07
Granted	1,286,629	24.13
Exercised	(460,760)	18.14
Forfeited	(471,521)	27.69
Outstanding at September 30, 2023	8,576,670	$ 25.16
Exercisable at September 30, 2023	5,586,736	$ 24.79

The weighted-average grant date fair value of stock options granted during the year ended September 30, 2023 was $13.68.

As of September 30, 2023, there were 8,576,670 stock options outstanding, of which 5,586,736 were exercisable. As of September 30, 2023, total unrecognized compensation expense related to unvested stock options, including an estimate for pre-vesting forfeitures, was $23,395, which is expected to be recognized over a weighted-average period of 2.1 years. The Company's policy is to account for forfeitures of stock-based compensation awards as they occur.

The total fair value of stock options that vested during the year ended September 30, 2023 was $24,652.

Restricted Stock Units

The Company has issued Class A common stock in the form of restricted stock units ("RSUs") under the 2018 Plan.

A summary of activity related to restricted stock units as of September 30, 2023 is as follows:

	Restricted Stock Units	Weighted Average Exercise Price
Outstanding at September 30, 2022	486,652	$ 24.93
Granted	536,882	25.28
Vested	(67,854)	26.34
Forfeited	(81,656)	24.09
Outstanding at September 30, 2023	874,024	$ 24.95

The weighted-average grant date fair value of RSUs granted during the year ended September 30, 2023 was $25.28.

As of September 30, 2023, total unrecognized compensation expense related to unvested RSUs, including an estimate for pre-vesting forfeitures, was $12,126, which is expected to be recognized over a weighted average period of 3.1 years.

15. COMMITMENTS AND CONTINGENCIES

Leases

The Company utilizes office space and equipment under operating leases. Rent expense under these leases amounted to $5881, $5992 and $4,400 during the years ended September 30, 2023, 2022 and 2021, respectively. Refer to Note 12 for further discussion and a table of the future minimum payments under these leases.

(in thousands, except unit, share and per share amounts)

Minimum Processing Commitments

The Company has non-exclusive agreements with several processors to provide The Company services related to transaction processing and transmittal, transaction authorization and data capture, and access to various reporting tools. Certain of these agreements require the Company to submit a minimum monthly number of transactions for processing. If the Company submits a number of transactions that is lower than the minimum, it is required to pay to the processor the fees it would have received if the Company had submitted the required minimum number of transactions. As of September 30, 2023, such minimum fee commitments were as follows:

Years ending September 30:	
2024	$ 4,582
2025	488
2026	—
2027	—
2028	—
Thereafter	—
Total	$ 5,070

Litigation

With respect to all legal, regulatory and governmental proceedings, and in accordance with ASC 450-20, *Contingencies—Loss Contingencies*, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome with respect to any such matter is probable and the amount of the loss can be reasonably estimated, the Company records an accrual for the estimated amount of loss for the expected outcome of the matter. If the likelihood of a negative outcome with respect to material matters is reasonably possible and the Company is able to determine an estimate of the amount of possible loss or a range of loss, whether in excess of a related accrued liability or where there is no accrued liability, the Company discloses the estimate of the amount of possible loss or range of loss. However, the Company in some instances may be unable to estimate an amount of possible loss or range of loss based on the significant uncertainties involved in, or the preliminary nature of, any such material matter, and in these instances the Company will disclose the nature of the contingency and describe why the Company is unable to determine an estimate of possible loss or range of loss.

The Company is involved in ordinary course legal proceedings, which include all claims, lawsuits, investigations and proceedings, including unasserted claims, which are probable of being asserted, arising in the ordinary course of business. The Company has considered all such ordinary course legal proceedings in formulating its disclosures and assessments. After taking into consideration the evaluation of such legal matters by the Company's legal counsel, the Company's management believes at this time such matters will not have a material impact on the Company's consolidated balance sheet, results of operations or cash flows.

S&S Litigation

On June 2, 2021, the State of Louisiana, Division of Administration (the “State”) and a putative class of Louisiana law enforcement districts (collectively "Plaintiffs") filed a Petition (as amended on October 4, 2021, the “Petition”), in the 19th Judicial District Court for the Parish of East Baton Rouge against i3-Software & Services, LLC (“S&S”), a subsidiary of the Company located in Shreveport, Louisiana, the Company, i3 Verticals, LLC, the current leader of the S&S business, the former leader of the S&S business, and 1120 South Pointe Properties, LLC (“South Pointe”), the former owner of the assets of the S&S business (collectively "Defendants"). See *State of Louisiana, by and through its Division of Administration, East Baton Rouge Parish Law Enforcement District, by and through the duly elected East Baton Rouge Parish Sheriff, Sid J. Gautreaux, III, et. al., individually and as class representatives vs. i3-Software & Services, LLC; 1120 South Pointe Properties, LLC, formerly known as Software and Services of Louisiana, L.L.C.; i3 Verticals, Inc.; i3 Verticals, LLC; Gregory R. Teeters; and Scott Carrington*.

(in thousands, except unit, share and per share amounts)

The Petition was amended on October 4, 2021 to add a putative class of Louisiana sheriffs (the “Sheriffs”) and subsequently removed to the United States District Court for the Middle District of Louisiana. The Petition seeks monetary damages for the cost of network remediation of $15,000 purportedly spent by the State and $7,000 purportedly spent by the Sheriffs, return of purchase prices, potential additional expenses related to remediation and any obligation to notify parties of an alleged data breach as and if required by applicable law, and reasonable attorneys’ fees. The claimed damages relate to a third-party remote access software product used in connection with services provided by S&S to certain Louisiana Parish law enforcement districts and alleged inadequacies in the Company’s cybersecurity practices. Plaintiffs moved to remand the action to state court on November 5, 2021, and the motion was referred to a magistrate to make a report and recommendation to the district court judge. On July 5, 2022, the magistrate recommended that the matter be remanded to state court. On July 19, 2022, the Company and all other defendants filed objections to the recommendation. On August 3, 2022, the Plaintiffs filed a response to those objections. On August 16, 2022, the district court granted the Plaintiffs’ motion to remand, and all Defendants appealed. Oral argument on this motion in front of the United States Fifth Circuit Court of Appeals took place on April 4, 2023, and on September 1, 2023, the Fifth Circuit panel affirmed the District Court order to remand the case back to state court. On September 29, 2023, all Defendants-Appellants filed a Petition for Rehearing En Banc, which the Plaintiffs-Appellees opposed on October 12, 2023. The parties await a decision on that motion.

The assets of the S&S business were acquired from South Pointe by the Company in 2018 for $17,000, including upfront cash consideration and contingent consideration, and provides software and payments services within the Company’s Public Sector vertical to local government agencies almost exclusively in Louisiana.

The Company is unable to predict the outcome of this litigation. While we do not believe that this matter will have a material adverse effect on our business or financial condition, we cannot give assurance that this matter will not have a material effect on our results of operations or cash flows for the period in which it is resolved.

Other

The Company's subsidiary CP-PS, LLC has certain indemnification obligations in favor of FDS Holdings, Inc. related to the acquisition of certain assets of Merchant Processing Solutions, LLC in February 2014. The Company has incurred expenses related to these indemnification obligations in prior periods and may have additional expenses in the future. However, after taking into consideration the evaluation of such matters by the Company’s legal counsel, the Company’s management believes at this time that the anticipated outcome of any existing or potential indemnification liabilities related to this matter will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

16. RELATED PARTY TRANSACTIONS

In connection with the Company's IPO, the Company and i3 Verticals, LLC entered into a Tax Receivable Agreement with the Continuing Equity Owners that provides for the payment by the Company to the Continuing Equity Owners of 85% of the amount of certain tax benefits, if any, that it actually realizes, or in some circumstances, is deemed to realize in its tax reporting, as a result of (i) future redemptions funded by the Company or exchanges, or deemed exchanges in certain circumstances, of Common Units of i3 Verticals, LLC for Class A common stock of i3 Verticals, Inc. or cash, and (ii) certain additional tax benefits attributable to payments made under the Tax Receivable Agreement. See Note 11 for further information. As of September 30, 2023, the total amount due under the Tax Receivable Agreement was $40,079.

In April 2016, the Company entered into a purchase agreement to purchase certain assets of Axia, LLC. On April 29, 2016, the Company entered into a Processing Services Agreement (the “AxiaMed Agreement”) with Axia Technologies, LLC (which has since been incorporated as Axia Technologies, Inc., doing business as AxiaMed (“AxiaMed”)), an entity controlled by the previous owner of Axia, LLC. Under the AxiaMed Agreement, the Company agreed to provide processing services for certain merchants as designated by AxiaMed from time to

(in thousands, except unit, share and per share amounts)

time. In accordance with ASC 606-10-55, revenue from the processing services is recognized net of interchange, residual expense and other fees.

In March 2021, the Company became aware of an observable price change in the AxiaMed equity investment, due to a planned third party acquisition of AxiaMed. This resulted in an increase of $2,353 to the fair value of the AxiaMed investment at March 31, 2021, which the Company recognized in other income. On April 1, 2021, AxiaMed was sold to a third party and the Company received $2,453 for its investment in AxiaMed. Greg Daily, the Company’s chief executive officer; Clay Whitson, the Company’s chief financial officer; and the Company no longer have ownership interest in AxiaMed following the sale. The Company earned net revenues related to the AxiaMed Agreement of $117 during the year ended September 30, 2021.

17. SEGMENTS

The Company determines its operating segments based on ASC 280, *Segment Reporting*, in alignment with how the chief operating decision making group monitors and manages the performance of the business as well as the level at which financial information is reviewed. The Company’s operating segments are strategic business units that offer different products and services.

The Company's core business is delivering seamlessly integrated payment and software solutions to customers in strategic vertical markets. This is accomplished through the Software and Services and Merchant Services segments.

The Software and Services segment delivers vertical market software solutions to customers across all of the Company's strategic vertical markets. These solutions often include embedded payments or other recurring services.

The Merchant Services segment provides comprehensive payment solutions to businesses and organizations. The Merchant Services segment includes third-party integrated payment solutions as well as traditional merchant processing services across the Company's strategic vertical markets.

The Other category includes corporate overhead expenses, when presenting reportable segment information.

(in thousands, except unit, share and per share amounts)

The Company primarily uses processing margin to measure operating performance. Processing margin is equal to revenue less other cost of services plus residuals expense, which is a component of other cost of services. The following is a summary of reportable segment operating performance for the years ended September 30, 2023, 2022 and 2021.

	As of and for the Year ended September 30, 2023			
	Software and Services	Merchant Services	Other	Total
Revenue	$ 232,967	$ 137,342	$ (70)	$ 370,239
Other costs of services	(16,102)	(64,521)	71	(80,552)
Residuals	2,214	41,460	(32)	43,642
Processing margin	$ 219,079	$ 114,281	$ (31)	$ 333,329
Residuals				43,642
Selling general and administrative				219,736
Depreciation and amortization				36,461
Change in fair value of contingent consideration				10,781
Income from operations				$ 22,709
Total assets	$ 611,515	$ 210,705	$ 59,273	$ 881,493
Goodwill	$ 287,613	$ 121,950	$ —	$ 409,563

	As of and for the Year ended September 30, 2022			
	Software and Services	Merchant Services	Other	Total
Revenue	$ 193,402	$ 124,481	$ (21)	$ 317,862
Other costs of services	(13,778)	(59,647)	58	(73,367)
Residuals	1,602	36,666	(33)	38,235
Processing margin	$ 181,226	$ 101,500	$ 4	$ 282,730
Residuals				38,235
Selling general and administrative				193,790
Depreciation and amortization				29,424
Change in fair value of contingent consideration				23,725
Loss from operations				$ (2,444)
Total assets	$ 512,792	$ 203,485	$ 54,035	$ 770,312
Goodwill	$ 234,553	$ 119,086	$ —	$ 353,639

(in thousands, except unit, share and per share amounts)

	As of and for the Year ended September 30, 2021			
	Software and Services	Merchant Services	Other	Total
Revenue	$ 114,433	$ 111,870	$ (2,179)	$ 224,124
Other costs of services	(8,610)	(51,234)	2,138	(57,706)
Residuals	1,147	29,842	(2,071)	28,918
Processing margin	$ 106,970	$ 90,478	$ (2,112)	$ 195,336
Residuals				28,918
Selling general and administrative				134,872
Depreciation and amortization				24,418
Change in fair value of contingent consideration				7,140
Loss from operations				$ (12)
Total assets	$ 382,014	$ 208,560	$ 61,226	$ 651,800
Goodwill	$ 173,157	$ 119,086	$ —	$ 292,243

The Company has not disclosed expenditures on long-lived assets as such expenditures are not reviewed by or provided to the chief operating decision maker.

18. NON-CONTROLLING INTEREST

i3 Verticals, Inc. is the sole managing member of i3 Verticals, LLC and as a result, consolidates the financial results of i3 Verticals, LLC and reports a non-controlling interest representing the Common Units of i3 Verticals, LLC held by the Continuing Equity Owners. Changes in i3 Verticals, Inc.'s ownership interest in i3 Verticals, LLC while i3 Verticals, Inc. retains its controlling interest in i3 Verticals, LLC will be accounted for as equity transactions. As such, future redemptions or direct exchanges of Common Units of i3 Verticals, LLC by the Continuing Equity Owners will result in a change in ownership and reduce or increase the amount recorded as non-controlling interest and increase or decrease additional paid-in capital when i3 Verticals, LLC has positive or negative net assets, respectively.

As of September 30, 2023, and 2022, respectively, i3 Verticals, Inc. owned 23,253,272 and 22,986,448 of i3 Verticals, LLC's Common Units, representing a 69.7% and 69.4% economic ownership interest in i3 Verticals, LLC.

(in thousands, except unit, share and per share amounts)

The following table summarizes the impact on equity due to changes in the Company's ownership interest in i3 Verticals, LLC:

	Year ended September 30,		
	2023	2022	2021
Net loss attributable to non-controlling interest	$ (1,841)	$ (6,115)	$ (3,382)
Transfers to (from) non-controlling interests:			
Redemption of common units in i3 Verticals, LLC	(224)	(918)	(11,714)
Establishment of liabilities under a tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis	4,305	11,511	15,337
Net transfers to non-controlling interests	4,081	10,593	3,623
Change from net income attributable to non-controlling interests and transfers to non-controlling interests	$ 2,240	$ 4,478	$ 241

19. EARNINGS PER SHARE

Basic earnings per share of Class A common stock is computed by dividing net income available to i3 Verticals, Inc. by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted earnings per share of Class A common stock is computed by dividing net income available to i3 Verticals, Inc. by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except unit, share and per share amounts)

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A common stock:

	Year ended September 30,		
	2023	**2022**	**2021**
Basic net loss per share:			
Numerator			
Net loss	$ (2,652)	$ (23,217)	$ (7,839)
Less: Net loss attributable to non-controlling interests	(1,841)	(6,115)	(3,382)
Net loss attributable to Class A common stockholders	$ (811)	$ (17,102)	$ (4,457)
Denominator			
Weighted average shares of Class A common stock outstanding[1]	23,137,586	22,249,656	20,994,598
Basic net loss per share[2]	$ (0.04)	$ (0.77)	$ (0.21)
Dilutive net loss per share[4]:			
Numerator			
Net loss attributable to Class A common stockholders	$ (811)		$ (4,457)
Reallocation of net loss assuming conversion of common units[5]	(1,391)		(2,556)
Net loss attributable to Class A common stockholders - diluted	$ (2,202)		$ (7,013)
Denominator			
Weighted average shares of Class A common stock outstanding[1]	23,137,586		20,994,598
Weighted average effect of dilutive securities[2][3][4]	10,109,247		10,719,593
Weighted average shares of Class A common stock outstanding - diluted	33,246,833		31,714,191
Diluted net loss per share	$ (0.07)		$ (0.22)

_____

1. Excludes 6,706 shares of restricted Class A common stock for the year ended September 30, 2021.
2. For the year ended September 30, 2021, the following securities were excluded from the weighted average effect of dilutive securities in the computation of diluted earnings per share of Class A common stock:
   a. 2,495,922 options to purchase shares of Class A common stock for the year ended September 30, 2021, were excluded because the exercise price of these options exceeded the average market price of our Class A common stock during the period ("out-of-the-money") and the effect of including them would have been anti-dilutive, and
   b. 1,471,027 shares of Class A common stock for the year ended September 30, 2021, resulting from estimated stock option exercises as calculated by the treasury stock method, and 6,706 shares of restricted Class A common stock for the year ended September 30, 2021 were excluded because the effect of including them would have been anti-dilutive.
3. For the year ended September 30, 2022, all potentially dilutive securities were anti-dilutive, so diluted net loss per share was equivalent to basic net loss per share. The following securities were excluded from the weighted average effect of dilutive securities in the computation of diluted earnings per share of Class A common stock:
   a. 10,170,668 shares of weighted average Class A common stock for the year ended September 30, 2022, along with the reallocation of net income assuming conversion of these shares, were excluded because the effect would have been anti-dilutive,
   b. 4,580,844 options to purchase shares of Class A common stock for the year ended September 30, 2022, were excluded because the exercise price of these options exceeded the average market price of our Class A common stock during the period ("out-of-the-money") and the effect of including them would have been anti-dilutive, and
   c. 679,858 shares of Class A common stock for the year ended September 30, 2022, resulting from estimated stock option exercises as calculated by the treasury stock method were excluded because the effect of including them would have been anti-dilutive.
4. For the year ended September 30, 2023, the following securities were excluded from the weighted average effect of dilutive securities in the computation of diluted earnings per share of Class A common stock:
   a. 5,580,144 options to purchase shares of Class A common stock for the year ended September 30, 2023, were excluded because the exercise price of these options exceeded the average market price of our Class A common stock during the period ("out-of-the-money") and the effect of including them would have been anti-dilutive.

(in thousands, except unit, share and per share amounts)

b. 723,898 shares of Class A common stock for the year ended September 30, 2023, resulting from estimated stock option exercises and restricted stock units vesting as calculated by the treasury stock method were excluded because of the effect of including them would have been anti-dilutive.

5. The reallocation of net income assuming conversion of common units represents the tax effected net income attributable to non-controlling interest using the effective income tax rates described in Note 11 above and assuming all common units of i3 Verticals, LLC were exchanged for Class A common stock at the beginning of the year. The common units of i3 Verticals, LLC held by the Continuing Equity Owners are potentially dilutive securities, and the computations of pro forma diluted net income per share assume that all common units of i3 Verticals, LLC were exchanged for shares of Class A common stock at the beginning of the year.

Since in September 2022 the Company made the irrevocable election to settle the principal portion of its Exchangeable Notes only in cash, the Company uses the treasury stock method for calculating any potential dilutive effect of the conversion spread on diluted net income per share, if applicable. The conversion spread will have a dilutive impact on diluted net income per share of common stock when the average market price of the Company's Class A common stock for a given period exceeds the exchange price of $40.87 per share for the Exchangeable Notes.

The Warrants sold in connection with the issuance of the Exchangeable Notes are considered to be dilutive when the average price of the Company's Class A common stock during the period exceeds the Warrants' stock price of $62.88 per share. The effect of the additional shares that may be issued upon exercise of the Warrants will be included in the weighted average shares of Class A common stock outstanding—diluted using the treasury stock method. The Note Hedge Transactions purchased in connection with the issuance of the Exchangeable Notes are considered to be anti-dilutive and therefore do not impact our calculation of diluted net income per share. Refer to Note 10 for further discussion regarding the Exchangeable Notes.

Shares of the Company's Class B common stock do not participate in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented.

20. SIGNIFICANT NON-CASH TRANSACTIONS

The Company engaged in the following significant non-cash investing and financing activities during the years ended September 30, 2023, 2022, and 2021:

	Year ended September 30,		
	2023	2022	2021
Restricted Class A common stock issued as part of acquisition purchase consideration (Note 4)	$ 2,000	$ —	$ 35,245
Acquisition date fair value of contingent consideration in connection with business combinations	$ 760	$ 6,281	$ 22,577
Residual buyouts financed through principal and interest forgiveness of a loan	$ 5,860	$ —	$ —
Replacement of the Prior Senior Secured Credit Facility with the 2023 Senior Secured Credit Facility	$ 284,000	$ —	$ —
Debt issuance costs financed with proceeds from the 2023 Senior Secured Credit Facility	$ 2,386	$ —	$ —
Accrued interest financed with proceeds from the 2023 Senior Secured Credit Facility	$ 1,617	$ —	$ —
Right-of-use assets obtained in exchange for operating lease obligations	$ 927	$ 7,846	$ 16,879

21. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, with the participation of other members of management, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act, as of the end of the period covered by this report. Based on such evaluations, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective (at the reasonable assurance level) to ensure that the information required to be included in this report has been recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that the information required to be included in this report was accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework (2013)*. Based on such assessment our management has concluded that, as of September 30, 2023, our internal control over financial reporting is effective based on those criteria.

Our internal control over financial reporting as of September 30, 2023 has been audited by the independent registered public accounting firm, Deloitte & Touche LLP, who also audited our financial statements. The attestation report on our internal control over financial reporting from Deloitte & Touche LLP appears below.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the three months ended September 30, 2023 that materially affected, or which are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of i3 Verticals, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of i3 Verticals, Inc. and subsidiaries (the "Company") as of September 30, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended September 30, 2023, of the Company and our report dated November 22, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
November 22, 2023

Item 9B.   Other Information

None. Without limiting the generality of the foregoing, during the three months ended September 30, 2023, no director or officer of the Company adopted or terminated any "Rule 10b5-1 trading arrangement," or any "non-Rule 10b-5 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

Item 9C.   Disclosure Regrading Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to the Proxy Statement for the 2024 annual meeting of the stockholders, which will be filed with the SEC within 120 days after the end of the fiscal year ended September 30, 2023.

We have adopted a Corporate Code of Conduct that applies to all of our directors, officers and employees. Our Board of Directors expects its members, as well as our officers and employees, to act in accordance with the highest standards of ethical business conduct. The Corporate Code of Conduct, as well as the charters of the, Audit Committee and the Compensation Committee, are available on the Investor Relations section of our website at www.i3Verticals.com under the captions "Investors" and "Corporate Governance." Upon the written request of any person, we will furnish, without charge, a copy of any of these documents. Requests should be directed to i3 Verticals, Inc., 40 Burton Hills Blvd., Suite 415, Nashville, Tennessee 37215, Attention: Paul Maple, General Counsel. We intend to disclose any amendments to our Corporate Code of Conduct and any waiver from a provision of our code, as required by the SEC, on our website.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the Proxy Statement for the 2024 annual meeting of the stockholders, which will be filed with the SEC within 120 days after the end of the fiscal year ended September 30, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the Proxy Statement for the 2024 annual meeting of the stockholders, which will be filed with the SEC within 120 days after the end of the fiscal year ended September 30, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the Proxy Statement for the 2024 annual meeting of the stockholders, which will be filed with the SEC within 120 days after the end of the fiscal year ended September 30, 2023.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the Proxy Statement for the 2024 annual meeting of the stockholders, which will be filed with the SEC within 120 days after the end of the fiscal year ended September 30, 2023.

Item 15.   Exhibits and Financial Statement Schedules

(a)(1) Consolidated Financial Statements

See Index to Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the financial statements or the notes to those financial statements.

(a)(3) Exhibits

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of i3 Verticals, Inc.	8-K	001-38532	3.1	6/25/18
3.2	Amended and Restated Bylaws	8-K	001-38532	3.2	11/16/22
4.1	Specimen Stock Certificate evidencing the shares of Class A common stock	S-1	333-225214	4.1	5/25/18
4.2	Description of Securities	10-K	001-38532	4.2	11/22/19
4.3	Indenture, dated February 18, 2020, among i3 Verticals, LLC, i3 Verticals, Inc. as guarantor and U.S. Bank National Association	8-K	001-38532	4.1	2/19/20
4.4	Form of 1.00% Exchangeable Senior Notes due 2025 (included in Exhibit 4.3 above)	8-K	001-38532	4.2	2/19/20
10.1	Form of Tax Receivable Agreement	S-1	333-225214	10.2	5/25/18
10.2	Form of Registration Rights Agreement	S-1	333-225214	10.3	5/25/18
10.3	Limited Liability Company Agreement of i3 Verticals, LLC	8-K	001-38532	10.3	6/25/18
10.4	Plan Administration Agreement, dated June 25, 2018, by and between i3 Verticals, Inc. and i3 Verticals, LLC	8-K	001-38532	10.4	6/25/18
10.5+	i3 Verticals, LLC Amended & Restated Equity Incentive Plan, dated November 29, 2016	S-1	333-225214	10.21	5/25/18
10.6+	First Amendment to i3 Verticals, LLC Amended & Restated Equity Incentive Plan, dated October 31, 2017	S-1	333-225214	10.22	5/25/18
10.7+	Second Amendment to i3 Verticals, LLC Amended & Restated Equity Incentive Plan, dated May 7, 2018	S-1	333-225214	10.23	5/25/18
10.8+	2018 Equity Incentive Plan	S-1	333-225214	10.24	5/25/18
10.9+	Form of Restricted Stock Award Agreement under 2018 Equity Incentive Plan	S-1	333-225214	10.25	5/25/18

10.10+	Form of Stock Option Award Agreement under 2018 Equity Incentive Plan	S-1	333-225214	10.26	5/25/18
10.11+	Employment Agreement, effective as of May 5, 2014, by and between Charge Payment, LLC and Clay M. Whitson	S-1	333-225214	10.27	5/25/18
10.12+	Change in Control Agreement, dated as of May 10, 2017, by and between i3 Verticals, LLC and Paul Maple	S-1	333-225214	10.28	5/25/18
10.13+	Form of Indemnification Agreement	S-1	333-225214	10.29	5/25/18
10.14	Registration Rights Agreement, dated February 18, 2020, among i3 Verticals, Inc. and BofA Securities, Inc.	8-K	001-38532	10.2	2/19/20
10.15	Form of Exchangeable Note Hedge Transaction Confirmation.	8-K	001-38532	10.3	2/19/20
10.16	Form of Warrant Transaction Confirmation	8-K	001-38532	10.4	2/19/20
10.17+	i3 Verticals, Inc. 2020 Acquisition Equity Incentive Plan	8-K	001-38532	10.1	9/9/20
10.18+	Form of Restricted Stock Award Agreement under i3 Verticals, Inc. 2020 Acquisition Equity Incentive Plan	8-K	001-38532	10.2	9/9/20
10.19+	Form of Stock Option Award Agreement under 2020 Acquisition Equity Incentive Plan	8-K	001-38532	10.3	9/9/20
10.20+	First Amendment to the i3 Verticals, Inc. 2020 Acquisition Equity Incentive Plan	8-K	001-38532	10.1	5/10/21
10.21	Sales Agreement by an among i3 Verticals, Inc., i3 Verticals, LLC and Raymond James & Associates, Inc., Morgan Stanley & Co. LLC and BTIG, LLC, dated as of August 20, 2021	S-3	333-258950	1.2	8/20/21
10.22	Amendment No. 1 to Sales Agreement by and among i3 Verticals, Inc., i3 Verticals, LLC, Raymond James & Associates, Inc., Morgan Stanley & Co, LLC and BTIG, LLC, dated as of November 22, 2021	POSAM	333-258950	1.3	11/22/21
10.23+	Form of Performance-based Restricted Stock Unit Award Agreement under 2018 Equity Incentive Plan	10-K	001-38532	10.29	11/18/22
10.24	First Amendment to Tax Receivable Agreement, by and among i3 Verticals, Inc., i3 Verticals, LLC and the members of i3 Verticals, LLC party thereto	10-K	001-38532	10.30	11/18/22
10.25	Credit Agreement, dated as of May 8, 2023, among i3 Verticals, LLC, the guarantor and lender parties thereto and JPMorgan Chase Bank, N.A., as administrative agent	10-Q	001-38532	10.1	5/10/23
10.26	Security and Pledge Agreement, dated as of May 8, 2023, among i3 Verticals, LLC, the obligor parties thereto and JPMorgan Chase Bank, N.A., as administrative agent	10-Q	001-38532	10.2	5/10/23
21.1*	List of subsidiaries of i3 Verticals, Inc.				
23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm				

31.1*	Certification of Chief Executive Officer pursuant to Rules 13a-14(a)/15d-14a under the Securities Exchange Act of 1934. as amended
31.2*	Certification of Chief Financial Officer pursuant to Rules 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934, as amended
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	i3 Verticals, Inc. Compensation Recoupment Policy
101.INS*	XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

_____

#	Schedules and exhibits have been omitted pursuant to Item 601 of Regulation S-K. i3 Verticals, Inc. hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.
+	Denotes a management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i3 Verticals, Inc.

By: _____ /s/ Gregory Daily _____

Gregory Daily

Chief Executive Officer

Date: November 22, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Gregory Daily **Gregory Daily**	Chief Executive Officer and Director (Principal Executive Officer)	November 22, 2023
/s/ Clay Whitson **Clay Whitson**	Chief Financial Officer and Director (Principal Financial Officer)	November 22, 2023
/s/ Geoff Smith **Geoff Smith**	Senior Vice President of Finance (Principal Accounting Officer)	November 22, 2023
/s/ Elizabeth Seigenthaler Courtney **Elizabeth Seigenthaler Courtney**	Director	November 22, 2023
/s/ John Harrison **John Harrison**	Director	November 22, 2023
/s/ Burton Harvey **Burton Harvey**	Director	November 22, 2023
/s/ Decosta Jenkins **Decosta Jenkins**	Director	November 22, 2023
/s/ Timothy McKenna **Timothy McKenna**	Director	November 22, 2023
/s/ David Morgan **David Morgan**	Director	November 22, 2023
/s/ David Wilds **David Wilds**	Director	November 22, 2023



TRANSFER AGENT & REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at
1:30 pm C.T. on February 22, 2024 at:

**40 Burton Hills Blvd. Suite 415
Nashville, TN 37215-6186**

2023 INDEPENDENT AUDITOR

Deloitte & Touche, LLP

STOCK EXCHANGE LISTING

NASDAQ Global Select Ticker Symbol: **IIIV**

FORM 10-K / INVESTOR CONTACT

Stockholders may obtain free of charge, a copy of
the i3 Verticals Annual Report on Form 10-K as filed
with the Securities and Exchange Commission by
contacting:

CLAY WHITSON

40 Burton Hills Blvd.
Suite 415
Nashville, TN 37215-6186

**Phone: (888) 251-0987
Email: investorrelations@i3verticals.com**

*Copies of all documents filed by i3 Verticals with the
Securities and Exchange Commission are also available at
www.sec.gov*



Corporate Headquarters

40 Burton Hills Blvd. Suite 415
Nashville, TN 37215-6186

(800) 203-7981

i3verticals.com